
11007163


iRobot

Dear Stockholder:

April 13, 2011

You are cordially invited to attend the annual meeting of stockholders of iRobot Corporation to be held at 10:00 a.m., local time, on Wednesday, May 25, 2011 at iRobot Corporation headquarters located at 8 Crosby Drive, Bedford, Massachusetts 01730.

At this annual meeting, you will be asked to elect three (3) class III directors for three-year terms, to approve our Senior Executive Incentive Compensation Plan, as amended and restated, to ratify the appointment of our independent registered public accountants, to cast an advisory vote on the compensation of our named executive officers and to cast an advisory vote on the frequency of holding future advisory votes on the compensation of our named executive officers. The board of directors unanimously recommends that you vote FOR election of the director nominees, FOR approval of our Senior Executive Incentive Compensation Plan, as amended and restated, FOR ratification of appointment of our independent registered public accountants, FOR approval, on an advisory basis, of the compensation of our named executive officers and FOR approval, on an advisory basis, of the proposal to hold future advisory votes on the compensation of our named executive officers on a triennial basis.

Details regarding the matters to be acted upon at this annual meeting appear in the accompanying proxy statement. Please give this material your careful attention.

Whether or not you plan to attend the annual meeting, we urge you to sign and return the enclosed proxy so that your shares will be represented at the annual meeting. If you attend the annual meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.


RECEIVED
APR 29 2011
SECTION
211

Very truly yours,

COLIN M. ANGLE
Chief Executive Officer & Chairman of the Board

iROBOT CORPORATION

8 Crosby Drive
Bedford, Massachusetts 01730
(781) 430-3000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 25, 2011

To the Stockholders of iRobot Corporation:

The annual meeting of stockholders of iRobot Corporation, a Delaware corporation (the "Company"), will be held on Wednesday, May 25, 2011, at 10:00 a.m., local time, at iRobot Corporation headquarters located at 8 Crosby Drive, Bedford, Massachusetts 01730, for the following purposes:

1. To elect three (3) class III directors, nominated by the Board of Directors, each to serve for a three-year term and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal;
2. To approve our Senior Executive Incentive Compensation Plan, as amended and restated;
3. To ratify the appointment of the accounting firm of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for the current fiscal year;
4. To hold an advisory vote on the compensation of our named executive officers;
5. To hold an advisory vote on the frequency of holding future advisory votes on the compensation of our named executive officers; and
6. To transact such other business as may properly come before the annual meeting and any adjournments or postponements thereof.

Proposal 1 relates solely to the election of three (3) class III directors nominated by the board of directors and does not include any other matters relating to the election of directors, including without limitation, the election of directors nominated by any stockholder of the Company.

Only stockholders of record at the close of business on April 7, 2011, are entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof.

All stockholders are cordially invited to attend the annual meeting in person. However, to assure your representation at the annual meeting, we urge you, whether or not you plan to attend the annual meeting, to sign and return the enclosed proxy so that your shares will be represented at the annual meeting. If you attend the annual meeting, you may vote in person even if you have previously returned your proxy card. Directions to iRobot Corporation headquarters can be found at the Company's website, http://www.irobot.com.

By Order of the Board of Directors,



GLEN D. WEINSTEIN
Senior Vice President,
General Counsel and Secretary

Bedford, Massachusetts
April 13, 2011

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 25, 2011. THE PROXY STATEMENT AND ANNUAL REPORT TO SHAREHOLDERS ARE AVAILABLE AT https://materials.proxyvote.com/462726.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

IN ACCORDANCE WITH OUR SECURITY PROCEDURES, ALL PERSONS ATTENDING THE ANNUAL MEETING WILL BE REQUIRED TO PRESENT PICTURE IDENTIFICATION.

TABLE OF CONTENTS

iROBOT CORPORATION

8 Crosby Drive
Bedford, Massachusetts 01730

PROXY STATEMENT
For the Annual Meeting of Stockholders
To Be Held on May 25, 2011

April 13, 2011

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of iRobot Corporation, a Delaware corporation (the "Company"), for use at the annual meeting of stockholders to be held on Wednesday, May 25, 2011, at 10:00 a.m., local time, at iRobot Corporation headquarters located at 8 Crosby Drive, Bedford, Massachusetts 01730, and any adjournments or postponements thereof. An annual report to stockholders, containing financial statements for the fiscal year ended January 1, 2011, is being mailed together with this proxy statement to all stockholders entitled to vote at the annual meeting. This proxy statement and the form of proxy are expected to be first mailed to stockholders on or about April 21, 2011.

The purposes of the annual meeting are to elect three (3) class III directors for three-year terms, to approve our Senior Executive Incentive Compensation Plan, as amended and restated, to ratify the appointment of the Company's independent registered public accountants, to hold an advisory vote on the compensation of our named executive officers and to hold an advisory vote on the frequency of holding future advisory votes on the compensation of our named executive officers. Only stockholders of record at the close of business on April 7, 2011 will be entitled to receive notice of and to vote at the annual meeting. As of March 31, 2011, 26,301,866 shares of common stock, $.01 par value per share, of the Company were issued and outstanding. The holders of common stock are entitled to one vote per share on any proposal presented at the annual meeting.

Stockholders may vote in person or by proxy. If you attend the annual meeting, you may vote in person even if you have previously returned your proxy card. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Company, before the taking of the vote at the annual meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly completing a later-dated proxy relating to the same shares and delivering it to the Secretary of the Company before the taking of the vote at the annual meeting, or (iii) attending the annual meeting and voting in person (although attendance at the annual meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary, before the taking of the vote at the annual meeting.

The representation in person or by proxy of at least a majority of the outstanding shares of common stock entitled to vote at the annual meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the annual meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, with respect to such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

For Proposal 1, the election of class III directors, the nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the annual meeting shall be elected as directors. For Proposal 2, the approval of our Senior Executive Incentive Compensation Plan, as amended and restated, for Proposal 3, the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for the current fiscal year, and for Proposal 4, the advisory vote on the compensation of our named executive officers, an affirmative vote of a majority of the shares present, in person or represented by proxy, and voting on each such matter is required for approval. For Proposal 5, the advisory vote on the frequency of holding future advisory votes on the compensation of our named executive officers, the frequency that receives the highest number of affirmative votes of the shares present or represented and entitled to vote at the annual meeting shall be deemed approved. Abstentions are included in the number of shares present or represented and voting on each matter. Broker "non-votes" are not considered voted for the particular matter and have the effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of shares from which the majority is calculated.

The person named as attorney-in-fact in the proxies, Glen D. Weinstein, was selected by the board of directors and is an officer of the Company. All properly executed proxies returned in time to be counted at the annual meeting will be voted by such person at the annual meeting. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR election of the director nominees, FOR approval of our Senior Executive Incentive Compensation Plan, as amended and restated, FOR ratification of the appointment of our independent registered public accountants, FOR the approval, on an advisory basis, of the compensation of our named executive officers and FOR the holding of future advisory votes on the compensation of our named executive officers on a triennial basis.

Aside from the election of directors, the approval of our Senior Executive Incentive Compensation Plan, as amended and restated, the ratification of the appointment of the independent registered public accountants, the advisory vote on the compensation of our named executive officers and the advisory vote on the frequency of holding of future advisory votes on the compensation of our named executive officers, the board of directors knows of no other matters to be presented at the annual meeting. If any other matter should be presented at the annual meeting upon which a vote properly may be taken, shares represented by all proxies received by the board of directors will be voted with respect thereto in accordance with the judgment of the person named as attorney-in-fact in the proxies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of March 31, 2011: (i) by each person who is known by the Company to beneficially own more than 5% of the outstanding shares of common stock; (ii) by each director or nominee of the Company; (iii) by each named executive officer of the Company; and (iv) by all directors and executive officers of the Company as a group. Unless otherwise noted below, the address of each person listed on the table is c/o iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)
FMR LLC(3) 82 Devonshire Street Boston, MA 02109	3,815,844	14.51%
OppenheimerFunds, Inc.(4) 2 World Financial Center 225 Liberty Street New York, NY 10281-1008	1,500,600	5.71%
Colin M. Angle(5)	963,712	3.65%
John J. Leahy(6)	121,384	*
Joseph W. Dyer(7)	117,404	*
Jeffrey A. Beck(8)	33,675	*
Robert L. Moses(9)	32,578	*
Russell J. Campanello	0	*
Alison Dean(10)	43,530	*
Glen D. Weinstein(11)	115,907	*
Rodney A. Brooks, Ph.D.(12)	599,692	2.28%
Ronald Chwang(13)	515,235	1.96%
Jacques S. Gansler(14)	81,400	*
Andrea Geisser(15)	104,153	*
Helen Greiner(16)	712,683	2.71%
George C. McNamee(17)	153,129	*
Peter T. Meekin(18)	60,798	*
Paul J. Kern(19)	75,534	*
Paul Sagan(20)	10,266	*
Gail Deegan	0	*
All executive officers, directors and nominees as a group (21)(18 persons)	3,741,080	13.70%

* Represents less than 1% of the outstanding common stock.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Pursuant to the rules of the Securities and Exchange Commission, the number of shares of common stock deemed outstanding includes (i) shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of March 31, 2011 and (ii) shares issuable pursuant to restricted stock units held by the respective person or group that vest within 60 days of March 31, 2011.

(2) Applicable percentage of ownership as of March 31, 2011 is based upon 26,301,866 shares of common stock outstanding.

(3) FMR LLC and Edward C. Johnson 3d each have sole dispositive power with respect to all of the shares. Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR LLC and an investment adviser, is a beneficial owner of all of the shares, 1,615,286 of which are attributable to Fidelity OTC Portfolio, an investment company registered under the Investment Company Act of 1940. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. The address of each reporting entity is 82 Devonshire Street, Boston, MA 02109. This information has been obtained from a Schedule 13G filed by FMR LLC and Edward C. Johnson 3d with the Securities and Exchange Commission on February 14, 2011.

(4) OppenheimerFunds, Inc. has shared voting power and shared dispositive power with respect to all of these shares. This information has been obtained from a Schedule 13G/A filed by OppenheimerFunds, Inc. with the Securities and Exchange Commission on February 10, 2011, and includes 1,500,600 shares over which Oppenheimer Global Opportunity Fund has shared voting and shared dispositive power. The address of Oppenheimer Global Opportunity Fund is 6803 S. Tucson Way, Centennial, CO 80112.

(5) Includes 110,850 shares issuable to Mr. Angle upon exercise of stock options and 7,563 shares issuable to Mr. Angle upon vesting of restricted stock units.

(6) Includes 95,448 shares issuable to Mr. Leahy upon exercise of stock options and 3,088 shares issuable to Mr. Leahy upon vesting of restricted stock units.

(7) Includes 99,616 shares issuable to Mr. Dyer upon exercise of stock options, 2,925 shares issuable to Mr. Dyer upon vesting of restricted stock units and 100 shares owned by Mr. Dyer's stepson. Mr. Dyer disclaims beneficial ownership of the 100 shares owned by his stepson, except to the extent of his pecuniary interest, if any.

(8) Includes 14,750 shares issuable to Mr. Beck upon exercise of stock options and 10,175 shares issuable to Mr. Beck upon vesting of restricted stock units.

(9) Includes 29,925 shares issuable to Mr. Moses upon exercise of stock options and 988 shares issuable to Mr. Moses upon vesting of restricted stock units.

(10) Includes 39,029 shares issuable to Ms. Dean upon exercise of stock options and 725 shares issuable to Ms. Dean upon vesting of restricted stock units.

(11) Includes 99,740 shares issuable to Mr. Weinstein upon exercise of stock options and 1,575 shares issuable to Mr. Weinstein upon vesting of restricted stock units.

(12) Includes 19,333 shares issuable to Dr. Brooks upon exercise of stock options.

(13) Includes an aggregate of 326,525 shares held by iD5 Fund, L.P. Dr. Chwang is a general partner of the management company for iD5 Fund, L.P. and may be deemed to share voting and investment power with respect to all shares held by iD5 Fund, L.P. Dr. Chwang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. Also includes 65,000 shares issuable to Dr. Chwang upon exercise of stock options and 123,710 shares held in a trust for the benefit of certain of his family members. As co-trustees of the family trust, Dr. Chwang shares voting and dispositive power over the shares held by the trust with his spouse.

(14) Includes 80,000 shares issuable to Dr. Gansler upon exercise of stock options.

(15) Includes 80,000 shares issuable to Mr. Geisser upon exercise of stock options and 11,247 shares issuable to Mr. Geisser upon termination of service.

(16) Includes 31,333 shares issuable to Ms. Greiner upon exercise of stock options and 228 shares issuable to Ms. Greiner upon termination of service.

(17) Includes 80,000 shares issuable to Mr. McNamee upon exercise of stock options and 3,489 shares issuable to Mr. McNamee upon termination of service.

(18) Includes 40,000 shares issuable to Mr. Meekin upon exercise of stock options, 9,780 shares issuable to Mr. Meekin upon termination of service and 500 shares owned by Mr. Meekin's IRA. Mr. Meekin's spouse shares voting and dispositive power over the non-IRA shares.

(19) Consists of 70,000 shares issuable to Gen. Kern upon exercise of stock options and 5,534 shares issuable to Gen. Kern upon termination of service.

(20) Includes 10,000 shares issuable to Mr. Sagan upon exercise of stock options and 266 shares issuable to Mr. Sagan upon termination of service.

(21) Includes an aggregate of 965,024 shares issuable upon exercise of stock options held by sixteen (16) executive officers and directors, an aggregate of 27,039 shares issuable upon vesting of restricted stock units held by seven (7) executive officers and an aggregate of 30,544 shares issuable upon termination of service to six (6) directors.

PROPOSAL 1

ELECTION OF DIRECTORS

Nominees

Our board of directors currently consists of ten members. Our amended and restated certificate of incorporation divides the board of directors into three classes. One class is elected each year for a term of three years. The board of directors, upon the recommendation of the nominating and corporate governance committee, has nominated Gail Deegan, Andrea Geisser and Jacques S. Gansler, Ph.D. and recommended that each be elected to the board of directors as a class III director, each to hold office until the annual meeting of stockholders to be held in the year 2014 and until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal. Dr. Gansler and Mr. Geisser are class III directors whose terms expire at this annual meeting. The board of directors is also composed of (i) three class I directors (Colin M. Angle, Ronald Chwang, Ph.D., and Paul J. Kern, Gen. U.S. Army (ret.)), whose terms expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2012, (ii) four class II directors (Helen Greiner, George C. McNamee, Peter T. Meekin, and Paul Sagan) whose terms expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2013, and (iii) Rodney A. Brooks, Ph.D., currently a class III director, who has informed us that he will retire upon the expiration of his term, the date of this annual meeting, and will therefore not stand for re-election.

The board of directors knows of no reason why any of the nominees would be unable or unwilling to serve, but if any nominee should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the board of directors may recommend in the place of such nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *"FOR"* THE NOMINEES LISTED BELOW.

The following table sets forth the nominees to be elected at the annual meeting and continuing directors, the year each such nominee or director was first elected a director, the positions with us currently held by each nominee and director, the year each nominee's or director's current term will expire and each nominee's and director's current class:

Nominee's or Director's Name and Year First Became a Director	Position(s) with the Company	Year Current Term Will Expire	Current Class of Director
Nominees for Class III Directors:			
Gail Deegan	N/A	N/A	N/A
Andrea Geisser 2004	Director	2011	III
Jacques S. Gansler, Ph.D. 2003	Director	2011	III
Continuing Directors:			
Colin M. Angle 1992	Chairman of the Board, Chief Executive Officer and Director	2012	I
Ronald Chwang, Ph.D. 1998	Director	2012	I
Paul J. Kern, Gen. U.S. Army (ret.) 2006	Director	2012	I
Helen Greiner 1994	Director	2013	II
George C. McNamee 1999	Director	2013	II
Peter T. Meekin 2003	Director	2013	II
Paul Sagan 2010	Director	2013	II

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the director nominees to be elected at the annual meeting, the directors and the executive officers of the Company, their ages immediately prior to the annual meeting, and the positions currently held by each such person with the Company.

Name	Age	Position
Colin M. Angle	43	Chairman of the Board, Chief Executive Officer and Director
John J. Leahy	52	Executive Vice President, Chief Financial Officer and Treasurer
Joseph W. Dyer	64	Chief Operating Officer
Jeffrey A. Beck	48	President, Home Robots
Robert L. Moses	56	President, Government and Industrial Robots
Russell Campanello	55	Senior Vice President, Human Resources
Alison Dean	46	Senior Vice President, Corporate Finance
Glen D. Weinstein	40	Senior Vice President, General Counsel and Secretary
Rodney A. Brooks, Ph.D.(1)	56	Director
Ronald Chwang, Ph.D.(2)	63	Director
Jacques S. Gansler, Ph.D.(3)	76	Director
Andrea Geisser(4)	68	Director
Helen Greiner	43	Director
George C. McNamee(2)(4)	64	Director
Peter T. Meekin(3)(4)	61	Director
Paul J. Kern, Gen. U.S. Army (ret)(2)	65	Director
Paul Sagan(3)	52	Director
Gail Deegan	64	Director Nominee

(1) Dr. Brooks is retiring from the board of directors and therefore is not standing for re-election at this annual meeting

(2) Member of compensation committee

(3) Member of nominating and corporate governance committee

(4) Member of audit committee

Colin M. Angle, a co-founder of iRobot, has served as chairman of the board since October 2008, as chief executive officer since June 1997, and prior to that, as our president since November 1992. Mr. Angle has also served as a director since October 1992. Mr. Angle also worked at the National Aeronautical and Space Administration's Jet Propulsion Laboratory where he participated in the design of the behavior-controlled rovers that led to Sojourner exploring Mars in 1997. Mr. Angle holds a B.S. in Electrical Engineering and an M.S. in Computer Science, both from MIT. As a co-founder and chief executive officer, Mr. Angle provides a critical contribution to the board of directors reflecting his detailed knowledge of the Company, our employees, our client base, our prospects, the strategic marketplace and our competitors.

John J. Leahy has served as our executive vice president, chief financial officer and treasurer since June 2008. From August 2007 to September 2007, Mr. Leahy served as executive vice president, chief financial officer, principal financial/accounting officer and assistant treasurer of The Hanover Insurance Group, Inc. From 1999 to 2007, Mr. Leahy served as executive vice president and chief financial officer of Keane, Inc., and served as interim president and chief executive officer from May 2006 to January 2007. From 1982 to 1999, Mr. Leahy served in a number of financial positions for Pepsico, Inc. He received a B.S. in Finance from Merrimack College and an M.B.A. from Boston College.

Joseph W. Dyer has served as our chief operating officer since August 2010. Mr. Dyer previously served as the president of our government and industrial robots division from July 2006 to August 2010. Mr. Dyer served as executive vice president and general manager of our government and industrial robots division from September 2003 until July 2006. Prior to joining iRobot, Mr. Dyer served for 32 years in the U.S. Navy. From

July 2000 until July 2003, he served as Vice Admiral commanding the Naval Air Systems Command at which he was responsible for research and development, procurement and in-service support for naval aircraft, weapons and sensors. He is an elected fellow in the Society of Experimental Test Pilots and the National Academy of Public Administration. He also chairs NASA's Aerospace Safety Advisory Panel. Mr. Dyer holds a B.S. in Chemical Engineering from North Carolina State University and an M.S. in Finance from the Naval Postgraduate School, Monterey, California.

Jeffrey A. Beck has served as the president of our home robots division since April 2009. Prior to joining iRobot, Mr. Beck served at AMETEK Corporation as senior vice president and general manager, Aerospace & Defense from 2008 to 2009 and as vice president & general manager, Power Systems and Instruments Division from 2004 to 2008. From 1996 to 2004, Mr. Beck served in a number of positions at Danaher Corporation, including president, Danaher Precision Systems Division and vice president of sales, Kollmorgen I&C Division. Mr. Beck holds a B.S. in Mechanical Engineering from the New Jersey Institute of Technology and an M.B.A. from Boston University.

Robert L. Moses has served as president of our government and industrial robots division since August 2010. Previously, he served as the division's senior vice president of operations from April 2008 to August 2010 and vice president of operations from April 2006 to March 2008. Prior to joining iRobot as director of operations of our government and industrial robots division in 2003, Mr. Moses served as a career naval officer, most recently as director of contracts for the Naval Air Systems Command. Mr. Moses holds a bachelor's degree in business administration from the University of Mississippi and a master's degree in acquisition and contract administration from the Naval Postgraduate School in Monterey, California.

Russell Campanello has served as our senior vice president, human resources since November 2010. Prior to joining iRobot, Mr. Campanello served as senior vice president, human resources and administration at Phase Forward, Inc. from April 2008 until September 2010. Mr. Campanello previously served as senior vice president of human resources and marketing at Keane, Inc., a business process and information technology consulting firm, from September 2003 to October 2007. Prior to Keane, Mr. Campanello served as chief people officer at NerveWire from August 2000 to February 2003. Prior to NerveWire, he served as senior vice president, human resources at Genzyme Corp. from November 1997 to July 2000. Earlier in his career, Mr. Campanello spent nine years as vice president of human resources at Lotus Development Corporation. He attended Suffolk University's Executive MBA program, and holds a B.S. degree in Business Administration from the University of Massachusetts

Alison Dean has served as our senior vice president, corporate finance since February 2010. From March 2007 until February 2010, Ms. Dean served as our principal accounting officer and vice president, financial controls & analysis. From August 2005 until March 2007, Ms. Dean served as our vice president, financial planning & analysis. From 1995 to August 2005, Ms. Dean served in a number of positions at 3Com Corporation, including vice president and corporate controller from 2004 to 2005 and vice president of finance — worldwide sales from 2003 to 2004. Ms. Dean holds a B.A. in Business Economics from Brown University and an M.B.A. from Boston University.

Glen D. Weinstein has served as our general counsel since July 2000. Since February 2005, Mr. Weinstein has also served as a senior vice president, and he served as a vice president from February 2002 to January 2005. Since March 2004, he has also served as our secretary. Prior to joining iRobot, Mr. Weinstein was with Covington & Burling, a law firm in Washington, D.C. Mr. Weinstein holds a B.S. in Mechanical Engineering from MIT and a J.D. from the University of Virginia School of Law.

Rodney A. Brooks, Ph.D., a co-founder of iRobot, has served as a director since our inception in August 1990, and from inception until February 2004, as the chairman of the board of directors. Dr. Brooks held various positions at iRobot since our inception, including chief technology officer from June 1997 until September 2008, and prior to that, treasurer and president. In September 2008, Dr. Brooks co-founded Heartland Robotics to develop low-cost industrial robots that will empower workers and serves as its chairman and chief technology officer. Dr. Brooks also serves as president of BrooksLab LLC. Dr. Brooks is the Panasonic Professor of Robotics Emeritus at MIT. From June 2003 until June 2007, Dr. Brooks was director of the MIT Computer Science and Artificial Intelligence Laboratory. From August 1997 until June 2003, he was the director of the MIT Artificial Intelligence Laboratory. Dr. Brooks is a member of the National Academy of Engineering. Dr. Brooks holds a degree in pure mathematics from the Flinders University of South Australia and a Ph.D. in Computer Science from Stanford University. As a co-founder and former chief technology officer, Dr. Brooks provides a critical contribution to the board of directors reflecting his detailed knowledge of the robotics industry.

Ronald Chwang, Ph.D, has served as a director since November 1998. Dr. Chwang is the chairman and president of iD Ventures America, LLC (formerly known as Acer Technology Ventures) under the iD SoftCapital Group, a venture investment and management consulting service group formed in January 2005. From August 1998 until December 2004, Dr. Chwang was the chairman and president of Acer Technology Ventures, LLC, managing high-tech venture investment activities in North America. Dr. Chwang also serves on the board of directors of AU Optronics and a number of other private high tech companies and is a former director of Silicon Storage Technologies. Dr. Chwang holds a B.Eng. (with honors) in Electrical Engineering from McGill University and a Ph.D. in Electrical Engineering from the University of Southern California. Dr. Chwang brings to the board of directors his extensive experience in the technology industry, through both company operations and venture capital investment.

Gail Deegan has been nominated to serve as a director. From February 1996 until her retirement in September 2001, Ms. Deegan served as executive vice president and chief financial officer of Houghton Mifflin Company, a publishing company. From February 1995 to February 1996, Ms. Deegan was senior vice president of regulatory and government affairs for NYNEX New England, and from November 1991 to January 1995, was vice president and chief financial officer of New England Telephone. From 1988 to January 1990, Ms. Deegan was senior vice president, chief financial officer and treasurer of Eastern Enterprises, and from February 1990 to May 1991, was senior vice president, chief financial officer and chief administrative officer. Ms. Deegan is a director of EMC Corporation and a former director of TJX Companies, Inc. Ms. Deegan holds a bachelor's degree in elementary education from The College of Saint Rose, a master's degree in History from Ohio State University, and an MBA from Simmons College School of Management. If elected, Ms. Deegan will bring to our board of directors her extensive experience with financial accounting matters for complex organizations and oversight of the financial reporting process of public companies.

Jacques S. Gansler, Ph.D. has served as a director since July 2004. Dr. Gansler has been a professor at the University of Maryland, where he leads the school's Center for Public Policy and Private Enterprise, since January 2001. From November 1997 until January 2001, Dr. Gansler served as the Under Secretary of Defense for Acquisition, Technology and Logistics for the U.S. federal government. Dr. Gansler also serves on the board of directors of TTM Technologies, Inc.. Dr. Gansler holds a B.E. in electrical engineering from Yale University, an M.S. in Electrical Engineering from Northeastern University, an M.A. in Political Economy from New School for Social Research, and a Ph.D. in Economics from American University. Dr. Gansler brings to the board of directors his experience working with the federal government and in the defense industry.

Andrea Geisser has served as a director since March 2004. Mr. Geisser is currently a senior advisor to Zephyr Management Inc., a global private equity firm that specializes in emerging markets (Africa, India) and a member of the investment committee of some of those funds. From 1995 to 2005, Mr. Geisser was a managing director of Fenway Partners. Prior to founding Fenway Partners, Mr. Geisser was a managing director of Butler Capital Corporation. Prior to that, he was a managing director of Onex Investment Corporation, a Canadian management buyout company. From 1974 to 1986, he was a senior officer of Exor America. Mr. Geisser has been a board member and audit committee member of several private companies. Mr. Geisser holds a bachelor's degree from Bocconi University in Milan, Italy and a P.M.D. from Harvard Business School. Mr. Geisser brings to the board of directors his extensive experience regarding the management of companies, as well as his financial expertise.

Helen Greiner, a co-founder of iRobot, has served as a director since July 1994. Ms. Greiner also served as president of iRobot from June 1997 until February 2004 and as chairman of the board from February 2004 until October 2008. In October 2008, Ms. Greiner resigned as an employee of iRobot and as chairman of the board to become chairman, president & CEO of CyPhy Works. Prior to joining iRobot, Ms. Greiner founded

California Cybernetics, a company commercializing Jet Propulsion Laboratory technology. She has been honored by Technology Review Magazine as an "Innovator for the Next Century." Ms. Greiner holds a B.S. in Mechanical Engineering and an M.S. in Computer Science, both from MIT. Ms. Greiner has extensive knowledge of the robotics industry, and as a co-founder and former executive officer of the Company, Ms. Greiner provides a critical contribution to the board of directors reflecting her detailed knowledge of the Company, the strategic marketplace and our competitors.

George C. McNamee has served as a director since August 1999. Mr. McNamee is a managing partner of FA Technology Ventures, an information and energy technology venture capital firm. He also serves as chairman of the board of directors of Plug Power Inc., a leading fuel cell developer, and is a director of several private companies, a member of the Yale Development Board and a Trustee of the Albany Academies and The American Friends of Eton College. Mr. McNamee previously served on the board of directors of Broadpoint (now Gleacher) Securities as well as serving from 1984 to 2007 as chairman of its predecessor First Albany Companies and was also a board member of the New York Stock Exchange Inc., MapInfo, Home Shopping Network and the Meta Group. He received his Bachelor of Arts degree from Yale University. Mr. McNamee brings to the board of directors his extensive experience regarding the management of public and private companies, as well as his financial expertise.

Peter T. Meekin has served as a director since February 2003. Mr. Meekin has been a managing director of Trident Capital, a venture capital firm, since 1998. Prior to joining Trident Capital, he was vice president of venture development at Enterprise Associates, LLC, the venture capital division of IMS Health. Previously, Mr. Meekin held senior technology and management positions with Dun & Bradstreet Corporation, Lotus Development Corporation and IBM. Mr. Meekin holds a B.S. in Mathematics from the State University of New York at New Paltz. Mr. Meekin brings to the board of directors his extensive experience regarding the management of companies, his financial expertise, and his experience as an entrepreneur, executive and investor in the software, information services and information technology consulting sectors.

Paul J. Kern, Gen. U.S. Army (ret.) has served as a director since May 2006. Gen. Kern has served as a senior counselor to The Cohen Group, an international strategic business consulting firm, since January 2005. Gen. Kern also served as president and chief operating officer of AM General LLC from August 2008 until January 2010. From 1963 to 2004, Gen. Kern served in the U.S. Army and, from October 2001 to November 2004, as Commanding General of the U.S. Army Materiel Command. Prior to his command in the U.S. Army Materiel Command, he served as the military deputy to the Assistant Secretary of the Army for Acquisition, Logistics and Technology. Gen. Kern also serves on the board of directors of ITT Corporation and is a former director of EDO Corporation and Anteon International Corporation. He holds a B.S. from the United States Military Academy at West Point, an M.S. in Civil Engineering from the University of Michigan and an M.S. in Mechanical Engineering from the University of Michigan. Gen. Kern brings to the board of directors his extensive experience in the military and defense industry.

Paul Sagan has served as a director since February 2010. He became Akamai Technology, Inc.'s (NASDAQ: AKAM) chief executive officer in April 2005 and has served as its president since May 1999. Mr. Sagan became a member of Akamai's board of directors in January 2005. Akamai is the leader in providing managed services for powering video, dynamic transactions and enterprise applications online. From July 1997 to August 1998, Mr. Sagan was senior advisor to the World Economic Forum, a Geneva, Switzerland-based organization that provides a collaborative framework for leaders to address global issues. Previously, Mr. Sagan held senior executive positions at Time Warner Cable and Time Inc., affiliates of Time Warner Inc., and at CBS, Inc. Mr. Sagan also serves on the board of directors of EMC Corporation and is a former member of the board of directors of Dow Jones & Company, Inc. and Digitas, Inc. Mr. Sagan brings to the board of directors his extensive experience with complex global organizations, combined with his operational and corporate governance expertise.

Our executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified or until their earlier death, resignation or removal.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board Leadership Structure

Mr. Angle serves as our chief executive officer and chairman of the board. The board of directors believes that having our executive officer as chairman of the board facilitates the board of directors' decision-making process because Mr. Angle has first-hand knowledge of our operations and the major issues facing us. This also enables Mr. Angle to act as the key link between the board of directors and other members of management. To assure effective independent oversight, the board of directors annually appoints a lead independent director, as discussed further in "Executive Sessions of Independent Directors" below.

Independence of Members of the Board of Directors

The board of directors has determined that Drs. Chwang and Gansler, Ms. Deegan and Messrs. Geisser, McNamee, Meekin, Kern, and Sagan are independent within the meaning of the director independence standards of The NASDAQ Stock Market, Inc., or NASDAQ, and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Furthermore, the board of directors has determined that each member of each of the committees of the board of directors is independent within the meaning of the director independence standards of NASDAQ and the Securities and Exchange Commission.

Executive Sessions of Independent Directors

Executive sessions of the independent directors are held prior to each regularly scheduled in-person meeting of the board of directors. Executive sessions do not include any of our non-independent directors and are chaired by a lead independent director who is appointed annually by the board of directors from our independent directors. Mr. McNamee currently serves as the lead independent director. In this role, Mr. McNamee serves as chairperson of the independent director sessions and assists the board in assuring effective corporate governance. The independent directors of the board of directors met in executive session four (4) times in 2010.

The Board of Directors' Role in Risk Oversight

The board of directors oversees our risk management process. This oversight is primarily accomplished through the board of directors' committees and management's reporting processes, including receiving regular reports from members of senior management on areas of material risk to the company, including operational, financial, legal and regulatory, and strategic and reputational risks. The audit committee focuses on risk related to accounting, internal controls, and financial and tax reporting. The audit committee also assesses economic and business risks and monitors compliance with ethical standards. The compensation committee identifies and oversees risks associated with our executive compensation policies and practices, and the nominating and corporate governance committee identifies and oversees risks associated with director independence, related party transactions and the implementation of corporate governance policies.

Policies Governing Director Nominations

Director Qualifications

The nominating and corporate governance committee of the board of directors is responsible for reviewing with the board of directors from time to time the appropriate qualities, skills and characteristics desired of members of the board of directors in the context of the needs of the business and current make-up of the board of directors. This assessment includes consideration of the following minimum qualifications that the nominating and corporate governance committee believes must be met by all directors:

- nominees must have experience at a strategic or policy making level in a business, government, non-profit or academic organization of high standing;

- nominees must be highly accomplished in his or her respective field, with superior credentials and recognition;

- nominees must be well regarded in the community and shall have a long-term reputation for the highest ethical and moral standards;

- nominees must have sufficient time and availability to devote to the affairs of the Company, particularly in light of the number of boards on which the nominee may serve;

- nominees must be free of conflicts of interest and potential conflicts of interest, in particular with relationships with other boards; and

- nominees must, to the extent such nominee serves or has previously served on other boards, demonstrate a history of actively contributing at board meetings.

We do not have a formal diversity policy. However, pursuant to the Policy Governing Director Qualifications and Nominations, as part of its evaluation of potential director candidates and in addition to other standards the nominating and corporate governance committee may deem appropriate from time to time for the overall structure and composition of the board of directors, the nominating and corporate governance committee may consider whether each candidate, if elected, assists in achieving a mix of board members that represent a diversity of background and experience. Accordingly, the board of directors seeks members from diverse professional backgrounds who combine a broad spectrum of relevant industry and strategic experience and expertise that, in concert, offer us and our stockholders diversity of opinion and insight in the areas most important us and our corporate mission. In addition, nominees for director are selected to have complementary, rather than overlapping, skill sets. All candidates for director nominee must have time available to devote to the activities of the board of directors. The nominating and corporate governance committee also considers the independence of candidates for director nominee, including the appearance of any conflict in serving as a director. Candidates for director nominee who do not meet all of these criteria may still be considered for nomination to the board of directors, if the nominating and corporate governance committee believes that the candidate will make an exceptional contribution to us and our stockholders.

Process for Identifying and Evaluating Director Nominees

The board of directors is responsible for selecting its own members. The board of directors delegates the selection and nomination process to the nominating and corporate governance committee, with the expectation that other members of the board of directors, and of management, will be requested to take part in the process as appropriate.

Generally, the nominating and corporate governance committee identifies candidates for director nominee in consultation with management, through the use of search firms or other advisors, through the recommendations submitted by stockholders or through such other methods as the nominating and corporate governance committee deems to be helpful to identify candidates. Once candidates have been identified, the nominating and corporate governance committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the nominating and corporate governance committee. The nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the nominating and corporate governance committee deems to be helpful in the evaluation process. The nominating and corporate governance committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the board of directors. Based on the results of the evaluation process, the nominating and corporate governance committee recommends candidates for the board of directors' approval as director nominees for election to the board of directors. The nominating and corporate governance committee also recommends candidates to the board of directors for appointment to the committees of the board of directors.

Procedures for Recommendation of Director Nominees by Stockholders

The nominating and corporate governance committee will consider director nominee candidates who are recommended by our stockholders. Stockholders, in submitting recommendations to the nominating and corporate governance committee for director nominee candidates, shall follow the following procedures:

The nominating and corporate governance committee must receive any such recommendation for nomination not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date of the proxy statement delivered to stockholders in connection with the preceding year's annual meeting.

All recommendations for nomination must be in writing and include the following:

- Name and address of the stockholder making the recommendation, as they appear on our books and records, and of such record holder's beneficial owner;
- Number of shares of our capital stock that are owned beneficially and held of record by such stockholder and such beneficial owner;
- Name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the individual recommended for consideration as a director nominee;
- All other information relating to the recommended candidate that would be required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including the recommended candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if approved by the board of directors and elected; and
- A written statement from the stockholder making the recommendation stating why such recommended candidate meets our criteria and would be able to fulfill the duties of a director.

Nominations must be sent to the attention of our secretary by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: Secretary of iRobot Corporation

Our secretary will promptly forward any such nominations to the nominating and corporate governance committee. Once the nominating and corporate governance committee receives the nomination of a candidate and the candidate has complied with the minimum procedural requirements above, such candidacy will be evaluated and a recommendation with respect to such candidate will be delivered to the board of directors.

Policy Governing Security Holder Communications with the Board of Directors

The board of directors provides to every security holder the ability to communicate with the board of directors as a whole and with individual directors on the board of directors through an established process for security holder communication as follows:

For communications directed to the board of directors as a whole, security holders may send such communications to the attention of the chairman of the board of directors by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: Chairman of the Board, c/o Secretary

For security holder communications directed to an individual director in his or her capacity as a member of the board of directors, security holders may send such communications to the attention of the individual director by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: [Name of the director], c/o Secretary

We will forward any such security holder communication to the chairman of the board, as a representative of the board of directors, or to the director to whom the communication is addressed, on a periodic basis. We will forward such communications by certified U.S. mail to an address specified by each director and the chairman of the board for such purposes or by secure electronic transmission.

Policy Governing Director Attendance at Annual Meetings of Stockholders

Our policy is to schedule a regular meeting of the board of directors on the same date as our annual meeting of stockholders and, accordingly, directors are encouraged to be present at our stockholder meetings. The ten (10) board members, who were directors at the time of the annual meeting of stockholders held in 2010, attended the meeting.

Board of Directors Evaluation Program

The board of directors performs annual self-evaluations of its composition and performance, including evaluations of its standing committees and individual evaluations for each director. In addition, each of the standing committees of the board of directors conducts its own self-evaluation, which is reported to the board of directors. The board of directors retains the authority to engage its own advisors and consultants.

For more corporate governance information, you are invited to access the Corporate Governance section of our website available at http://www.irobot.com.

Code of Ethics

We have adopted a "code of ethics," as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act, that applies to all of our directors and employees worldwide, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. A current copy of the Code of Business Conduct and Ethics is available at the Corporate Governance section of our website at http://www.irobot.com. A copy of the Code of Business Conduct and Ethics may also be obtained, free of charge, from us upon a request directed to: iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Investor Relations. We intend to disclose any amendment to or waiver of a provision of the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on its website available at http://www.irobot.com and/or in our public filings with the Securities and Exchange Commission.

For more corporate governance information, you are invited to access the Corporate Governance section of our website available at http://www.irobot.com.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

The board of directors met six (6) times during the fiscal year ended January 1, 2011, and took action by unanimous written consent two (2) times. Each of the directors attended at least 75% of the aggregate of the total number of meetings of the board of directors and the total number of meetings of all committees of the board of directors on which they served during fiscal 2010. The board of directors has the following standing committees: audit committee; compensation committee; and nominating and corporate governance committee, each of which operates pursuant to a separate charter that has been approved by the board of directors. A current copy of each charter is available at http://www.irobot.com. Each committee reviews the appropriateness of its charter at least annually. Each committee retains the authority to engage its own advisors and consultants. The composition and responsibilities of each committee are summarized below.

Audit Committee

The audit committee of the board of directors currently consists of Messrs. Geisser, McNamee and Meekin, each of whom is an independent director within the meaning of the director independence standards of NASDAQ and the Securities and Exchange Commission, or SEC, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Geisser serves as the chairman of the audit committee. In addition, the board of directors has determined that Mr. Geisser is financially literate and that Mr. Geisser qualifies as an "audit committee financial expert" under the rules of the SEC. Stockholders should understand that this designation is a disclosure requirement of the SEC related to Mr. Geisser's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon Mr. Geisser any duties, obligations or liability that are greater than are generally imposed on him as a member of the audit committee and the board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

The audit committee met five (5) times during the fiscal year ended January 1, 2011. The audit committee operates under a written charter adopted by the board of directors, a current copy of which is available at the Corporate Governance section of our website at http://www.irobot.com.

As described more fully in its charter, the audit committee oversees our accounting and financial reporting processes, internal controls and audit functions. In fulfilling its role, the audit committee responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
- reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
- establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and
- preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

Compensation Committee

The compensation committee of the board of directors currently consists of Mr. McNamee, Gen. Kern, and Dr. Chwang, each of whom is an independent director within the meaning of the director independence standards of NASDAQ, a non-employee director as defined in Rule 16b-3 of the Exchange Act, and an outside director pursuant to Rule 162(m) of the Internal Revenue Code. Mr. McNamee serves as the chairman of the compensation committee. The compensation committee's responsibilities include:

- annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;
- evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

- overseeing and administering our compensation, welfare, benefit and pension plans and similar plans and determining the compensation of all executive officers; and

- reviewing and making recommendations to the board with respect to director compensation.

The compensation committee met four (4) times and took action by unanimous written consent four (4) times during the fiscal year ended January 1, 2011. The compensation committee operates under a written charter adopted by the board of directors, a current copy of which is available at the Corporate Governance section of our website at http://www.irobot.com.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of the board of directors currently consists of Dr. Gansler and Messrs. Meekin and Sagan, each of whom is an independent director within the meaning of the director independence standards of NASDAQ and applicable rules of the SEC. In May 2010, Mr. Sagan replaced Mr. McNamee on this committee. Dr. Gansler serves as the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

- developing and recommending to the board criteria for board and committee membership;

- establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

- identifying individuals qualified to become board members;

- recommending to the board the persons to be nominated for election as directors and to each of the board's committees;

- developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines; and

- overseeing the evaluation of the board and management.

The nominating and corporate governance committee met three (3) times during the fiscal year ended January 1, 2011. The nominating and corporate governance committee operates under a written charter adopted by the board of directors, a current copy of which is available at the Corporate Governance section of our website at http://www.irobot.com.

Compensation Committee Interlocks and Insider Participation

During 2010, Dr. Chwang, Gen. Kern and Mr. McNamee served as members of the compensation committee. No member of the compensation committee was an employee or former employee of us or any of our subsidiaries, or had any relationship with us requiring disclosure herein.

During the last year, no executive officer of the Company served as: (i) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our compensation committee; (ii) a director of another entity, one of whose executive officers served on our compensation committee; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

No portion of this audit committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

This report is submitted by the audit committee of the board of directors. The audit committee currently consists of Messrs. Geisser (chairman), McNamee and Meekin. None of the members of the audit committee is an officer or employee of the Company, and the board of directors has determined that each member of the audit committee meets the independence requirements promulgated by NASDAQ and the Securities and Exchange Commission, including Rule 10A-3(b)(1) under the Exchange Act. Mr. Geisser is an "audit committee financial expert" as is currently defined under SEC rules. The audit committee operates under a written charter adopted by the board of directors.

The audit committee oversees the Company's accounting and financial reporting processes on behalf of the board of directors. The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the audit committee has reviewed and discussed with management the Company's consolidated financial statements for the fiscal year ended January 1, 2011, including a discussion of, among other things, the quality of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the Company's financial statements.

The audit committee also reviewed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the results of their audit and discussed matters required to be discussed by the Statement on Auditing Standards No. 61 as amended (AICPA, Professional Standards, Vol. 1, AU section 380), other standards of the Public Company Accounting Oversight Board, rules of the Securities and Exchange Commission and other applicable regulations. The audit committee has reviewed permitted services under rules of the Securities and Exchange Commission as currently in effect and discussed with PricewaterhouseCoopers LLP their independence from management and the Company, including the matters in the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has considered and discussed the compatibility of non-audit services provided by PricewaterhouseCoopers LLP with that firm's independence.

The audit committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations; their evaluations of the Company's internal control, including internal control over financial reporting; and the overall quality of the Company's financial reporting.

Based on its review of the financial statements and the aforementioned discussions, the audit committee concluded that it would be reasonable to recommend, and on that basis did recommend, to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended January 1, 2011.

The audit committee has also evaluated the performance of PricewaterhouseCoopers LLP, including, among other things, the amount of fees paid to PricewaterhouseCoopers LLP for audit and non-audit services in 2010. Information about PricewaterhouseCoopers LLP's fees for 2010 is discussed below in this proxy statement under "Proposal 3 — *Ratification of Appointment of Independent Registered Public Accountants*." Based on its evaluation, the audit committee has recommended that the Company retain PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the 2011 fiscal year.

Respectfully submitted by the Audit Committee,

Andrea Geisser (chairman)
George C. McNamee
Peter T. Meekin

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

No portion of this compensation committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, through any general statement incorporating by reference in its entirety the proxy statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

The compensation committee of the board of directors, which is comprised solely of independent directors within the meaning of applicable rules of The NASDAQ Stock Market, Inc., outside directors within the meaning of Section 162 of the Internal Revenue Code of 1986, as amended, and non-employee directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, is responsible for developing executive compensation policies and advising the board of directors with respect to such policies and administering the Company's cash incentive, stock option and employee stock purchase plans. The compensation committee sets performance goals and objectives for the chief executive officer and the other executive officers, evaluates their performance with respect to those goals and sets their compensation based upon the evaluation of their performance. In evaluating executive officer pay, the compensation committee may retain the services of a compensation consultant and consider recommendations from the chief executive officer with respect to goals and compensation of the other executive officers. The compensation committee assesses the information it receives in accordance with its business judgment. The compensation committee also periodically reviews director compensation. All decisions with respect to executive and director compensation are approved by the compensation committee and recommended to the full board for ratification. George McNamee, Paul Kern and Ronald Chwang are the current members of the compensation committee.

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the year ended January 1, 2011 with management. In reliance on the reviews and discussions referred to above, the compensation committee recommended to the board of directors, and the board of directors has approved, that the CD&A be included in the proxy statement for the year ended January 1, 2011 for filing with the SEC.

Respectfully submitted by the
Compensation Committee,

George C. McNamee (chairman)
Paul J. Kern
Ronald Chwang

COMPENSATION AND OTHER INFORMATION CONCERNING DIRECTORS AND OFFICERS

Compensation Discussion & Analysis

Overview

Our compensation philosophy is based on a desire to balance retention of executive talent with pay for performance-based incentive compensation, which is designed to reward our named executive officers for continued service and our sustained financial and operating performance. We believe that the compensation of our named executive officers should align our executives' interests with those of our stockholders and focus executive behavior on the achievement of both near-term corporate targets as well as long-term business objectives and strategies. It is the responsibility of the compensation committee of our board of directors to administer our compensation practices to ensure that they are competitive and include incentives that are designed to appropriately drive our performance, including our Adjusted EBITDA, revenue, operating cash flow and working capital. Our compensation committee reviews and approves all of our executive compensation policies, including executive officer salaries, cash incentives and equity awards.

Objectives of Our Compensation Programs

Our compensation programs for our executive officers are designed to achieve the following objectives:

- to provide competitive compensation that attracts, motivates and retains the best talent and the highest caliber executives to serve us and help us to achieve our strategic objectives;
- to align management's interest with our success;
- to connect a significant portion of the total potential cash compensation paid to executives to our annual financial performance or the division, region or segment of our business for which an executive has management responsibility by basing cash incentive compensation on corresponding financial targets;
- to align management's interest with the interests of stockholders through long-term equity incentives; and
- to provide management with performance goals that are directly linked to our annual plan for growth and profit.

We believe that the compensation of our named executive officers should reflect their success as a management team, rather than as individuals, in attaining key operating objectives, such as improved Adjusted EBITDA performance and operating cash flow, as well as longer-term strategic objectives, such as invention, product development and evaluation of potential acquisitions. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, merger and acquisition expenses, and non-cash stock compensation.

We also believe that their compensation should not be based on the short-term performance of our stock, whether favorable or unfavorable, but rather that the price of our stock will, in the long-term, reflect our operating performance, and ultimately, the management of the company by our named executive officers. We seek to have the long-term performance of our stock reflected in executive compensation through our stock option and other equity incentive programs.

Methodologies for Establishing Executive Compensation

The compensation committee, which is comprised entirely of independent directors, reviews the compensation packages for our named executive officers, including an analysis of all elements of compensation separately and in the aggregate. In determining the appropriate compensation levels for our chief executive officer, the compensation committee meets outside the presence of all our executive officers. With respect to the compensation levels of all other named executive officers, the compensation committee meets outside the presence of all executive officers except our chief executive officer. Our chief executive officer annually reviews each other named executive officer's performance with the compensation committee.

With the input of our human resources department and compensation consultants, the chief executive officer makes recommendations to the compensation committee regarding base salary levels, target incentive awards, performance goals for incentive compensation and equity awards for named executive officers, other than Mr. Angle. In conjunction with the annual performance review of each named executive officer in January of each year, the compensation committee carefully considers the recommendations of the chief executive officer when setting base salary, bonus payments under the prior year's incentive compensation plan, target amounts and performance goals for the current year's incentive compensation plan, and any other special adjustments or bonuses. In addition, the compensation committee similarly determines equity incentive awards, if any, for each named executive officer.

Our compensation plans are developed, in part, by utilizing publicly available compensation data and subscription compensation survey data for national and regional companies in the technology, defense, household durables and robotics industries. We believe that the practices of this group of companies provide us with appropriate compensation benchmarks, because these companies have similar organizational structures and tend to compete with us to attract executives and other employees. For benchmarking executive compensation, we typically review the compensation data we have collected from the complete group of companies, as well as a subset of the data from companies with revenues, numbers of employees and market capitalizations similar to our profile.

With respect to 2010 base salary, cash incentive compensation, and long-term incentives, we reviewed companies with similar-sized revenues of greater than $228 million and less than $1.1 billion and market capitalizations of between $146 million to $11.6 billion, in particular: Accuray Inc., Aerovironment, Inc., American Science & Engineering, Argon ST, Inc., Audiovox Corp., Bruker Corp., Cognex Corp., ICx Technologies, Inc., Intuitive Surgical, Inc., Orbital Sciences Corp, Plantronics, Inc., Synaptics, Inc., Tivo, Inc., Trimble Navigation Ltd., and Universal Electronics Inc. These fifteen companies, at the time of the analysis, had an average annual revenues of $366 million and an average market capitalization of $702 million.

The compensation committee engaged a consultant, Pearl Meyer & Partners, LLC, to help evaluate peer companies for cash compensation and long-term incentive purposes, analyze applicable compensation data and determine appropriate compensation levels for our executive officers. Neither the compensation committee nor the Company has retained Pearl Meyer & Partners, LLC for any other purpose.

We will annually reassess the relevance of our peer group and make changes when judged appropriate. We believe that the use of benchmarking is an important factor in remaining competitive with our peers and furthering our objective of attracting, motivating and retaining highly qualified personnel.

The compensation committee reviews all components of compensation for named executive officers. In accordance with its charter, the compensation committee also, among other responsibilities, administers our incentive compensation plan, and reviews and makes recommendations to management on company-wide compensation programs and practices. In setting compensation levels for our executive officers in fiscal 2010, the compensation committee considered many factors in addition to benchmarking described above, including, but not limited to:

- the scope and strategic impact of the executive officer's responsibilities,
- our past business and segment performance and future expectations,
- our long-term goals and strategies,
- the performance and experience of each individual,
- past salary levels of each individual and of the named executive officers as a group,
- relative levels of pay among the executive officers,

- the amount of base salary in the context of the executive officer's total compensation and other benefits,
- for each named executive officer, other than the chief executive officer, the evaluations and recommendations of the chief executive officer, and
- the competitiveness of the compensation packages relative to the selected benchmarks as highlighted by the independent compensation consultant's analysis.

The compensation committee determines compensation for our chief executive officer using the same factors it uses for other executive officers, placing relatively less emphasis on base salary, and instead, creating greater performance-based opportunities through long-term equity and short term cash incentive compensation, which we believe better aligns our chief executive officer's interests with our success and the interests of our stockholders. In assessing the compensation paid to our chief executive officer, the compensation committee relies on both information from our selected benchmarks and its judgment with respect to the factors described above.

Elements of Compensation

Our executive compensation program consists of three primary elements: salary, long-term equity interest, primarily in the form of stock options and awards of restricted stock units, and an annual cash incentive program based on both corporate and, if appropriate, divisional performance. All of our executive officers also are eligible for certain benefits offered to employees generally, including life, health, disability and dental insurance, as well as to participate in our 401(k) plan. We have also entered into executive agreements with our executive officers that provide for certain severance benefits upon termination of employment, including a termination following a change in control of the Company.

Annual Cash Compensation

Base Salary. The compensation committee believes that our executive officers, including our chief executive officer, are paid salaries in line with their qualifications, experience and responsibilities. Salaries are structured so that they are comparable with salaries paid by the peer companies reviewed by the compensation committee in the technology and robotics industry. We target base salaries for each of our executives at the market median (50th percentile) in the technology and robotics industry and also take into consideration many additional factors (described below) that we believe enable us to attract, motivate and retain our leadership team in an extremely competitive environment. Salaries are reviewed generally on an annual basis.

The compensation committee reviewed the base salaries for each of our executive officers, taking into account an assessment of the individual's responsibilities, experience, individual performance and contribution to our performance, and also generally take into account the competitive environment for attracting and retaining executives consistent with our business needs. In addition, the compensation committee took into consideration the fact that no compensation adjustments had been made for our executive officers since February 2008. With respect to each of our executive officers, other than Mr. Angle, Mr. Angle provided a detailed evaluation and recommendation related to base salary adjustments, if any.

In light of the considerations discussed above, the base salaries of our named executive officers were increased for fiscal year 2010 as follows:

	2009 Base Salary	2010 Base Salary
Chief Executive Officer	$378,769	$475,000
Chief Financial Officer	$350,012	$362,262
Chief Operating Officer	$325,000	$362,000
President, Home Robots Division	$325,000	$332,312

The base salary of our senior vice president, human resources, who joined the Company in November 2010, was $300,000. We believe that the base salaries paid to our executive officers during our fiscal year 2010 helped to achieve our executive compensation objectives, compare favorably to our peer group and, in light of our overall compensation program, are within our target of providing total compensation at the market median.

Cash Incentive Compensation

The compensation committee believes that some portion of overall cash compensation for executive officers should be "at risk," *i.e.*, contingent upon successful achievement of significant financial and business objectives and implementation of our business strategy. For our named executive officers, including our chief executive officer, the granting of cash incentive payments is based on an evaluation of achievement against predetermined financial and operational metrics in accordance with our Senior Executive Incentive Compensation Plan that was adopted by the compensation committee. Target cash incentives for named executive officers are generally targeted at the 50th percentile of similar cash incentives provided to officers in peer companies reviewed by the compensation committee in the technology and robotics industries. The amount of cash incentives paid to the named executive officers, however, is subject to the discretion of the compensation committee based on its assessment of our performance in general or the achievement of specific goals.

For fiscal 2010, the target bonus awards under our Senior Executive Incentive Compensation Plan for each of our named executive officers, as a percentage of base salary earned during the fiscal year, were 85% for our chief executive officer, 65% for our chief financial officer, 65% for our chief operating officer, and 65% for the president of our home robots division. Because our senior vice president, human resources joined us late in the year, he was not eligible to participate in the Senior Executive Incentive Compensation Plan. These target payout amounts were set at levels the compensation committee determined were appropriate in order to achieve our objective of retaining those executives who perform at or above the levels necessary for us to achieve our business plan, which, among other things, involved growing our company in a cost-effective way.

We designed our Senior Executive Incentive Compensation Plan to focus our executives on achieving key corporate financial objectives and strategic milestones, and to reward substantial achievement of these company financial objectives and strategic milestones. The 2010 performance goals and cash incentive payment criteria established by the compensation committee under our Senior Executive Incentive Compensation Plan were designed to require significant effort and operational success on the part of us and our named executive officers for achievement.

While the Senior Executive Incentive Compensation Plan is designed to provide cash incentive payments based upon objectively determinable formulas that tie cash incentive payments to specific financial goals and strategic milestones, the compensation committee retains the discretion to adjust cash incentive payments under the Senior Executive Incentive Compensation Plan based upon additional factors.

For each executive officer, 100% of his target cash incentive compensation in 2010 was tied to key financial and operating performance measures.

For our chief executive officer and chief financial officer 75% of the target cash incentive was tied to achieving an Adjusted EBITDA, excluding cash incentive compensation expense, of $38.0 million, with the ability to earn 150% of the target cash incentive for this element by achieving an Adjusted EBITDA, excluding cash incentive compensation expense, of $47.5 million. In addition, 15% of the target cash incentive was tied to achieving operating cash flow of $25.7 million, with the ability to earn 150% of the target cash incentive for this element by achieving an operating cash flow of $32.1 million. Finally, 10% of the target cash incentive was tied to achieving revenue of $363.5 million, with the ability to earn 150% of the target cash incentive for this element by achieving revenue of $454.4 million.

For our president, home robots, his target cash incentive had two elements:

- 50% of his target cash incentive was tied to achieving an Adjusted EBITDA, excluding cash incentive compensation expense, of $38.0 million, with the ability to earn 150% of the target cash incentive for this element by achieving an Adjusted EBITDA, excluding cash incentive compensation expense, of $47.5 million.

- 50% of his target cash incentive was tied to achieving a target level of divisional contribution margin with the ability to earn 150% of the target cash incentive for this element by achieving a divisional contribution margin in excess of this target. Generally, contribution margin was calculated as division specific revenue less cost of sales and operating expenses, excluding cash incentive and stock based compensation. Since the specific contribution margin targets are highly confidential, we do not publicly disclose these targets. Disclosing the contribution margin targets would provide competitors and other third parties with insights into our internal confidential strategic and planning processes, sales and marketing budgets and other confidential matters, which might allow our competitors to predict certain business strategies, thereby causing competitive harm. The contribution margin targets were positioned to be aggressive, but achievable.

For our chief operating officer, who until August 5, 2010 was our president, government & industrial robots, his target cash incentive had two elements:

- 50% of his target cash incentive was tied to achieving an Adjusted EBITDA, excluding cash incentive compensation expense, of $38.0 million, with the ability to earn 150% of the target cash incentive for this element by achieving an Adjusted EBITDA, excluding cash incentive compensation expense, of $47.5 million.

- 50% of his target cash incentive was tied to achieving a target level of divisional contribution margin with the ability to earn 150% of the target cash incentive for this element by achieving a divisional contribution margin in excess of this target. Generally, contribution margin was calculated as division specific revenue less cost of sales and operating expenses, excluding cash incentive and stock based compensation. Since the specific contribution margin targets are highly confidential, we do not publicly disclose these targets. Disclosing the contribution margin targets would provide competitors and other third parties with insights into our internal confidential strategic and planning processes, sales and marketing budgets and other confidential matters, which might allow our competitors to predict certain business strategies, thereby causing competitive harm. The contribution margin targets were positioned to be aggressive, but achievable.

The compensation committee chose this mix of financial targets for cash incentive compensation because it believed that executive officers should be focused on a small set of critical financial and operating metrics that reflect both corporate and divisional strategies in a manner that reinforce the executive's role and impact. Moreover, the compensation committee believed that the metrics should encourage collaboration and accountability within divisions and with corporate functions.

Identical financial measures, although with differing weightings, were used for the company's performance incentive plan, which is the cash incentive program that applies to all employees at the manager level and above.

The following table shows the company's achievement against the various metrics used for calculating the cash incentive compensation for our named executive officers:

Metric	Minimum (50% earned)	Target (100%)	Maximum (150%)	Performance	Percentage Earned
	$ in millions				
Adjusted EBITDA, excluding cash incentive compensation expense	$ 30.4	$ 38.0	$ 47.5	$ 60.5	150%
Operating Cash Flow	$ 20.5	$ 25.7	$ 32.1	$ 49.2	150%
Company Revenue	$290.8	$363.5	$454.4	$401.0	126%
Home Robots Divisional Revenue	$150.8	$188.6	$235.7	$229.4	144%
Government & Industrial Divisional Revenue	$140.0	$175.0	$218.7	$171.6	95%
Home Robots Divisional Contribution Margin	*	*	*	*	150%
Government & Industrial Divisional Contribution Margin	*	*	*	*	112%

Based on these elements, the chief executive officer, chief financial officer, chief operating officer, and president, home robots achieved 148%, 148%, 131%, and 150%, respectively, of each executive's total target cash incentive compensation amount. Based upon its discretion under the Senior Executive Incentive Compensation Plan, the compensation committee determined that an additional bonus of $27,808 should be paid to the chief operating officer, based upon a number of factors including completion of significant business and operational milestones while acting as president, government & industrial robots. In addition, based upon its discretion under the Senior Executive Incentive Compensation Plan, the compensation committee determined that an additional bonus of $5,000 should be paid to the president, home robots, based upon a number of factors including completion of significant business and operational milestones and the comparable cash incentive compensation of companies within our peer group.

Based on these factors, the compensation committee determined that our chief executive officer, chief financial officer, chief operating officer, and president, home robots, should receive $578,926, $346,683, $319,412, and $327,908, respectively, which corresponds to 148%, 148%, 143%, and 152%, respectively, of each executive's total target cash incentive compensation amount.

Long-Term Incentives

Executive officers (and other employees) are eligible to receive restricted stock, stock option grants, deferred stock awards and other stock awards that are intended to promote success by aligning employee financial interests with long-term shareholder value. These stock-based incentives are based on various factors primarily relating to the responsibilities of the individual officer or employee, their past performance, anticipated future contributions and prior option grants. In general, our compensation committee bases its decisions to grant stock-based incentives on recommendations of management and the compensation committee's analysis of peer group compensation information, with the intention of keeping the executives' overall compensation, including the equity component of that compensation, at a competitive level with the comparator companies reviewed by the compensation committee in the technology and robotics industries. Our compensation committee also considers the number of shares of common stock outstanding, the number of shares of common stock authorized for issuance under its equity compensation plans, the number of options and shares held by the executive officer for whom an award is being considered and the other elements of the officer's compensation, as well as our compensation objectives and policies described above. During fiscal year 2010, stock options and restricted stock unit awards were granted to our named executive officers. As with the determination of base salaries and short term incentive payments, the compensation committee exercises subjective judgment and discretion in view of the above criteria.

Other Compensation

We also have various broad-based employee benefit plans. Our executive officers participate in these plans on the same terms as other eligible employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. We offer a 401(k) plan, which allows our employees to invest in a wide array of funds on a pre-tax basis. We do not provide pension arrangements or post-retirement health coverage for our named executive officers or other employees. We also maintain insurance and other benefit plans for our employees. Executive officers receive higher life, accidental death and dismemberment and disability insurance benefits than other employees. In addition, two executive officers receive amounts allocable to use of our corporate apartment. We also enter into executive agreements with our executive officers providing for certain severance benefits which may be triggered as a result of the termination of such officer's employment under certain circumstances. We offer no perquisites, other than the use of our corporate apartment, that are not otherwise available to all of our employees.

Executive Agreements

We have entered into executive agreements with each of our executive officers. The executive agreements provide for severance payments equal to 50% of such officer's annual base salary, as well as certain continued health benefits, in the event that we terminate his or her employment other than for cause. In addition, these executive agreements provide that if we experience a change in control and the employment of such officer is terminated without cause, or if such officer terminates his or her employment for certain reasons including a substantial reduction in salary or bonus or geographic movement during the one-year period following the change in control, then all unvested stock options held by such officer become fully-vested and immediately exercisable and such officer is entitled to severance payments equal to 200% of his or her annual base salary and 200% of such officer's annual bonus, as well as certain continued health benefits.

It is the belief of the compensation committee that these provisions are consistent with executive severance arrangements that are customary for public companies at our stage of development and were necessary in order to hire and/or retain the executives.

Tax Deductibility of Executive Compensation

In general, under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, we cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. We have considered the limitations on deductions imposed by Section 162(m) of the Code and it is our present intention, for so long as it is consistent with our overall compensation objective, to structure executive compensation to minimize application of the deduction limitations of Section 162(m) of the Code.

Risk Oversight of Compensation Programs

The compensation committee believes that our compensation program for executive officers is not structured to be reasonably likely to present a material adverse risk to us based on the following factors:

- Our compensation program for executive officers is designed to provide a balanced mix of cash and equity, annual and longer-term incentives, and performance targets.
- The base salary portion of compensation is designed to provide a steady income regardless of our stock price performance so that executives do not feel pressured to focus primarily on stock price performance to the detriment of other important business metrics.
- Our stock option grants, restricted stock awards and restricted stock unit grants generally vest over four years and, in the case of stock options, are only valuable if our stock price increases over time.
- Maximum payout levels for the cash incentive compensation are capped.

Executive Compensation Summary

The following table sets forth summary compensation information for our chief executive officer, chief financial officer and the three other most highly compensated executive officers:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)(4)	Total ($)
Colin M. Angle	2010	463,897	—	439,230	817,477	578,926	7,350	2,306,880
Chairman, Chief Executive Officer and Director	2009	386,053	—	274,999	270,790	410,180	7,350	1,349,372
	2008	372,288	105,714	279,219	217,935	—	6,900	982,056
John J. Leahy	2010	360,849	—	179,322	333,950	346,683	7,350	1,228,154
Executive Vice President, Chief Financial Officer and Treasurer	2009	356,743	—	58,332	57,441	289,854	7,350	769,720
	2008	195,199	122,504	843,000	1,384,540	—	5,654	2,550,897
Joseph W. Dyer(5)	2010	343,885	27,808	239,876	446,512	291,606	7,350	1,357,037
Chief Operating Officer	2009	331,250	45,546	116,998	115,209	202,394	7,350	818,747
	2008	322,074	153,380	196,995	117,349	—	6,900	796,698
Jeffrey A. Beck(6)	2010	331,469	5,000	82,764	154,241	322,908	7,350	903,732
President and General Manager Home Robots	2009	250,000	—	343,000	695,745	187,011	6,750	1,482,506
Russell J. Campanello(7)	2010	51,923	—	858,550	1,257,380	—	—	2,167,853
Senior Vice President, Human Resources								

(1) Represents salary earned in the fiscal years presented which covered 52 weeks, 53 weeks and 52 weeks respectively, for fiscal years 2010, 2009 and 2008.

(2) Represents the aggregate grant date fair value for stock and option awards granted in the fiscal years ended January 1, 2011, January 2, 2010 and December 27, 2008, as appropriate, in accordance with FASB ASC Topic 718. See the information appearing in note 9 to our consolidated financial statements included as part of our Annual Report on Form 10-K for the fiscal year ended January 1, 2011 for certain assumptions made in the valuation of stock and option awards.

(3) Excludes medical, group life insurance and certain other benefits received by the named executive officers that are available generally to all of our salaried employees and certain prerequisites and other personal benefits received by the named executive officers which do not exceed $10,000.

(4) Represents 401(k) matching contributions.

(5) Mr. Dyer received bonus payments of $27,808 and $45,546 for fiscal years 2010 and 2009, respectively, based upon a number of factors including completion of significant business and operational milestones and the comparable cash incentive compensation of companies within our peer group.

(6) Mr. Beck received a bonus payment of $5,000 for fiscal 2010 based upon a number of factors including completion of significant business and operational milestones and the comparable cash incentive compensation of companies within our peer group.

(7) Mr. Campanello joined as Senior Vice President, Human Resources on November 1, 2010.

Grants of Plan-Based Awards in 2010

The following table sets forth, for each of the named executive officers, information about grants of plan-based awards during fiscal year 2010.

GRANTS OF PLAN-BASED AWARDS — 2010

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)				
Colin M. Angle	—	195,583	391,166	782,332	—	—	—	—
	4/2/2010	—	—	—	30,250	—	14.52	439,230
	4/2/2010	—	—	—	—	113,950	14.52	817,477
John J. Leahy	—	117,123	234,246	468,492	—	—	—	—
	4/2/2010	—	—	—	12,350	—	14.52	179,322
	4/2/2010	—	—	—	—	46,550	14.52	333,950
Joseph W. Dyer		111,300	222,600	445,200	—	—	—	—
	4/2/2010	—	—	—	11,700	—	14.52	169,884
	4/2/2010	—	—	—	—	44,150	14.52	316,732
	10/1/2010	—	—	—	3,761	—	18.61	69,992
	10/1/2010	—	—	—	—	13,845	18.61	129,780
Jeffrey A. Beck	—	107,636	215,272	430,544	—	—	—	—
	4/2/2010	—	—	—	5,700	—	14.52	82,764
	4/2/2010	—	—	—	—	21,500	14.52	154,241
Russell J. Campanello		—	—	—	—	—	—	—
	12/30/2010	—	—	—	35,000	—	24.53	858,550
	12/30/2010	—	—	—	—	100,000	24.53	1,257,380

(1) This reflects the threshold, target and maximum incentive cash payout levels established under our Senior Executive Incentive Compensation Plan. The actual amounts paid for fiscal year 2010 are disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(2) All stock awards and option awards were made pursuant to our 2005 Stock Option and Incentive Plan (the "2005 Plan").

Discussion of Summary Compensation and Grants of Plan-Based Awards Tables

The compensation paid to the named executive officers includes salary, cash incentive compensation and equity incentive compensation. In addition, each named executive officer is eligible to receive contributions to his or her amount under our matching contribution program under our 401(k) plan.

In 2010, salary was approximately 20.1%, 29.4%, 25.3%, 36.7% and 2.4% of the total compensation for Messrs. Angle, Leahy, Dyer, Beck and Campanello respectively. In 2009, salary was approximately 28.6%, 46.3%, 40.5% and 16.9% of the total compensation for Messrs. Angle, Leahy, Dyer, and Beck, respectively. In 2008, salary was approximately 37.9%, 7.7% and 40.4% of the total compensation for Messrs. Angle, Leahy, and Dyer, respectively.

Our named executive officers are eligible to participate in our Senior Executive Incentive Compensation Plan, which provides for cash incentive payments based on an evaluation of the achievement against predetermined measurable financial and operational metrics in accordance with the terms of the plan as adopted by the compensation committee. Our named executive officers are also eligible to receive restricted stock, stock option grants and other stock awards. These stock-based incentives are based on various factors primarily relating to the responsibilities of the individual officer, their past performance, anticipated future contributions and prior option grants. See additional information regarding the cash incentive and equity compensation of our named executive officers under "Compensation Discussion & Analysis — Elements of Compensation" above.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth, for each of the named executive officers, information about unexercised option awards and unvested restricted stock and restricted stock unit awards that were held as of January 1, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END — 2010

	Option Awards						Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Colin M. Angle	5/25/07	18,667	2,666	16.03	5/25/2014	1,333	33,165
	3/28/08	17,875	8,125	17.13	3/28/2015	8,150	202,772
	2/20/09	32,301	41,528	7.76	2/20/2016	26,578	661,261
	4/2/10	—	113,950	14.52	4/2/2017	30,250	752,620
John J. Leahy	6/27/08	125,000	75,000	14.05	6/27/2015	30,000	746,400
	2/20/09	6,852	8,809	7.76	2/20/2016	5,637	140,249
	4/2/10	—	46,550	14.52	4/2/2017	12,350	307,268
Joseph P. Dyer	2/18/04	43,839	—	2.33	2/18/2014	—	—
	2/18/04	32,082	—	2.33	2/18/2014	—	—
	9/17/04	68,328	—	2.78	9/17/2014	—	—
	5/25/07	8,333	1,666	16.03	5/25/2014	833	20,725
	3/28/08	9,625	4,375	17.13	3/28/2015	5,750	143,060
	2/20/09	13,743	17,668	7.76	2/20/2016	11,307	281,318
	4/2/10	—	44,150	14.52	4/2/2017	11,700	291,096
	10/1/10	—	13,845	18.61	10/1/2017	3,761	93,574
Jeffrey A. Beck	4/24/09	—	93,750	9.80	4/24/2016	26,250	653,100
	4/2/10	—	21,500	14.52	4/2/2017	5,700	141,816
Russell J. Campanello	12/30/10	—	100,000	24.53	12/30/2017	35,000	870,800

(1) Stock option grants vest over a four-year period, at a rate of twenty-five percent (25%) on the first anniversary of the grant, and quarterly thereafter.

(2) Restricted stock and restricted stock unit awards vest over a four-year period, at a rate of twenty-five percent (25%) on each anniversary of the grant.

(3) Amounts disclosed in this column were calculated based on the fair market value of our common stock.

Option Exercises and Stock Vested

The following table sets forth, for each of the named executive officers, information with respect to the exercise of stock options and the vesting of restricted stock and restricted stock unit awards during the year ended January 1, 2011, as well as the year-end value of exercised options and vested restricted stock and restricted stock units.

OPTION EXERCISES AND STOCK VESTED — 2010

	Option Awards		Stock Awards	
Name	Shares Acquired on Exercise(#)	Value Realized on Exercise($)(1)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)(2)
Colin M. Angle	—	—	14,268	244,633
John J. Leahy	—	—	16,880	340,700
Joseph W. Dyer	70,000	1,400,027	7,478	127,107
Jeffrey A. Beck	56,250	590,095	8,750	140,963
Russell J. Campanello	—	—	—	—

(1) Amounts disclosed in this column were calculated based on the difference between the fair market value of our common stock on the date of exercise and the exercise price of the options in accordance with regulations promulgated under the Exchange Act.

(2) Amounts disclosed in this column were calculated based on the fair market value of the shares on the vesting date (for restricted stock) or the date of settlement upon vesting (for restricted stock units).

Potential Benefits Upon Termination or Change in Control

Severance and Change in Control Arrangements in General

The executive agreements described in the "Compensation Discussion and Analysis" section provide that, upon termination of the executive officer's employment without cause, the executive officer is entitled to severance payments equal to 50% of the executive officer's base salary, continued health plan premium payments for up to six months, and any unpaid compensation, benefits or unused vacation accrued. The executive agreements also provide that, upon an involuntary termination upon a change in control, or upon a resignation for good reason upon a change in control, the executive officer is entitled to 200% of the executive officer's base salary, 200% of the executive officer's target cash incentive compensation or other performance, profit-sharing or any other similar arrangement, continued health plan premium payments for up to two years, full vesting of all unvested stock, stock options, awards and rights, and any unpaid compensation, benefits or unused vacation accrued.

Cash Payments and/or Acceleration of Vesting Following Certain Termination Events

Assuming the employment of our named executive officers was terminated involuntarily and without cause (not in connection with a change in control) on January 1, 2011, our named executive officers would be entitled to cash payments in the amounts set forth opposite their names in the below tables, subject to any deferrals required under Section 409A of the Internal Revenue Code of 1986, as amended.

Name	Base Salary ($)	Continuation of Health Plan Premium Payments ($)	Accrued Vacation Pay ($)	Total ($)
Colin M. Angle	237,500	9,975	—	247,475
John J. Leahy	181,131	10,126	94	191,351
Joseph W. Dyer	181,000	275	27,846	209,121
Jeffrey A. Beck	166,156	9,729	—	175,885
Russell J. Campanello	150,000	10,126	2,999	163,125

Assuming the employment of our named executive officers was terminated involuntarily and without cause, or such officers resigned with good reason, during the one-year period following a change in control on January 1, 2011, our named executive officers would be entitled to cash payments in the amounts set forth opposite their names in the below table, subject to any deferrals required under Section 409A of the Internal Revenue Code of 1986, as amended, and acceleration of vesting as set forth in the below table. The total amount payable to each executive officer is subject to reduction in certain circumstances if the amount would cause the executive officer to incur an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended. The following table provides the market value (that is, the value based upon our stock price on January 1, 2011, minus the exercise price) of stock options that would become exercisable or vested as a result of these acceleration events as of January 1, 2011.

Name	Base Salary ($)	Bonus ($)	Continuation of Health Plan Premium Payments ($)	Accrued Vacation Pay ($)	Market Value of Stock Options ($)	Market Value of Restricted Stock and Restricted Stock Units ($)	Total ($)
Colin M. Angle	950,000	807,500	39,898	—	1,978,044	1,649,818	5,425,260
John J. Leahy	724,525	470,941	40,503	94	1,445,318	1,193,917	3,875,298
Joseph W. Dyer	724,000	470,600	1,100	27,846	895,329	829,773	2,948,648
Jeffrey A. Beck	664,625	432,006	38,914	—	1,636,490	794,916	3,566,951
Russell J. Campanello	600,000	300,000	40,503	2,999	35,000	870,800	1,849,302

Director Compensation

In connection with our efforts to attract and retain highly-qualified individuals to serve on our board of directors, we maintain a cash and equity compensation policy for our non-employee members of our board of directors. In 2010, each of our non-employee members of our board of directors was entitled to the following cash compensation:

Annual retainer for Board membership	$30,000
Audit Committee	
Annual retainer for committee membership	$10,000
Additional retainer for committee chair	$10,000
Compensation Committee	
Annual retainer for committee membership	$ 7,500
Additional retainer for committee chair	$ 7,500
Nominating and Corporate Governance Committee	
Annual retainer for committee membership	$ 5,000
Additional retainer for committee chair	$ 5,000

In 2011, each of our non-employee members of our board of directors will be entitled to the following cash compensation:

Annual retainer for Board membership	$35,000
Annual retainer for lead independent director	$ 7,000
Audit Committee	
Annual retainer for committee membership	$10,000
Additional retainer for committee chair	$10,000
Compensation Committee	
Annual retainer for committee membership	$ 7,500
Additional retainer for committee chair	$ 7,500
Nominating and Corporate Governance Committee	
Annual retainer for committee membership	$ 5,000
Additional retainer for committee chair	$ 5,000

Pursuant to our Non-employee Directors' Deferred Compensation Program, each non-employee director may elect in advance to defer the receipt of these cash fees. During the deferral period, the cash fees will be deemed invested in stock units. The deferred compensation will be settled in shares of our common stock upon the termination of service of the director or such other time as may have been previously elected by the director. The shares will be issued from our 2005 Plan.

In 2010, each of our non-employee members of our board of directors was entitled to the following equity compensation under our 2005 Plan:

- Upon initial election to the board of directors, a non-employee director will receive a one-time option to purchase 40,000 shares of our common stock, which will vest over a four-year period at a rate of twenty-five percent (25%) on the first anniversary of the grant, and quarterly thereafter.
- At the end of the fiscal quarter in which our annual meeting of stockholders occurs, each non-employee director will receive a stock option award to purchase 10,000 shares of our common stock, which will vest on the date of the first anniversary of such grant.

In 2011, each of our non-employee members of our board of directors will be entitled to the following equity compensation under our 2005 Plan:

- Upon initial election to the board of directors, a non-employee director will receive a one-time grant of restricted stock units having a fair market value of $220,000, measured as of the last day of the fiscal quarter in which the director was elected, which will vest over a four-year period at a rate of twenty-five percent (25%) on each of the first four anniversaries of the grant.
- At the end of the fiscal quarter in which our annual meeting of stockholders occurs, each non-employee director will receive a grant of restricted stock units having a fair market value of $110,000, which will vest on the date of the first anniversary of such grant.

All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors.

The following table provides compensation information for the fiscal year ended January 1, 2011 for each non-employee member of our board of directors. No member of our board of directors employed by us receives separate compensation for services rendered as a member of our board of directors.

DIRECTOR COMPENSATION TABLE — 2010

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)(3)	Total ($)
Rodney A. Brooks, Ph.D.	30,000	80,514	110,514
Ronald Chwang, Ph.D.	37,500	80,514	118,014
Jacques S. Gansler, Ph.D.	40,000	80,514	120,514
Andrea Geisser	50,000(1)	80,514	130,514
Helen Greiner	30,000	80,514	110,514
Paul J. Kern, Gen. U.S. Army (ret.)	37,500(1)	80,514	118,014
George C. McNamee	60,000	80,514	140,514
Peter T. Meekin	45,000(1)	80,514	125,514
Paul L. Sagan	30,000	367,474	397,474

(1) Messrs. Geisser, Kern and Meekin deferred all of their 2010 cash compensation pursuant to our Non-employee Directors' Deferred Compensation Program under which they received stock units in lieu of cash.

(2) Represents the grant date fair value of stock option awards granted in the fiscal year ended January 1, 2011 in accordance with FASB ASC Topic 718. See the information appearing in note 9 to our consolidated financial statements included as part of our Annual Report on Form 10-K for the fiscal year ended January 1, 2011 for certain assumptions made in the valuation of stock option awards.

(3) The non-employee members of our board of directors who held such position on January 1, 2011 held the following aggregate number of unexercised options as of such date:

Name	Number of Securities Underlying Unexercised Options
Rodney A. Brooks, Ph.D.	29,333
Ronald Chwang, Ph.D.	90,000
Jacques S. Gansler, Ph.D.	100,000
Andrea Geisser	90,000
Helen Greiner	41,333
Paul J. Kern, Gen. U.S. Army (ret.)	90,000
George C. McNamee	90,000
Peter T. Meekin	50,000
Paul L. Sagan	50,000

The following table presents the fair value of each grant of stock options in 2010 to the non-employee members of our board of directors, computed in accordance with FASB ASC Topic 718:

Name	Grant Date	Number of Securities Underlying Options	Exercise Price of Option Awards ($)	Grant Date Fair Value of Options ($)
Rodney A. Brooks, Ph.D.	7/2/2010	10,000	17.70	80,514
Ronald Chwang, Ph.D.	7/2/2010	10,000	17.70	80,514
Jacques S. Gansler, Ph.D.	7/2/2010	10,000	17.70	80,514
Andrea Geisser	7/2/2010	10,000	17.70	80,514
Helen Greiner	7/2/2010	10,000	17.70	80,514
Paul J. Kern, Gen. U.S. Army (ret.)	7/2/2010	10,000	17.70	80,514
George C. McNamee	7/2/2010	10,000	17.70	80,514
Peter T. Meekin	7/2/2010	10,000	17.70	80,514
Paul L. Sagan	4/2/2010	40,000	14.52	286,960
	7/2/2010	10,000	17.70	80,514

Transactions with Related Persons

Other than compensation agreements and other arrangements which are described in "Compensation Discussion & Analysis," in 2010, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Our board of directors has adopted a written related party transaction approval policy, which sets forth our polices and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the Securities and Exchange Commission. Our policy with regard to related party transactions is that all related party transactions are to be reviewed by our general counsel, who will determine whether the contemplated transaction or arrangement requires the approval of the board of directors, the nominating and corporate governance committee, both or neither.

PROPOSAL 2

APPROVAL OF THE COMPANY'S SENIOR EXECUTIVE INCENTIVE COMPENSATION PLAN, AS AMENDED AND RESTATED

On April 6, 2011, our board of directors amended and restated the Senior Executive Incentive Compensation Plan (the "Incentive Plan") so that incentive payments made under the Incentive Plan constitute performance-based compensation and therefore not subject to the compensation cap imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Summary of the Incentive Plan

The following description of the Incentive Plan is only a summary of certain provisions thereof and is qualified in its entirety by reference to its full text, a copy of which attached as Appendix A to this Proxy Statement.

Purpose

Section 162(m) of the Code generally does not allow publicly held companies to obtain tax deductions for compensation of more than $1,000,000 paid in any fiscal year to their chief executive officer, or any of the three most highly compensated executive officers, other than the chief financial officer ("Covered Employees"), unless such payments are "performance-based" in accordance with conditions specified under Section 162(m) of the Code and the Treasury Regulations promulgated thereunder. One of those conditions requires the Company to obtain stockholder approval of the material terms of the performance goals set by a committee of outside directors. Stockholder approval must be obtained initially and every five years thereafter.

The purpose of the Incentive Plan is to establish a program of incentive compensation for Covered Employees and other key employees of the Company and its subsidiaries that is directly related to attainment of pre-selected performance goals of the Company. Incentive payments made to Covered Employees under the Incentive Plan are intended to qualify as "performance-based" compensation and therefore allows the Company to obtain federal income tax deductions for such payments, without regard to the limitations of Section 162(m) of the Code.

Administration

The Incentive Plan is administered by the compensation committee. Each member of the compensation committee is required to be an "outside director" (within the meaning of Section 162(m) of the Code). The compensation committee has all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Incentive Plan, including authority to determine eligibility for participation, establish the maximum award which may be earned by each Participant (which may be expressed in terms of dollar amount, percentage of salary or any other measurement), establish goals for each participant, calculate and determine each participant's level of attainment of such goals, and calculate the incentive award for each participant based upon such level of attainment. The compensation committee has full power and authority to construe, interpret, and administer the Incentive Plan.

Eligibility

Any officer or other key employee of the Company and its subsidiaries selected by the compensation committee, in its sole discretion, shall be eligible to participate in the Incentive Plan. As of January 2, 2011, there were approximately 8 employees of the Company who could, if selected by the compensation committee, participate in the Incentive Plan.

Incentive Awards and Performance Goals

The Incentive Plan provides that the compensation committee shall designate for each "Performance Period" (which is the period during which performance is measured to determine the level of attainment of an award) which participants will be eligible for incentive awards. The Performance Period is the fiscal year of the Company.

The compensation committee will establish within the first 90 days of each Performance Period a threshold, target and maximum award for each participant and the goals relating to the Company, subsidiary or division performance for each participant (the "Performance Goals"). Participants will earn incentive awards based upon the level of attainment of the applicable Performance Goals during the applicable Performance Period, as and to the extent established by the compensation committee.

The Performance Goals will be based on attainment of specific levels of performance of the Company (or of a subsidiary or division thereof) with reference to one or more of the following criteria: revenue, earnings per share, Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, merger and acquisition expenses and non-cash stock compensation), operating cash flow, operating income, operating expenses, gross margins, return on equity, investment, capital or assets, division contribution margin, inventory level, working capital and specific strategic milestones.

As soon as practicable following the end of the applicable Performance Period, the Compensation Committee will certify the attainment of the Performance Goals and will calculate the incentive award, if any, payable to each participant. Incentive awards will be paid in a lump sum payment as soon as practicable following the determination of the amount thereof by the compensation committee, but not later than March 15. The compensation committee retains the right to reduce the amount of any incentive award in its discretion. The maximum incentive award payable to a participant for any performance period is 200 percent of his bonus opportunity or $2 million, if less.

Effective Date; Termination and Amendment

If approved by the stockholders of the Company, the Incentive Plan will remain in effect. The compensation committee may amend, suspend or terminate the Incentive Plan at any time, provided, however, that no amendment may be made without the approval of the Company's stockholders to the extent determined by the compensation committee to be required by the Code to ensure that payments under the Incentive Plan qualify as "performance-based" compensation under Section 162(m) of the Code.

New Plan Benefits

Because amounts payable under the Incentive Plan are based on satisfaction of certain Performance Goals in each applicable Performance Period, it cannot be determined at this time what amounts, if any, will be received by any participants under the Incentive Plan. The amounts earned under the Incentive Plan for fiscal years 2008, 2009 and 2010 to our Named Executive Officer are set forth in the Summary Compensation Table on page 26.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE iROBOT CORPORATION SENIOR EXECUTIVE INCENTIVE COMPENSATION PLAN, AS AMENDED AND RESTATED.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The audit committee of the board of directors has retained the firm of PricewaterhouseCoopers LLP, independent registered public accountants, to serve as independent registered public accountants for our 2011 fiscal year. PricewaterhouseCoopers LLP has served as our independent registered public accounting firm since 1999. The audit committee reviewed and discussed its selection of, and the performance of, Pricewaterhouse-Coopers LLP for our 2010 fiscal year. As a matter of good corporate governance, the audit committee has determined to submit its selection to stockholders for ratification. If the selection of independent registered public accountants is ratified, the audit committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our stockholders.

The audit committee of the board of directors has implemented procedures under our audit committee pre-approval policy for audit and non-audit services, or the Pre-Approval Policy, to ensure that all audit and permitted non-audit services to be provided to us have been pre-approved by the audit committee. Specifically, the audit committee pre-approves the use of PricewaterhouseCoopers LLP for specified audit and non-audit services, within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by the audit committee before it may be provided by PricewaterhouseCoopers LLP. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by the audit committee. For additional information concerning the audit committee and its activities with PricewaterhouseCoopers LLP, see "The Board of Directors and Its Committees" and "Report of the Audit Committee of the Board of Directors."

Representatives of PricewaterhouseCoopers LLP attended all of the meetings of the audit committee in 2010. We expect that a representative of PricewaterhouseCoopers LLP will attend the annual meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from stockholders.

PricewaterhouseCoopers LLP Fees

The following table shows the aggregate fees for professional services rendered by PricewaterhouseCoopers LLP to us during the fiscal years ended January 1, 2011 and January 2, 2010.

	2010	2009
Audit Fees	$725,756	$710,848
Audit-Related Fees	3,013	31,653
Tax Fees	45,000	—
All Other Fees	3,394	3,075
Total	$777,163	$745,576

Audit Fees

Audit Fees for both years consist of fees for professional services associated with the annual consolidated financial statements audit, statutory filings, consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Audit-Related Fees

Consists of fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our financial statements and were not reported above under "Audit Fees."

Tax Fees

Tax Fees consist of fees for professional services rendered for assistance with federal, state, local and international tax compliance.

All Other Fees

All other fees include licenses to technical accounting research software.

The audit committee has determined that the provision of services described above to us by PricewaterhouseCoopers LLP is compatible with maintaining their independence.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS iROBOT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2011.

PROPOSAL 4

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The following proposal, commonly known as a say-on-pay proposal, gives our stockholders the opportunity to vote to approve or not approve, on an advisory basis, the compensation of our named executive officers. This vote is not intended to address any specific item of compensation or the compensation of any particular officer, but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices, as discussed in this proxy statement. Accordingly, we are asking our stockholders to vote "FOR" the following resolution at our annual meeting of stockholders:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

This vote is advisory, and therefore not binding on the Company, the compensation committee or our board of directors. However, our board of directors and our compensation committee value the opinions of our stockholders and intend to take into account the outcome of the vote when considering future compensation decisions for our named executive officers.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *"FOR"* THE APPROVAL OF, ON AN ADVISORY BASIS, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 5

ADVISORY VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Section 14A of the Exchange Act requires us to submit a non-binding, advisory resolution, commonly known as a say-on-frequency proposal, to stockholders at least once every six years to determine whether advisory votes on executive compensation, such as Proposal 4 of this proxy statement, should be held every one, two or three years.

After careful consideration, our board of directors has determined that an advisory vote on the compensation of our named executive officers that occurs every three years, or a triennial vote, is the most appropriate alternative for the Company, and therefore our board of directors recommends that you vote for a three-year interval for the say-on-frequency proposal. It should be noted, however, that you are not voting to approve or disapprove our board of directors' recommendation on this matter.

Our board of directors believes that a triennial vote complements our goal to create a compensation program that enhances long-term stockholder value. A frequency of three years encourages long-term pay practices and discourages short-term thinking. Moreover, a short review cycle will not allow for a meaningful evaluation of our performance against our compensation practices, as any adjustment in pay practices would take time to implement and to be reflected in our financial performance and in the price of our common stock. Lastly, a triennial vote would allow us adequate time to compile meaningful input from stockholders on our pay practices and respond appropriately, which may be difficult to do on an annual or biennial basis.

This vote is advisory, and therefore not binding on the Company, the compensation committee or our board of directors. However, our board of directors and our compensation committee value the opinions of our stockholders and intend to take into account the outcome of the vote when considering the frequency of holding future advisory votes on the compensation of our named executive officers.

Recommendation of the Board

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE, ON AN ADVISORY BASIS, FOR A VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS TO BE HELD EVERY "3 YEARS".

OTHER MATTERS

The board of directors knows of no other matters to be brought before the annual meeting. If any other matters are properly brought before the annual meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended for inclusion in the proxy statement to be furnished to all stockholders entitled to vote at our 2011 annual meeting of stockholders, pursuant to Rule 14a-8 promulgated under the Exchange Act by the Securities and Exchange Commission, must be received at the Company's principal executive offices not later than December 15, 2011. Stockholders who wish to make a proposal at the 2012 annual meeting — other than one that will be included in the Company's proxy statement — must notify us between January 26, 2012 and February 25, 2012. If a stockholder who wishes to present a proposal fails to notify us by February 25, 2012 and such proposal is brought before the 2012 annual meeting, then under the Securities and Exchange Commission's proxy rules, the proxies solicited by management with respect to the 2012 annual meeting will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the Securities and

Exchange Commission's proxy rules. In order to curtail controversy as to the date on which we received a proposal, it is suggested that proponents submit their proposals by Certified Mail, Return Receipt Requested, to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Such persons are required by regulations of the Securities and Exchange Commission to furnish us with copies of all such filings. Based solely on our review of copies of such filings we believe that all such persons complied on a timely basis with all Section 16(a) filing requirements during the fiscal year ended January 1, 2011, except that each of Alison Dean, Helen Greiner, Peter Meekin and Robert Moses did not timely file a Form 4 with respect to one transaction.

EXPENSES AND SOLICITATION

The cost of solicitation of proxies will be borne by us and, in addition to soliciting stockholders by mail through its regular employees, we may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have our stock registered in the names of a nominee and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Solicitation by our officers and employees may also be made of some stockholders in person or by mail, telephone, e-mail or telegraph following the original solicitation. We may also retain an independent proxy solicitation firm to assist in the solicitation of proxies.

HOUSEHOLDING OF PROXY MATERIALS

Our 2010 Annual Report, including audited financial statements for the fiscal year ended January 1, 2011, is being mailed to you along with this proxy statement. In order to reduce printing and postage costs, Broadridge Financial Solutions has undertaken an effort to deliver only one Annual Report and one proxy statement to multiple shareholders sharing an address. This delivery method, called "householding," is not being used, however, if Broadridge has received contrary instructions from one or more of the stockholders sharing an address. If your household has received only one Annual Report and one proxy statement, we will deliver promptly a separate copy of the Annual Report and the proxy statement to any shareholder who sends a written request to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary, Office of the General Counsel, (781) 430-3000. If your household is receiving multiple copies of our Annual Report or proxy statement and you wish to request delivery of a single copy, you may send a written request to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary, Office of the General Counsel.

iRobot Corporation Senior Executive Incentive Compensation Plan, as amended and restated as of April 6, 2011

IROBOT CORPORATION SENIOR EXECUTIVE INCENTIVE COMPENSATION PLAN AS AMENDED AND RESTATED

1. Purpose

This Senior Executive Incentive Compensation Plan (the "Incentive Plan") is intended to provide an incentive for superior work and to motivate eligible executives of iRobot Corporation (the "Company") and its subsidiaries toward even higher achievement and business results, to tie their goals and interests to those of the Company and its stockholders and to enable the Company to attract and retain highly qualified executives. The Incentive Plan is for the benefit of Covered Executives (as defined below). The Incentive Plan is amended and restated as of January 2, 2011 in order to ensure that future payments under the Incentive Plan qualify as "performance-based" compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

2. Covered Executives

From time to time, the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") may select certain key executives (the "Covered Executives") to be eligible to receive bonuses hereunder.

3. Administration

Each member of the Compensation Committee must be an "outside director" within the meaning of Section 162(m) of the Code. The Compensation Committee shall have the sole discretion and authority to administer and interpret the Incentive Plan. The Compensation Committee in its discretion may decrease but not increase the amount of the bonus payment to any Covered Executive.

4. Bonus Determinations

a. A Covered Executive may receive a bonus payment under the Incentive Plan based upon the attainment of performance targets that are approved by the Compensation Committee and relate to the following financial and operational metrics with respect to the Company or any of its subsidiaries or divisions (the "Performance Goals") relating to any or any combination of the following (measured absolutely or by reference to a select group of companies, an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): revenue, earnings per share, Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, merger and acquisition expenses and non-cash stock compensation), operating cash flow, operating income, operating expenses, gross margins, return on equity, investment, capital or assets, division contribution margin, inventory level, working capital, and specific strategic milestones including acquisitions and product launch.

b. (i) Any bonuses paid to Covered Executives under the Incentive Plan shall be based upon objectively determinable bonus formulas approved by the Compensation Committee that tie such bonuses to one or more performance targets relating to the Performance Goals, (ii) bonus formulas and performance targets for Covered Executives shall be adopted within the first 90 days of each performance period by the Compensation Committee and (iii) no bonuses shall be paid to Covered Executives unless and until the Compensation Committee has certified the level of attainment of the Performance Goals.

c. Each Covered Executive shall have a targeted bonus opportunity for each performance period. The maximum bonus payable to a Covered Executive under this Incentive Plan is 200 percent of the Covered Executive's bonus opportunity, but not in excess of $2 million.

d. The payment of a bonus to a Covered Executive with respect to a performance period shall be conditioned upon the Covered Executive's employment by the Company on the last day of the performance period; provided, however, that the Compensation Committee may make exceptions to this requirement, in its sole discretion, including, without limitation, in the case of a Covered Executive's termination of employment, retirement, death or disability.

e. The performance period under the Incentive Plan shall be the Company's fiscal year.

5. Stockholder Approval

No payments may be made under this Incentive Plan to any Covered Executive who is a "covered employee" within the meaning of Section 162(m) of the Code unless and until the stockholders of the Company have approved the Incentive Plan (and to the extent required by Section 162(m) of the Code, re-approved the Incentive Plan) in a manner that complies with the stockholder approval requirements of Section 162(m) of the Code.

6. Timing of Payment & Tax Withholding

The Performance Goals will be measured at the end of each fiscal year after the Company's financial reports have been published. If the Performance Goals are met, payments will be made within 30 days thereafter, but not later than March 15. All payments under the Plan shall be subject to reduction for applicable tax and other legally or contractually required withholdings.

7. Amendment and Termination

The Company reserves the right to amend or terminate the Incentive Plan at any time in its sole discretion; provided, however, that plan amendment shall be subject to the approval of the Company's stockholders to the extent determined by the Compensation Committee to be required by the Code to ensure that payments under the Incentive Plan qualify as "performance-based" compensation under Section 162(m) of the Code.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 1, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file no. 000-51598

iROBOT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**77-0259 335**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
8 Crosby Drive, Bedford, MA	**01730**
(Address of principal executive offices)	*(Zip Code)*

(781) 430-3000
(Registrant's telephone number, including area code)

Form 10-K

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Common Stock, $0.01 par value per share **The NASDAQ Stock Market LLC**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check-mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check-mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by nonaffiliates of the registrant was approximately $383,300,000 based on the last reported sale of the Common Stock on the NASDAQ Global Market on July 2, 2010.

As of February 14, 2011, there were 26,034,629 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive Proxy Statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended January 1, 2011. Portions of such Proxy Statement are incorporated by reference into Part III of this Form 10-K.

iROBOT CORPORATION

ANNUAL REPORT ON FORM 10-K
Year Ended January 1, 2011

TABLE OF CONTENTS

PART I

ITEM 1. *BUSINESS*

This Annual Report on Form 10-K contains forward-looking statements. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy, plans and objectives of management for future operations, and plans for product development and manufacturing are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss certain of these risks in greater detail in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K. Also, these forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we have no plans to update our forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report. We caution readers not to place undue reliance upon any such forward-looking statements.

iRobot, Roomba, Scooba, iRobot Dirt Dog, PackBot, Warrior, Looj, Verro, Create, Negotiator, Virtual Wall, Home Base, and Aware are trademarks of iRobot Corporation.

Overview

iRobot Corporation ("iRobot" or the "Company" or "we") designs and builds robots that make a difference. For over 20 years, we have developed proprietary technology incorporating advanced concepts in navigation, mobility, manipulation and artificial intelligence to build industry-leading robots. Our home care robots perform time-consuming domestic chores while our government and industrial robots perform tasks such as battlefield reconnaissance and bomb disposal, multi-purpose tasks for local police and first responders, and long-endurance oceanic missions. We sell our robots to consumers through a variety of distribution channels, including chain stores and other national retailers, and through our on-line store, and to the U.S. military and other government agencies worldwide. We maintain certifications for AS9100 and Capability Maturity Model Integration, or CMMI, which enable us to service our military products and services.

Since our founding, we have accumulated expertise in all the disciplines necessary to design and build durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Our core technologies serve as reusable building blocks that we adapt and expand to develop next generation and new products, reducing the time, cost and risk of product development. Our significant expertise in robot design and engineering, combined with our management team's experience in military and consumer markets, positions us to capitalize on the growth we expect in the market for robot-based products. We believe that the sophisticated technologies in our existing consumer and military applications are adaptable to a broad array of markets such as law enforcement, homeland security, commercial cleaning, elder care, oil services, home automation, landscaping, agriculture, construction and other vertical markets.

Over the past eight years, we sold approximately 6 million of our home care robots. We also sold during that time more than 3,500 of our tactical military robots, most of which have been sold to the U.S. military and deployed on missions in Afghanistan and Iraq.

Strategy

Our goal is to design and build innovative robots that make a difference and are adaptable for use in a broad range of applications. We intend to increase the penetration of our products in existing markets, expand existing products into new markets, and develop and launch new products into current and adjacent markets. Our strategy is to maintain a leadership position by quickly delivering robotic technology-based remote presence and automated home maintenance solutions that delight our customers and anticipate their needs, while extending our technical leadership in the areas of robot autonomy, manipulation and platforms. Remote presence is the core of our military robots which save lives by keeping warfighters at safe standoff distances from hazards while they perform dangerous, difficult and persistent missions. With increasing levels of autonomy, continued mobility improvements, more sophisticated sensor suites and advanced human interfaces, remote presence systems will expand in effectiveness and efficiency and reduce the requirements for actual physical operator presence and control. In the area of automated home maintenance, we seek to enable home environments that are persistently sanitary and safe while requiring as little human physical intervention as possible. Key elements of our strategy include:

Leverage Common Platforms and Software: By committing long-term to a given platform and providing incremental upgrades, we create a valuable installed base that supports third-party development and greatly simplifies service and support. When entering new product areas that cannot be serviced with existing platforms, we intend to develop a multi-generational platform strategy that allows for rapid learning and long-term incremental improvements. Through the use and development of a common software architecture, we intend to create a robot intelligence system of enduring value and build a formidable advantage that stifles competition. Our common software will allow high reuse, reducing development costs of new systems and payloads, as well as reducing development timelines.

Continued Growth through Profitability, Operational Excellence and Customer Focus. We intend to consistently improve our profitability through disciplined allocation of resources and by reducing costs of materials, adjusting prices, optimizing our product and channel mix, focusing on our discretionary spending and reducing our seasonality. We will continue to focus on improving the scalability and efficiency of our supply chain process and on mitigating single source supply exposure. We will identify, develop and enhance product features and functionality while also aggressively focusing on product reliability.

Leverage Research and Development Across Different Products and Markets. We leverage our research and development across all of our products and markets. For example, we use technological expertise developed through government-funded research and development projects across our other product development efforts. Similarly, expertise developed while designing consumer products is used in designing products for government and industrial applications. This strategy helps us avoid the need to start each robot project from scratch, developing robots in a cost-effective manner and minimizing time to market.

Continue to Strengthen Our Brand. Our robots' performance and uniqueness have enabled us to obtain strong word-of-mouth and extensive press coverage leading to increasing brand awareness, brand personality and momentum. We intend to continue to invest in our marketing programs to strengthen our brand recognition and reinforce our message of innovation, reliability, safety and value.

Complement Core Competencies with Strategic Alliances. Our core competencies are the design, development and marketing of robots. We rely on strategic alliances to provide complementary competencies that we integrate into our products and to enhance market access. We outsource certain non-core activities, such as manufacturing and back-office functions, which helps us focus our resources on our core competencies.

Develop a Community of Third-Party Developers Around Our Platforms. We have developed products around which communities of third-party developers can create related accessories, software and complementary products. We intend to foster this community by making our products into extensible platforms with open interfaces designed to carry payloads.

Technology

We are focused on behavior-based, artificially-intelligent systems developed to meet customer requirements in multiple market segments. In contrast to robotic manufacturing equipment or entertainment systems that are designed to repeat actions in specific, known environments, our systems are designed to complete missions in complex and dynamic real-world environments.

Our robots rely on the interplay among behavior-based artificially intelligent systems, real-world dynamic sensors, user-friendly interfaces and tightly-integrated, electromechanical designs to accomplish their missions efficiently.

AWARE Robot Intelligence Systems. Our proprietary AWARE Robot Intelligence Systems are code bases that enable the behavioral control of robots. Moreover, the AWARE systems include modules that control behaviors, sensor fusion, power management and communication. Our AWARE systems allow our Roomba floor vacuuming robot and our Scooba floor washing robot to clean an entire floor while avoiding obstacles and not falling down stairs, and also allow our PackBot robots and our other unmanned ground vehicles to accomplish complex missions such as waypoint navigation and real-time obstacle avoidance.

Real-World, Dynamic Sensing. The degree of intelligence that our robots display is directly attributable to their ability to perceive — or sense — the world around them. Using specialized hardware and signal processing, we have developed sensors that fit particular cost-performance criteria. In other cases, we use off-the-shelf sensing hardware, such as laser scanners, cameras and optical sensors.

User-Friendly Interfaces. Our robots require that users interact and instruct our robots in intuitive ways without extensive end-user set-up, installation, training or instruction. For example, our Roomba robots require only one button to have the robot begin its mission, determine the size of the room to be cleaned, thoroughly clean the room and return to its re-charger, right out of the box without any pre-programmed knowledge of the user's home. Similarly, our PackBot robots use intuitive controllers, interoperable between systems, that integrate high-level supervisory commands from the user into the behaviors of the robot.

Tightly-Integrated, Electromechanical Design. Our products rely on our ability to build inherently robust integrated electrical and mechanical components into required form factors. For instance, the computer that powers the PackBot tactical military robot must withstand being dropped from more than ten feet onto concrete. Such high performance specifications require tight design integration.

Combining these four components, we have created proprietary, reusable building blocks of robotics capabilities, including mobility platforms, manipulators, navigation and control algorithms and user interfaces. Our technology building blocks typically allow us to take a known platform and modify it for a new mission instead of starting from scratch for each application. We believe this allows us to design and develop innovative robots cost-effectively.

Products and Development Contracts

We design and build robots for the consumer and government and industrial markets. With two decades of leadership in the robot industry, we remain committed to establishing robot and software platforms for invention and discovery, building key partnerships to develop mission-critical payloads and creating robots that improve the standards of safety and living worldwide.

Consumer Products

We sell various products that are designed for use in and around the home. Our current consumer products are focused on both indoor and outdoor cleaning applications. We believe our consumer products provide value to our customers by delivering better cleaning solutions at an affordable price and by freeing people from repetitive home cleaning tasks.

We currently offer multiple Roomba floor vacuuming robots and Scooba floor washing robots with varying price points and performance characteristics. Our Roomba robot's compact disc shape allows it to clean under beds and other furniture, resulting in cleaner floors since the Roomba can access more of the floor than standard upright vacuum cleaners. Roomba is programmed to keep operating until the floor is clean. In addition, Roomba eliminates the need to push a vacuum — it cleans automatically upon the push of a button. Our Scooba robot's innovative cleaning process allows the robot to simultaneously sweep, wash, scrub and dry hard floors, all at the touch of a button. Unlike a conventional mop that spreads dirty water on the floor, Scooba will apply only fresh water and cleaning solution to the floor from a clean tank. Scooba will clean dirt and grime, is safe for use on all sealed, hard floor surfaces, including wood and tile, and is smart enough to avoid carpet.

Our Verro Pool Cleaning Robot is used to clean a standard size pool in about an hour while removing debris as small as two microns from the pool floor, walls and stairs. Verro is brought to market under the iRobot brand through a relationship with the Aqua Products Group companies including AquaJet LLC and Aquatron, Inc., which developed the pool cleaning robots. There are three models available.

Our Looj Gutter Cleaning Robot was designed to simplify the difficult and dangerous job of gutter cleaning. The Looj cleans an entire stretch of gutter, reducing the number of times a ladder must be repositioned and climbed during gutter cleaning. The Looj also features a detachable handle that doubles as a wireless remote control, providing full control of the robot while cleaning.

Our Create Programmable Robot is a fully assembled programmable robot. The Create has ten built-in demos and 32 sensors that allow users to experiment with robotics. An open cargo bay allows the user to add their grippers, wireless connections, computers or other hardware. The Create is based on the iRobot Roomba technology and is compatible with Roomba's re-chargeable batteries, remote control and other accessories.

Government and Industrial Products

In government and industrial product markets, we currently offer both ground and maritime unmanned vehicles. Our tactical ground robots include the combat-tested 510 PackBot line of small, unmanned ground robots, the 310 SUGV and 320 SUGV (Small Unmanned Ground Vehicle) multi-purpose ground robots and the low-cost 210 Negotiator for state and local police and first responders. The PackBot, SUGV, and Negotiator robot series make up a family of robots using many common platform components and offer our patented flipper technology that enables robots to easily climb stairs, navigate rubble, and penetrate inaccessible areas. These robots are designed to keep war fighters and public safety officials out of harm's way and are designed for high-performance, durability and ease of use while performing search, reconnaissance, mapping, bomb disposal and other dangerous missions. As of January 1, 2011, more than 3,500 robots have been delivered to military and civil defense forces worldwide. The robots are currently priced between approximately $20,000 and $195,000 per unit, depending on configuration and quantities ordered.

We continue to refine the PackBot product line, focusing on enhanced modularity and providing new capabilities to support new mission areas. Our unique Aware 2 software is incorporated into the advanced 510 PackBot chassis and operator control unit. As a result, PackBot can support multiple configurations and payloads with the same chassis and operator control unit, providing customers with a single robot capable of multiple missions. iRobot also utilizes Configure-To-Order (CTO) procurement options for our commercial 510 PackBot, allowing customers to tailor the product to their specific mission needs. The combined benefits of the Aware 2 software and CTO procurement options establish the 510 PackBot as a truly modular multi-mission robotic platform.

The 310 and 320 SUGV continue to see strong demand as a family of light weight backpackable robots well suited to dismounted operations in Afghanistan. Over 300 310 SUGV mini-EODs were delivered in 2010 and follow-on deliveries to the U.S. Air Force are currently in progress. The 320 SUGV (Army designation XM1216) Increment I infantry robot completed development and a successful Limited User Test (LUT) leading to delivery of 30 Low Rate Initial Production (LRIP) units in the fourth quarter. Increment 2 development efforts continued in 2010 leading to an expected critical design review in 2011. Within our maritime business, the 1Ka Seaglider is a long endurance autonomous underwater vehicle designed for oceanic missions to measure temperature, salinity, depth-averaged current and other data for scientific and military planners. During 2010 and as part of Operation Clean Sweep, iRobot Seaglider robots were deployed to and assisted in monitoring the Gulf of Mexico oil spill disaster. These Seagliders were equipped with sensors that aided in determining the presence of suspended oil below the surface and also measured dissolved oxygen levels to help predict impacts on sea life.

Contract Research and Development Projects

We are involved in several contract development projects with various U.S. governmental agencies and departments. The durations of these projects range from a few months to several years. These projects are usually funded as either cost-plus, firm fixed price, or time and materials contracts. In a cost-plus contract, we are allowed to recover our actual costs plus a fixed fee. The total price of a cost-plus contract is based primarily on allowable costs incurred, but generally is subject to a maximum contract funding limit. Under a firm fixed price contract, we receive a fixed amount upon satisfying contractually defined deliverables. On our time and materials contracts, we recover a specific amount per hour worked based on a bill rate schedule, plus the cost of direct materials, subcontracts, and other non-labor costs, including an agreed-upon mark-up. A time and materials contract may provide for a not-to-exceed price ceiling, as well as the potential that we will absorb any cost overrun.

Strategic Alliances

Strategic alliances are an important part of our product development and distribution strategies. We rely on strategic alliances to provide technology, complementary product offerings and increased and quicker access to markets. We seek to form relationships with organizations that can provide best-in-class technology or market advantages for establishing iRobot technology in new market segments.

Our strategy of working closely with third parties extends to the design of our products. By offering extensible platforms designed to carry payloads, we have designed and manufactured our products to leverage the work of those individuals and organizations that offer specialized technological expertise. The PackBot, the Roomba and the Scooba robots are designed with open interfaces that allow third-party developers to add payloads to our robots, improving their functionality.

Sales and Distribution Channels

We sell our products through distinct sales channels to the consumer and government and industrial markets. For the fiscal years ended January 1, 2011, January 2, 2010 and December 27, 2008, sales to non-U.S. customers accounted for 41.1%, 33.3% and 23.4% of total revenue, respectively. During this time period, sales to non-U.S. customers in any single country did not account for more than 10% of total revenue in any fiscal year. For the fiscal years ended January 1, 2011, January 2, 2010 and December 27, 2008, U.S. federal government orders, contracts and subcontracts accounted for 38.4%, 36.9% and 40.3% of total revenue, respectively. For the fiscal year ended January 1, 2011, we generated 17.4% of total revenue from The Boeing Company as a subcontractor under U.S. federal government contracts.

Home Robots

In the United States and Canada, we sell our consumer products through a network of national retailers. In 2010, this network consisted of more than 30 retailers which often sell either one or some combination of our products. Certain smaller domestic retail operations are supported by distributors to whom we sell product directly. In support of these sales activities, we maintain an in-house sales and product management team. Internationally, our products have been sold in approximately 40 countries, primarily through a network of in-country distributors who resell to retail stores in their respective countries. These distributors are supported by our international sales and product marketing team.

Our retail and distributor networks are our primary distribution channels for our consumer products. We also offer products direct-to-consumer through our domestic and international on-line stores, representing 11.5% and 17.1% of total home robots division revenue for fiscal 2010 and 2009, respectively. We have established valuable databases and customer lists that allow us to target directly those consumers most likely to purchase a new robot or upgrade. We believe we maintain a close connection with our customers in each of our markets, which provides an enhanced position from which to improve our distribution and product offerings.

Government and Industrial

We sell our government and industrial products directly to end users and indirectly through prime contractors and distributors. While the majority of government and industrial products have been sold to date to various operations within the U.S. federal government, we also sell to state and local as well as to international government organizations. Our military products are sold overseas in compliance with the International Traffic in Arms Regulations, or ITAR. We have sold our products to the governments of various countries in the past several years, including the United Kingdom, France, Germany, Sweden, Norway, Israel, Australia, Republic of Korea, Singapore, Bosnia, Lithuania, Pakistan, Qatar, Taiwan, South Africa and Canada.

Our government products are sold by a team of sales specialists with significant experience in selling to government and defense agencies. All of these individuals have years of experience selling military products to government procurement offices, both in the United States and internationally. We maintain a direct sales and support presence in Europe.

Customer Service and Support

We also invest in our ongoing customer service and support. Consumer customer service representatives, the majority of whom are employees of outsourced service organizations, are extensively trained on the technical intricacies of our consumer products. Government and industrial customer representatives are usually former military personnel who are experienced in logistical and technical support requirements for military operations.

Marketing and Brand

We market our home robots to end-user customers through our sales and marketing teams as well as through our extensive network of retailers and in-country distributors. We market our government and industrial products directly through our team of government sales specialists to end users and indirectly through prime contractors. Our website is also playing an increasing role in supporting brand awareness, addressing customer questions and serving as a showcase for our products.

Our marketing strategy is to increase our brand awareness and associate the iRobot brand with innovation, reliability, safety and value. Our sales and marketing expenses represented 12.6%, 13.7% and 15.2% of our total revenue in 2010, 2009 and 2008, respectively. We expect to continue to invest in national advertising, consumer and industry trade shows, direct marketing and public relations to further build brand awareness.

We believe that we have built a trusted, recognized brand by providing high-quality robots. We believe that customer word-of-mouth has been a significant driver of our brand's success to date, which can work very well for products that inspire a high level of user loyalty because users are likely to share their positive experiences. Our grass-roots marketing efforts focus on feeding this word-of-mouth momentum and we use public relations as well as advertising to promote our products.

Our innovative robots and public relations campaigns have generated extensive press coverage. In addition, iRobot and our consumer robots have won several awards and our inclusion among the first-tier partners on the U.S. Army's Brigade Combat Team Modernization program has greatly enhanced our brand and awareness among government and industrial customers. Through these efforts, we have been able to build our brand, and we expect that our reputation for innovative products and customer support will continue to play a significant role in our growth and success.

Manufacturing

Our core competencies are the design, development and marketing of robots. Our manufacturing strategy is to outsource non-core competencies, such as the production of our robots, to third-party entities skilled in manufacturing. By relying on the outsourced manufacture of both our consumer and military robots, we can focus our engineering expertise on the design of robots.

Manufacturing a new product requires a close relationship between our product designers and the manufacturing organizations. Using multiple engineering techniques, our products are introduced to the selected production facility at an early-development stage and the feedback provided by manufacturing is incorporated into the design before tooling is finalized and mass production begins. As a result, we believe that we can significantly reduce the time required to move a product from its design phase to mass production deliveries, with improved quality and yields.

We outsource the manufacturing of our consumer products to three contract manufacturers, each of which manufactures at a single plant in China. Our PackBot, Small Unmanned Ground Vehicle (SUGV) and Maritime families of government and industrial products are each manufactured by separate contract manufacturers located in the United States. The manufacturing of our Negotiator family of products is outsourced to a contract manufacturer in India.

Research and Development

We believe that our future success depends upon our ability to continue to develop new products and product accessories, and enhancements to and applications for our existing products. For the years ended January 1, 2011,

January 2, 2010 and December 27, 2008, our research and development expenses were $24.8 million, $14.7 million and $17.6 million, respectively. In addition to our internal research and development activities, for the years ended January 1, 2011, January 2, 2010 and December 27, 2008, we have incurred research and development expenses under funded development arrangements with governments and industrial third parties of $27.1 million, $30.8 million and $23.9 million, respectively. Of our total research and development spending in 2010, 2009 and 2008, approximately 50.4%, 63.9% and 51.7%, respectively was funded by government-sponsored research and development contracts. For the years ended January 1, 2011, January 2, 2010 and December 27, 2008, the combined investment in future technologies, classified as cost of revenue and research and development expense, was $51.9 million, $45.5 million and $41.5 million, respectively. We intend to continue our investment in research and development to respond to and anticipate customer needs, and to enable us to introduce new products over the next few years that will continue to address our existing market sectors.

Our research and development is conducted by small teams dedicated to particular projects, examples of which include the Roomba team, Scooba team, Warrior team and PackBot team. Our domestic research and development efforts are primarily located at our headquarters in Bedford, Massachusetts, our office in Durham, North Carolina, and our special projects engineering office in San Luis Obispo, California.

Our research and development efforts for our next-generation products are supported by a variety of sources. Our next-generation military products are predominately supported by U.S. governmental research organizations. Government funding is provided to further the development of robot technologies with the expectation that if the projects result in the development of technically viable prototypes, the government will purchase multiple production units for future use in the field. The government funding that we receive allows us to accelerate the development of multiple technologies. While the U.S. government retains certain rights to military projects that it has funded, such as the right to use inventions and disclose technical data relating to those projects without constraining the recipient's use of that data, we retain ownership of patents and know-how and are generally free to develop other commercial products, both consumer and industrial, utilizing the technologies developed during these projects. The rights which the government retains, however, may allow it to provide use of patent rights and know-how to others, and some of the know-how might be used by these third parties for their own development of consumer and industrial products. Similarly, expertise developed while designing consumer products is used in designing products for government and industrial applications. We also work with strategic collaborators to develop industry-specific technologies.

Competition

The market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. We believe that a number of established companies have developed or are developing robots that will compete directly with our product offerings, and many of our competitors have significantly more financial and other resources than we possess. Our competitors include developers of robot floor cleaning products, developers of small unmanned ground vehicles, established government contractors working on unmanned systems, and developers of small unmanned underwater vehicles.

While we believe many of our customers purchase our Roomba floor vacuuming robots and Scooba floor washing robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners and wet floor cleaning methods, we do compete in some cases with providers of traditional cleaning products.

We believe that the principal competitive factors in the market for robots include product features, performance for the intended mission, cost of purchase, total cost of system operation, including maintenance and support, ease of use, integration with existing equipment, quality, reliability, customer support, brand and reputation.

Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support. We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products.

Intellectual Property

We believe that our continued success depends in large part on our proprietary technology, the intellectual skills of our employees and the ability of our employees to continue to innovate. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights.

As of January 1, 2011, we held 82 U.S. patents and more than 150 pending U.S. patent applications. Also, we held 34 foreign patents, additional design registrations, and more than 100 pending foreign applications. Our U.S. patents will begin to expire in 2019. We will continue to file and prosecute patent (or design registration, as applicable) applications when and where appropriate to attempt to protect our rights in our proprietary technologies. We also encourage our employees to continue to invent and develop new technologies so as to maintain our competitiveness in the marketplace. It is possible that our current patents, or patents which we may later acquire, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents for our pending patent applications or other inventions we seek to protect. In that regard, we sometimes permit certain intellectual property to lapse or go abandoned under appropriate circumstances and due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we subsequently abandon them. It is also possible that we may not develop proprietary products or technologies in the future that are patentable, or that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will harm or altogether preclude our ability to do business.

Our registered U.S. trademarks include iRobot, Roomba, Scooba, iRobot Dirt Dog, Create, PackBot, Negotiator, Aware, Home Base, Looj, Verro, Virtual Wall, and Warrior. Our marks, iRobot, Roomba, Scooba, and certain other trademarks, have also been registered in selected foreign countries.

Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to ours. Legal protections afford only limited protection for our technology. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Despite our efforts to protect our proprietary rights, unauthorized parties have in the past attempted, and may in the future attempt, to copy aspects of our products or to obtain and use information that we regard as proprietary. Third parties may also design around our proprietary rights, which may render our protected products less valuable, if the design around is favorably received in the marketplace. In addition, if any of our products or the technology underlying our products is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions. We cannot assure you that our products do not infringe patents held by others or that they will not in the future. We have received in the past communications from third parties relating to technologies used in our Roomba floor vacuuming robots that have alleged infringement of patents or violation of other intellectual property rights. In response to these communications, we have contacted these third parties to convey our good faith belief that we do not infringe the patents in question or otherwise violate those parties' rights. Although there have been no additional actions or communications with respect to these allegations, we cannot assure you that we will not receive further correspondence from these parties, or not be subject to additional allegations of infringement from others. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.

Regulations

We are subject to various government regulations, including various U.S. federal government regulations as a contractor and subcontractor to the U.S. federal government. Among the most significant U.S. federal government regulations affecting our business are:

- the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;
- the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantages;
- the False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government, and impose penalties on the basis of false statements, even if they do not result in a payment; and
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

We also need special security clearances to continue working on and advancing certain of our projects with the U.S. federal government. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.

The nature of the work we do for the federal government may also limit the parties who may invest in or acquire us. Export laws may keep us from providing potential foreign acquirers with a review of the technical data they would be acquiring. In addition, there are special requirements for foreign parties who wish to buy or acquire control or influence over companies that control technology or produce goods in the security interests of the United States. There may need to be a review under the Exon-Florio provisions of the Defense Production Act. Finally, the government may require a prospective foreign owner to establish intermediaries to actually run that part of the company that does classified work, and establishing a subsidiary and its separate operation may make such an acquisition less appealing to such potential acquirers.

In addition, the export from the United States of many of our products may require the issuance of a license by the U.S. Department of Commerce under the Export Administration Act, as amended, and its implementing Regulations as kept in force by the International Emergency Economic Powers Act of 1977, as amended. Some of our products may require the issuance of a license by the U.S. Department of State under the Arms Export Control Act and its implementing Regulations, which licenses are generally harder to obtain and take longer to obtain than do Export Administration Act licenses.

Our business may require the compliance with state or local laws designed to limit the uses of personal user information gathered online or require online services to establish privacy policies.

Government and Industrial Product Backlog

Our government and industrial product backlog consists of written orders or contracts to purchase our products received from our government and industrial customers. Total backlog of product sales to government and industrial customers, which includes federal, state, local and foreign governments, and non-government customers, as of January 1, 2011 and January 2, 2010 amounted to approximately $23.9 million and $42.2 million, respectively. Our funded research and development contracts may be cancelled or delayed at any time without significant, if any, penalty. As a result, we believe that backlog with respect to our funded research and development is not meaningful. There can be no assurance that any of our backlog will result in revenue.

Employees

As of January 1, 2011, we had 657 full-time employees located in the United States and abroad, of whom 304 are in research and development, 156 are in operations, 78 are in sales and marketing and 119 are in general and administration. We believe that we have a good relationship with our employees.

Available Information

We were incorporated in California in August 1990 under the name IS Robotics, Inc. and reincorporated as IS Robotics Corporation in Massachusetts in June 1994. We reincorporated in Delaware as iRobot Corporation in December 2000. We conduct operations and maintain a number of subsidiaries in the United States and abroad, including operations in Hong Kong, the United Kingdom, China and India. We also maintain iRobot Securities Corporation, a Massachusetts securities corporation, to invest our cash balances on a short-term basis. Our website address is www.irobot.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the investor relations page of our internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

ITEM 1A. *RISK FACTORS*

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This discussion highlights some of the risks which may affect future operating results. These are the risks and uncertainties we believe are most important for you to consider. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer.

Risks Related to Our Business

We operate in an emerging market, which makes it difficult to evaluate our business and future prospects.

Robots represent a new and emerging market. Accordingly, our business and future prospects are difficult to evaluate. We cannot accurately predict the extent to which demand for consumer robots will increase, if at all. Moreover, there are only a limited number of major programs under which the U.S. federal government is currently funding the development or purchase of military robots. You should consider the challenges, risks and uncertainties frequently encountered by companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to:

- generate sufficient revenue and gross margin to maintain profitability;
- acquire and maintain market share in our consumer and military markets;
- manage growth in our operations;
- attract and retain customers of our consumer robots;
- develop and renew government contracts for our military robots;
- attract and retain additional engineers and other highly-qualified personnel;
- expand our product offerings beyond our existing robots;
- adapt to new or changing policies and spending priorities of governments and government agencies; and
- access additional capital when required and on reasonable terms.

If we fail to successfully address these and other challenges, risks and uncertainties, our business, results of operations and financial condition would be materially harmed.

Our financial results often vary significantly from quarter-to-quarter due to a number of factors, which may lead to volatility in our stock price.

Our quarterly revenue and other operating results have varied in the past and are likely to continue to vary significantly from quarter-to-quarter. These fluctuations will be due to numerous factors including:

- the size and timing of orders from military and other government agencies;
- the size, timing and mix of orders from retail stores and international distributors for our home care robots;
- the mix of products that we sell in the period;
- disruption of supply of our products from our manufacturers;
- seasonality in the sales of our consumer products, which have historically been heavily weighted in the second half of the year;
- the inability to attract and retain qualified, revenue-generating personnel;
- unanticipated costs incurred in the introduction of new products;
- costs and availability of labor and raw materials;

- costs of freight;
- changes in our rate of returns for our consumer products;
- our ability to introduce new products and enhancements to our existing products on a timely basis;
- warranty costs associated with our consumer products;
- the amount of government funding and the political, budgetary and purchasing constraints of our government agency customers; and
- cancellations, delays or contract amendments by government agency customers.

We cannot be certain that our revenues will grow at rates that will allow us to maintain profitability during every fiscal quarter, or even every fiscal year. We base our current and future expense levels on our internal operating plans and sales forecasts, including forecasts of holiday sales for our consumer products. A significant portion of our operating expenses, such as research and development expenses, certain marketing and promotional expenses and employee wages and salaries, do not vary directly with sales and are difficult to adjust in the short term. As a result, if sales for a quarter, particularly the final quarter of a fiscal year, are below our expectations, we might not be able to reduce operating expenses for that quarter and, therefore, we would not be able to reduce our operating expenses for the fiscal year. Accordingly, a sales shortfall during a fiscal quarter, and in particular the fourth quarter of a fiscal year, could have a disproportionate effect on our operating results for that quarter or that year. Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

Global economic conditions and any associated impact on consumer spending could have a material adverse effect on our business, results of operations and financial condition.

Continued economic uncertainty and reductions in consumer spending may result in reductions in sales of our consumer robots. Additionally, disruptions in credit markets may materially limit consumer credit availability and restrict credit availability of our retail customers, which would also impact purchases of our consumer robots. Any reduction in sales of our consumer robots, resulting from reductions in consumer spending or continued disruption in the availability of credit to retailers or consumers, could materially and adversely affect our business, results of operations and financial condition.

Our business currently depends on our consumer robots, and our sales growth and operating results would be negatively impacted if we are unable to enhance our current consumer robots or develop new consumer robots at competitive prices or in a timely manner.

For the years ended January 1, 2011 and January 2, 2010, we derived 57.2% and 55.5% of our total revenue from our consumer robots, respectively. For the foreseeable future, we expect that a significant portion of our revenue will be derived from sales of consumer robots in general and home floor care products in particular. Accordingly, our future success depends upon our ability to further penetrate the consumer home care market, to enhance our current consumer products and develop and introduce new consumer products offering enhanced performance and functionality at competitive prices. The development and application of new technologies involve time, substantial costs and risks. Our inability to achieve significant sales of our newly introduced robots, or to enhance, develop and introduce other products in a timely manner, or at all, would materially harm our sales growth and operating results.

We depend on the U.S. federal government for a significant portion of our revenue, and any reduction in the amount of business that we do with the U.S. federal government would negatively impact our operating results and financial condition.

For the years ended January 1, 2011 and January 2, 2010, we derived 38.4% and 36.9% of our total revenue, respectively, directly or indirectly, from the U.S. federal government and its agencies. Any reduction in the amount of revenue that we derive from a limited number of U.S. federal government agencies without an offsetting increase in new sales to other customers would have a material adverse effect on our operating results. U.S. Government programs in which we participate, or in which we may seek to participate in the future, must compete with other programs for consideration during our nation's budget formulation and appropriation processes, and may be affected by changes in general economic conditions. Budget decisions made in this environment may have long-term consequences for our size and structure and that of the defense industry. It is possible that one or more of our programs will be reduced, extended, or terminated. Reductions in our existing programs, unless offset by other programs and opportunities, could adversely affect our ability to grow our sales and profitability.

Our participation in specific major U.S. federal government programs is critical to both the development and sale of our military robots. For example, in the years ended January 1, 2011 and January 2, 2010, 62.7% and 40.3% of our total contract revenue was derived from our participation in the U.S. Army's BCTM program, respectively. Future sales of our military robots will depend largely on our ability to secure contracts with the U.S. military under its robot programs. We expect that there will continue to be only a limited number of major programs under which U.S. federal government agencies will seek to fund the development of, or purchase, robots. Our business will, therefore, suffer if we are not awarded, either directly or indirectly through third-party contractors, government contracts for robots that we are qualified to develop or build. In addition, if the U.S. federal government or government agencies terminate or reduce the related prime contract under which we serve as a subcontractor, revenues that we derive under that contract could be lost, which would negatively impact our business and financial results. Moreover, it is difficult to predict the timing of the award of government contracts and our revenue could fluctuate significantly based on the timing of any such awards.

Even if we continue to receive funding for research and development under these contracts, there can be no assurance that we will successfully complete the development of robots pursuant to these contracts or that, if successfully developed, the U.S. federal government or any other customer will purchase these robots from us. The U.S. federal government has the right when it contracts to use the technology developed by us to have robots supplied by third parties. Any failure by us to complete the development of these robots, or to achieve successful sales of these robots, would harm our business and results of operations. Our business and results of operations could be negatively affected by significant changes in the policies and spending priorities of governments and government agencies. Many of our government customers are subject to stringent budgetary constraints and our continued performance under these contracts, or award of additional contracts from these agencies, could be jeopardized by spending reductions or budget cutbacks at these agencies.

Our contracts with the U.S. federal government contain certain provisions that may be unfavorable to us and subject us to government audits, which could materially harm our business and results of operations.

Our contracts and subcontracts with the U.S. federal government subject us to certain risks and give the U.S. federal government rights and remedies not typically found in commercial contracts, including rights that allow the U.S. federal government to:

- terminate contracts for convenience, in whole or in part, at any time and for any reason;
- reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;
- cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
- exercise production priorities, which allow it to require that we accept government purchase orders or produce products under its contracts before we produce products under other contracts, which may displace or delay production of more profitable orders;
- claim certain rights in products provided by us; and
- control or prohibit the export of certain of our products.

Several of our prime contracts with the U.S. federal government do not contain a limitation of liability provision, creating a risk of responsibility for direct and consequential damages. Several subcontracts with prime contractors hold the prime contractor harmless against liability that stems from our work and do not contain a limitation of liability. These provisions could cause substantial liability for us, especially given the use to which our products may be put.

In addition, we are subject to audits by the U.S. federal government as part of routine audits of government contracts. As part of an audit, these agencies may review our performance on contracts, cost structures and compliance with applicable laws, regulations and standards. If any of our costs are found to be allocated improperly to a specific contract, the costs may not be reimbursed and any costs already reimbursed for such contract may have to be refunded. Accordingly, an audit could result in a material adjustment to our revenue and results of operations. Moreover, if an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the government.

If any of the foregoing were to occur, or if the U.S. federal government otherwise ceased doing business with us or decreased the amount of business with us, our business and operating results could be materially harmed and the value of your investment in our common stock could be impaired.

Some of our contracts with the U.S. federal government allow it to use inventions developed under the contracts and to disclose technical data to third parties, which could harm our ability to compete.

Some of our contracts allow the U.S. federal government rights to use, or have others use, patented inventions developed under those contracts on behalf of the government. Some of the contracts allow the federal government to disclose technical data without constraining the recipient in how that data is used. The ability of third parties to use patents and technical data for government purposes creates the possibility that the government could attempt to establish additional sources for the products we provide that stem from these contracts. It may also allow the government the ability to negotiate with us to reduce our prices for products we provide to it. The potential that the government may release some of the technical data without constraint creates the possibility that third parties may be able to use this data to compete with us in the commercial sector.

We depend on single source manufacturers, and our reputation and results of operations would be harmed if these manufacturers fail to meet our requirements.

We currently depend largely on several single source contract manufacturers, for the manufacture of our various families of home care and government products. All contract manufacturers for our home robots are located in China. These manufacturers supply substantially all of the raw materials and provide all facilities and labor required to manufacture our products. If these companies were to terminate their arrangements with us or fail to provide the required capacity and quality on a timely basis, we would be unable to manufacture our products until replacement contract manufacturing services could be obtained, which is a costly and time-consuming process. We cannot assure you that we would be able to establish alternative manufacturing relationships on acceptable terms.

Our reliance on these contract manufacturers involves certain risks, including the following:

- lack of direct control over production capacity and delivery schedules;
- lack of direct control over quality assurance, manufacturing yields and production costs;
- lack of enforceable contractual provisions over the production and costs of consumer products;
- risk of loss of inventory while in transit;
- risks associated with international commerce, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, risks associated with the protection of intellectual property and political and economic instability; and
- our attempts to add additional manufacturing resources may be significantly delayed and thereby create disruptions in production of our products.

Any interruption in the manufacture of our products would be likely to result in delays in shipment, lost sales and revenue and damage to our reputation in the market, all of which would harm our business and results of operations. In addition, while our contract obligations with our contract manufacturers in China are typically denominated in U.S. dollars, changes in currency exchange rates could impact our suppliers and increase our prices.

Any efforts to expand our product offerings beyond our current markets may not succeed, which could negatively impact our operating results.

We have focused on selling our robots in the home floor care and military markets. We plan to expand into other markets. Efforts to expand our product offerings beyond the markets that we currently serve, however, may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, either of which could significantly impair our operating results. Moreover, efforts to expand beyond our existing markets may never result in new products that achieve market acceptance, create additional revenue or become profitable.

If we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

Our headcount and operations have grown rapidly. This rapid growth has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. From January 2, 2010 to January 1, 2011, the number of our employees increased from 538 to 657. We anticipate further growth will be required to address increases in our product offerings on the geographic scope of our customer base. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train, manage and integrate a significant number of qualified managers and employees. If our new employees perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or retaining these or our existing employees, our business may suffer.

In addition, we face risks associated with managing operations outside the United States. We will need to continue to improve our information technology infrastructure, operational, financial and management controls and reporting systems and procedures, and manage expanded operations in geographically distributed locations. Our expected additional headcount and capital investments will increase our costs, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, we will be unable to successfully execute our business plan, which could have a negative impact on our business, financial condition or results of operations.

If the consumer robot market does not experience significant growth or if our products do not achieve broad acceptance or if we fail to maintain or increase our consumer robot sales through our distribution channels, we will not be able to achieve our anticipated level of growth.

We derive a substantial portion of our revenue from sales of our consumer robots, including our home care robots. For the years ended January 1, 2011 and January 2, 2010, consumer robots accounted for 57.2% and 55.5%, respectively, of our total revenue. We face challenges in predicting the future growth rate or the size of the consumer robot market in general or the home care robot market in particular. Demand for home care robots may not increase, or may decrease, either generally or in specific geographic markets, for particular types of robots or during particular time periods.

We do not have long-term contracts regarding purchase volumes with any of our retail partners. As a result, purchases generally occur on an order-by-order basis, and the relationships, as well as particular orders, can generally be terminated or otherwise materially changed at any time by our retail partners. A decision by a major retail partner, whether motivated by competitive considerations, financial difficulties, economic conditions or otherwise, to decrease its purchases from us, to reduce the shelf space for our products or to change its manner of doing business with us could significantly damage our consumer product sales and negatively impact our business, financial condition and results of operations. In addition, during recent years, various retailers, including some of our partners, have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of purchasing decisions, restructurings, bankruptcies and liquidations. These and other financial problems of some of our retailers increase the risk of extending credit to these retailers. A significant adverse change in a retail partner relationship with us or in a retail partner's financial position could cause us to limit or discontinue business with that partner, require us to assume more credit risk relating to that partner's receivables or limit our ability to collect amounts related to previous purchases by that partner, all of which could harm our business and financial condition. Disruption of the iRobot on-line store could also decrease our home care robot sales.

Even if consumer robots gain wide market acceptance, our robots may not adequately address market requirements and may not continue to gain market acceptance. If robots generally, or our robots specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth, and our revenue and results of operations would suffer.

We face intense competition from other providers of robots, including diversified technology providers, as well as competition from providers offering alternative products, which could negatively impact our results of operations and cause our market share to decline.

We believe that a number of companies have developed or are developing robots that will compete directly with our product offerings. Additionally, large and small companies, government-sponsored laboratories and universities are aggressively pursuing contracts for robot-focused research and development. Many current and potential competitors have substantially greater financial, marketing, research and manufacturing resources than we possess, and there can be no assurance that our current and future competitors will not be more successful than us. Moreover, while we believe many of our customers purchase our floor vacuuming robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners; we also compete in some cases with providers of traditional vacuum cleaners. Our competitors include developers of robot floor cleaning products, developers of small unmanned ground vehicles, established government contractors working on unmanned systems, and developers of small unmanned underwater vehicles.

The market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support.

In the event that the robot market expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. Companies competing with us may introduce products that are competitively priced, have increased performance or functionality, or incorporate technological advances that we have not yet developed or implemented. Increased competitive pressure could result in a loss of sales or market share or cause us to lower prices for our products, any of which would harm our business and operating results.

We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products. Our failure to compete successfully could cause our revenue and market share to decline, which would negatively impact our results of operations and financial condition.

If critical components of our products that we currently purchase from a small number of suppliers become unavailable, we may incur delays in shipment, which could damage our business.

We and our outsourced manufacturers obtain hardware components, various subsystems, raw materials and batteries from a limited group of suppliers, some of which are sole suppliers. We do not have any long-term agreements with these suppliers obligating them to continue to sell components or products to us. If we or our outsourced manufacturers are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, reduce our gross margin and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, or at all.

Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.

Our robots rely on the interplay among behavior-based artificially intelligent systems, real-world dynamic sensors, user-friendly interfaces and tightly-integrated, electromechanical designs to accomplish their missions. Despite testing, our new or existing products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, mandatory or voluntary recall or product upgrades, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. Our quality control procedures relating to the raw materials and components that it receives from third-party suppliers as well as our quality control procedures relating to its products after those products are designed, manufactured and packaged may not be sufficient. In addition, increased development and warranty costs, including the costs of any mandatory or voluntary recall, could be substantial and could reduce our operating margins. Moreover, because military robots are used in dangerous situations, the failure or malfunction of any of these robots, including our own, could significantly damage our reputation and support for robot solutions in general. The existence of any defects, errors, or failures in our products could also lead to product liability claims or lawsuits against us. A successful product liability claim could result in substantial cost, diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations.

If we are unable to attract and retain additional skilled personnel, we may be unable to grow our business.

To execute our growth plan, we must attract and retain additional, highly-qualified personnel. Competition for hiring these employees is intense, especially with regard to engineers with high levels of experience in designing, developing and integrating robots. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. If we fail to attract new technical personnel or fail to retain and motivate our current employees, our business and future growth prospects could be severely harmed.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

If the size of our markets increases, we would be more likely to be subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. In addition, the vendors from which we license technology used in our products could become subject to similar infringement claims. Our vendors, or we, may not be able to withstand third-party infringement claims. Any claims, with or without merit, could be time- consuming and expensive, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. In addition, we may be required to indemnify our retail and distribution partners for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our products to others. Infringement claims asserted against us or our vendors may have a material adverse effect on our business, results of operations or financial condition.

If we fail to enhance our brand, our ability to expand our customer base will be impaired and our operating results may suffer.

We believe that developing and maintaining awareness of the iRobot brand is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. Furthermore, we expect the importance of global brand recognition to increase as competition develops. If customers do not perceive our products to be of high quality, our brand and reputation could be harmed, which could adversely impact our financial results. In addition, brand promotion efforts may not yield significant revenue or increased revenue sufficient to offset the additional expenses incurred in building our brand.

We depend on the experience and expertise of our senior management team and key technical employees, and the loss of any key employee may impair our ability to operate effectively.

Our success depends upon the continued services of our senior management team and key technical employees, such as our project management personnel and senior engineers. Moreover, we often must comply with provisions in government contracts that require employment of persons with specified levels of education and work experience. Each of our executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of any member of our senior management team might significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships. In addition, because of the highly technical nature of our robots, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and operating results.

We are subject to extensive U.S. federal government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

As a contractor and subcontractor to the U.S. federal government, we are subject to and must comply with various government regulations that impact our operating costs, profit margins and the internal organization and operation of our business. Among the most significant regulations affecting our business are:

- the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;
- the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;
- the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantage;
- the False Claims Act and the False Statements Act, which, respectively, impose penalties for payments made on the basis of false facts provided to the government, and impose penalties on the basis of false statements, even if they do not result in a payment;
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data;
- Certain contracts from the U.S. federal government may require us to maintain certain certifications including but not limited to AS9100 and CMMI;
- Contractor Purchasing Systems review (CPSR) requirements, which evaluate the efficiency and effectiveness with which we spend U.S. Government funds; and
- The sale of our products in countries outside the United States is regulated by the governments of those countries. While compliance with such regulation will generally be undertaken by international distributors, we may assist with such compliance and in certain cases may be liable if a distributor fails to comply.

We must comply with U.S. laws regulating the export of our products. In addition, we are required to obtain a license from the U.S. federal government to export our PackBot, Warrior and SUGV lines of tactical military robots. We cannot be sure of our ability to obtain any licenses required to export our products or to receive authorization from the U.S. federal government for international sales or domestic sales to foreign persons. Moreover, the export regimes and the governing policies applicable to our business are subject to change. We cannot assure you of the extent that such export authorizations will be available to us, if at all, in the future. In some cases where we act as a subcontractor, we rely upon the compliance activities of our prime contractors, and we cannot assure you that they have taken or will take all measures necessary to comply with applicable export laws. If we or our prime contractor partners cannot obtain required government approvals under applicable regulations in a timely manner or at all, we would be delayed or prevented from selling our products in international jurisdictions, which could materially harm our business, operating results and ability to generate revenue.

Also, we need special clearances to continue working on and advancing certain of our projects with the U.S. federal government. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain the clearances or terminate employment with us, then a customer requiring classified work could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and employ personnel with specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts. Classified programs generally will require that we comply with various Executive Orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government clearances.

Our failure to comply with applicable regulations, rules and approvals could result in the imposition of penalties, the loss of our government contracts or our suspension or debarment from contracting with the federal government generally, any of which would harm our business, financial condition and results of operations.

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. Significant technology used in our products, however, is not the subject of any patent protection, and we may be unable to obtain patent protection on such technology in the future. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. In addition, the laws of countries other than the United States in which we market our products may afford little or no effective protection of our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Some of our contracts with the U.S. federal government allow the federal government to disclose technical data regarding the products developed on behalf of the government under the contract without constraining the recipient on how it is used. This ability of the government creates the potential that third parties may be able to use this data to compete with us in the commercial sector. If we fail to protect our intellectual property and other proprietary rights, our business, results of operations or financial condition could be materially harmed.

In addition, defending our intellectual property rights may entail significant expense. We believe that certain products in the marketplace may infringe our existing intellectual property rights. We have, from time to time, resorted to legal proceedings to protect our intellectual property and may continue to do so in the future. We may be required to expend significant resources to monitor and protect our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we were to prevail.

Acquisitions and potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

As part of our business strategy, we intend to consider additional acquisitions of companies, technologies and products that we believe could accelerate our ability to compete in our core markets or allow us to enter new markets. Acquisitions and combinations are accompanied by a number of risks, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of our ongoing business, the potential distraction of management, expenses related to the acquisition and potential unknown liabilities associated with acquired businesses. Any inability to integrate completed acquisitions or combinations in an efficient and timely manner could have an adverse impact on our results of operations. In addition, we may not be able to recognize any expected synergies or benefits in connection with a future acquisition or combination. If we are not successful in completing acquisitions or combinations that we may pursue in the future, we may incur substantial expenses and devote significant management time and resources without a successful result. In addition, future acquisitions could require use of substantial portions of our available cash or result in dilutive issuances of securities.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We anticipate that our current cash, cash equivalents, cash provided by operating activities and funds available through our working capital line of credit, will be sufficient to meet our current and anticipated needs for general corporate purposes. We operate in an emerging market, however, which makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. In such cases we may need additional financing to execute on our current or future business strategies. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited. In addition, our access to credit through our working capital line of credit may be limited by the restrictive financial covenants contained in that agreement, which require us to maintain profitability.

Environmental laws and regulations and unforeseen costs could negatively impact our future earnings.

The manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. We also face increasing complexity in our product design as we adjust to legal and regulatory requirements relating to our products. There is no assurance that such existing laws or future laws will not impair future earnings or results of operations.

Business disruptions resulting from international uncertainties could negatively impact our profitability.

We derive, and expect to continue to derive, a significant portion of our revenue from international sales in various European and Far East markets, and Canada. For the fiscal years ended January 1, 2011 and January 2, 2010, sales to non-U.S. customers accounted for 41.1% and 33.3% of total revenue, respectively. Our international revenue and operations are subject to a number of material risks, including, but not limited to:

- difficulties in staffing, managing and supporting operations in multiple countries;

- difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;
- fewer legal protections for intellectual property;
- foreign and U.S. taxation issues, tariffs, and international trade barriers;
- difficulties in obtaining any necessary governmental authorizations for the export of our products to certain foreign jurisdictions;
- potential fluctuations in foreign economies;
- government currency control and restrictions on repatriation of earnings;
- fluctuations in the value of foreign currencies and interest rates;
- general economic and political conditions in the markets in which we operate;
- domestic and international economic or political changes, hostilities and other disruptions in regions where we currently operate or may operate in the future;
- changes in foreign currency exchange rates;
- different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future; and
- outside of the United States, we primarily rely on a network of exclusive distributors, some of whom may be operating without written contracts.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations. Moreover, our sales, including sales to customers outside the United States, are primarily denominated in U.S. dollars, and downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.

If we experience a disaster or other business continuity problem, we may not be able to recover successfully, which could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability.

If we experience a local or regional disaster or other business continuity problem, such as an earthquake, terrorist attack, pandemic or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. As we grow our operations in new geographic regions, the potential for particular types of natural or man-made disasters, political, economic or infrastructure instabilities, or other country- or region-specific business continuity risks increases.

If we suffer any data breaches involving the designs, schematics or source code for our products, our business and financial results could be adversely affected.

We attempt to securely store our designs, schematics and source code for our products as they are created. A breach, whether physical, electronic or otherwise, of the systems on which this sensitive data is stored could lead to damage or piracy of our products. If we are subject to data security breaches, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures, either of which could materially and adversely affect our business and financial results.

Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position. Additionally, there is no guarantee that we will realize our deferred tax assets.

From time to time, we are audited by various federal, state and local authorities regarding income tax matters. Significant judgment is required to determine our provision for income taxes and our liabilities for federal, state, local and other taxes. Although we believe our approach to determining the appropriate tax treatment is supportable and in accordance with relevant authoritative guidance it is possible that the final tax authority will take a tax position that is materially different than that which is reflected in our income tax provision. Such differences could have a material adverse effect on our income tax provision or benefit, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period.

The realization of our deferred tax assets ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under the tax law. Due to significant estimates utilized in establishing the valuation allowance and the potential for changes in facts and circumstances, it is possible that we will be required to record adjustments to our valuation allowance in future reporting periods. Our results of operations would be impacted negatively if we determine that increases to our deferred tax asset valuation allowance are required in a future reporting period.

Our directors and management will exercise significant control over our company, which will limit your ability to influence corporate matters.

As of January 1, 2011, our directors and executive officers and their affiliates collectively beneficially owned approximately 16.0% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might negatively affect the market price of our common stock.

Provisions in our certificate of incorporation and by-laws, our shareholder rights agreement or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

- limitations on the removal of directors;
- a classified board of directors so that not all members of our board are elected at one time;
- advance notice requirements for stockholder proposals and nominations;
- the inability of stockholders to act by written consent or to call special meetings;
- the ability of our board of directors to make, alter or repeal our by-laws; and
- the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

We have also adopted a shareholder rights agreement that entitles our stockholders to acquire shares of our common stock at a price equal to 50% of the then-current market value in limited circumstances when a third party acquires or announces its intention to acquire 15% or more of our outstanding common stock.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our corporate headquarters are located in Bedford, Massachusetts, where we lease approximately 183,000 square feet. This lease expires on May 1, 2020. We lease 15,700 square feet in Durham, North Carolina supporting our government and industrial division's unmanned underwater vehicles. We lease smaller facilities in Burlington, Massachusetts; Mysore, India; Hong Kong; Shenzhen, China; London, England; San Luis Obispo, California; and Crystal City, Virginia. We do not own any real property. We believe that our leased facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time and in the ordinary course of business, we are subject to various claims, charges and litigation. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, which could materially affect our financial condition or results of operations.

ITEM 4. *(REMOVED AND RESERVED)*

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is listed on the NASDAQ Global Market under the symbol "IRBT". The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported on the NASDAQ Global Market.

	High	Low
Fiscal 2009:		
First quarter	$10.20	$ 7.00
Second quarter	$13.50	$ 7.40
Third quarter	$13.59	$10.21
Fourth quarter	$17.85	$11.23
Fiscal 2010:		
First quarter	$18.74	$14.45
Second quarter	$22.05	$14.52
Third quarter	$21.36	$16.34
Fourth quarter	$25.27	$17.86

As of February 14, 2011, there were approximately 26,034,629 shares of our common stock outstanding held by approximately 125 stockholders of record and the last reported sale price of our common stock on the NASDAQ Global Market on February 14, 2011 was $28.86 per share.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Issuer Purchases of Equity Securities

During the fiscal quarter ended January 1, 2011, there were no repurchases made by us or on our behalf, or by any "affiliated purchasers," of shares of our common stock.

ITEM 6. *SELECTED FINANCIAL DATA*

The selected historical financial data set forth below as of January 1, 2011 and January 2, 2010 and for the years ended January 1, 2011, January 2, 2010 and December 27, 2008 are derived from financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Consolidated balance sheets as of January 1, 2011 and January 2, 2010 and the related consolidated statements of operations and of cash flows for each of the three years in the period ended January 1, 2011 and notes thereto appear elsewhere in this Annual Report on Form 10-K. The selected historical financial data as of December 27, 2008, December 29, 2007 and December 30, 2006 and for the years ended December 29, 2007 and December 30, 2006 are derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP and which are not included elsewhere in this Annual Report.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results to be expected for any future period.

	Year Ended				
	January 1, 2011	January 2, 2010	December 27, 2008	December 29, 2007	December 30, 2006
	(In thousands, except earnings per share amounts)				
Consolidated Statements of Operations:					
Revenue					
Product revenue	$360,394	$262,199	$281,187	$227,457	$167,687
Contract revenue	40,558	36,418	26,434	21,624	21,268
Total revenue	400,952	298,617	307,621	249,081	188,955
Cost of revenue					
Cost of product revenue	228,403	176,631	190,250	147,689	103,651
Cost of contract revenue	27,117	30,790	23,900	18,805	15,569
Total cost of revenue	255,520	207,421	214,150	166,494	119,220
Gross Margin	145,432	91,196	93,471	82,587	69,735
Operating Expenses					
Research and development	24,809	14,747	17,566	17,082	17,025
Selling and marketing	50,535	40,902	46,866	44,894	33,969
General and administrative	36,618	30,110	28,840	20,919	18,703
Litigation and related expenses	—	—	—	2,341	—
Total operating expenses	111,962	85,759	93,272	85,236	69,697
Operating (Loss) Income	33,470	5,437	199	(2,649)	38
Net Income	$ 25,514	$ 3,330	$ 756	$ 9,060	$ 3,565
Net Income Per Common Share Basic	$ 1.00	$ 0.13	$ 0.03	$ 0.37	$ 0.15
Diluted	$ 0.96	$ 0.13	$ 0.03	$ 0.36	$ 0.14
Shares Used in Per Common Share Calculations					
Basic	25,394	24,998	24,654	24,229	23,516
Diluted	26,468	25,640	25,533	25,501	25,601

	January 1, 2011	January 2, 2010	December 27, 2008	December 29, 2007	December 30, 2006
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$108,383	$ 71,856	$ 40,852	$ 26,735	$ 5,583
Short term investments	13,928	4,959	—	16,550	64,800
Total assets	254,331	199,584	163,678	169,092	135,308
Total liabilities	79,424	66,390	44,002	58,865	40,389
Total stockholders' equity	174,907	133,194	119,676	110,227	94,919

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The information contained in this section has been derived from our consolidated financial statements and should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the "safe harbor" created by those sections. In particular, statements contained in this Annual Report on Form 10-K that are not historical facts, including, but not limited to statements concerning new product sales, product development and offerings, Roomba, Scooba, Looj and Verro products, PackBot tactical military robots, the Small Unmanned Ground Vehicle, Seaglider, Negotiator, our home robot and government and industrial robots divisions, our competition, our strategy, our market position, market acceptance of our products, seasonal factors, revenue recognition, our profits, growth of our revenues, composition of our revenues, our cost of revenues, operating expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, and compensation costs, our projected income tax rate, our credit facility and equipment facility, our valuations of investments, valuation and composition of our stock-based awards, and liquidity, constitute forward-looking statements and are made under these safe harbor provisions. Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "could," "seek," "intends," "plans," "estimates," "anticipates," or other comparable terms. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed in greater detail under the heading "Risk Factors" in evaluating our forward-looking statements. We have no plans to update our forward-looking statements to reflect events or circumstances after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

Overview

iRobot designs and builds robots that make a difference. For over 20 years, we have developed proprietary technology incorporating advanced concepts in navigation, mobility, manipulation and artificial intelligence to build industry-leading robots. Our Roomba floor vacuuming robot and Scooba floor washing robot perform time-consuming domestic chores in the home, while our Looj gutter cleaning robot and Verro pool cleaning robot perform tasks outside the home. Our PackBot and Small Unmanned Ground Vehicle (SUGV) tactical ground military robots perform battlefield reconnaissance and bomb disposal. Our Negotiator ground robot performs multi-purpose tasks for local police and first responders. Our 1KA Seaglider unmanned underwater robot performs long endurance oceanic missions. We sell our robots to consumers through a variety of distribution channels, including chain stores and other national retailers, and through our on-line store, and to the U.S. military and other government agencies worldwide. We maintain certifications for AS9100 and Capability Maturity Model Integration. These certifications enable us to service our military products and services.

As of January 1, 2011, we had 657 full-time employees. We have developed expertise in the disciplines necessary to build durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Our core technologies serve as reusable building blocks that we adapt and expand to develop next generation and new products, reducing the time, cost and risk of product development. Our significant expertise in robot design and engineering, combined with our management team's experience in military and consumer markets, positions us to capitalize on the expected growth in the market for robots.

Although we have successfully launched consumer and government and industrial products, our continued success depends upon our ability to respond to a number of future challenges. We believe the most significant of these challenges include increasing competition in the markets for both our consumer and government and industrial products, our ability to obtain U.S. federal government funding for research and development programs, and our ability to successfully develop and introduce products and product enhancements.

Revenue

We currently derive revenue from product sales, government research and development contracts, and commercial research and development contracts. Product revenue is derived from the sale of our various home cleaning robots and government and industrial robots and related accessories. Research and development revenue is derived from the execution of contracts awarded by the U.S. federal government, other governments and a small number of other partners. In the future, we expect to derive increasing revenue from product maintenance and support services due to a focused effort to market these services to the expanding installed base of our robots.

We currently derive a majority of our product revenue from the sale of our home cleaning robots, and our PackBot and SUGV tactical military robots. For the fiscal years ended January 1, 2011 and January 2, 2010, product revenues accounted for 89.9% and 87.8% of total revenue, respectively. For the fiscal years ended January 1, 2011 and January 2, 2010, our funded research and development contracts accounted for approximately 10.1% and 12.2% of our total revenue, respectively. We expect to continue to perform funded research and development work with the intent of leveraging the technology developed to advance our new product development efforts. In the future, however, we expect that revenue from funded research and development contracts could grow modestly on an absolute dollar basis and represent a decreasing percentage of our total revenue due to the anticipated growth in consumer and military product revenue.

For the fiscal years ended January 1, 2011 and January 2, 2010, approximately 65.7% and 56.0%, respectively, of our home robot product revenue resulted from sales to 15 customers. For fiscal 2010 and fiscal 2009, the customers were comprised of both U.S. retailers and international distributors. Direct-to-consumer revenue generated through our domestic and international on-line stores accounted for 11.5% of our home robot product revenue for the fiscal year ended January 1, 2011 compared to 17.1% in the fiscal year ended January 2, 2010. In addition, 87.6% and 78.6% of military product revenue, and 96.5% and 94.5% of funded research and development contract revenue, resulted from orders and contracts or subcontracts with the U.S. federal government in the fiscal years ended January 1, 2011 and January 2, 2010, respectively.

For the fiscal years ended January 1, 2011 and January 2, 2010, sales to non-U.S. customers accounted for 41.1% and 33.3% of total revenue, respectively.

Our revenue from product sales is generated through sales to our retail distribution channels, our distributor network and to certain U.S. and foreign governments. We recognize revenue from the sales of home robots under the terms of the customer agreement upon transfer of title and risk of loss to the customer, net of estimated returns, provided that collection is determined to be reasonably assured and no significant obligations remain.

Revenue from our military robot sales and revenue from funded research and development contracts are occasionally influenced by the September 30 fiscal year-end of the U.S. federal government. In addition, our revenue can be affected by the timing of the release of new products and the size and timing of contract awards from military and other government agencies. Historically, revenue from consumer product sales has been significantly seasonal, with a majority of our consumer product revenue generated in the second half of the year (in advance of the holiday season). As a result of the growth of our international consumer business, which is less seasonal than our domestic consumer business, our consumer product revenue is spread more evenly throughout the year.

Cost of Revenue

Cost of product revenue includes the cost of raw materials and labor that go into the development and manufacture of our products as well as manufacturing overhead costs such as manufacturing engineering, quality assurance, logistics and warranty costs. For the fiscal years ended January 1, 2011 and January 2, 2010, cost of product revenue was 63.4% and 67.4% of total product revenue, respectively. Raw material costs, which are our most significant cost items, can fluctuate materially on a periodic basis, although many components have been historically stable. Additionally, unit costs can vary significantly depending on the mix of products sold. There can be no assurance that our costs of raw materials will not increase. Labor costs also comprise a significant portion of our cost of revenue. We outsource the manufacture of our home robots to contract manufacturers in China. While labor costs in China traditionally have been favorable compared to labor costs elsewhere in the world, including the

United States, we believe that labor in China is becoming more scarce. Consequently, the labor costs for our home robots could increase in the future.

Cost of contract revenue includes the direct labor costs of engineering resources committed to funded research and development contracts, as well as third-party consulting, travel and associated direct material costs. Additionally, we include overhead expenses such as indirect engineering labor, occupancy costs associated with the project resources, engineering tools and supplies and program management expenses. For the fiscal years ended January 1, 2011 and January 2, 2010, cost of contract revenue was 66.9% and 84.5% of total contract revenue, respectively.

Gross Margin

Our gross margin as a percentage of revenue varies according to the mix of product and contract revenue, the mix of products sold, total sales volume, the level of defective product returns, and levels of other product costs such as warranty, scrap, re-work and manufacturing overhead. For the years ended January 1, 2011 and January 2, 2010, gross margin was 36.3% and 30.5% of total revenue, respectively.

Research and Development Expenses

Research and development expenses consist primarily of:

- salaries and related costs for our engineers;
- costs for high technology components used in product and prototype development; and
- costs of test equipment used during product development.

We have significantly expanded our research and development capabilities and expect to continue to expand these capabilities in the future. We are committed to consistently maintaining the level of innovative design and development of new products as we strive to enhance our ability to serve our existing consumer and military markets as well as new markets for robots. We anticipate that research and development expenses will increase in absolute dollars for the foreseeable future.

For the fiscal years ended January 1, 2011 and January 2, 2010, research and development expense was $24.8 million and $14.7 million, or 6.2% and 4.9% of total revenue, respectively.

In addition to our internal research and development activities discussed above, we incur research and development expenses under funded development arrangements with both governments and other third parties. For the fiscal years ended January 1, 2011 and January 2, 2010, these expenses amounted to $27.1 million and $30.8 million, respectively. In accordance with generally accepted accounting principles, these expenses have been classified as cost of revenue rather than research and development expense. For the years ended January 1, 2011, January 2, 2010 and December 27, 2008, the combined investment in future technologies, classified as cost of revenue and research and development expense, was $51.9 million, $45.5 million and $41.5 million, respectively.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of:

- salaries and related costs for sales and marketing personnel;
- salaries and related costs for executives and administrative personnel;
- advertising, marketing and other brand-building costs;
- fulfillment costs associated with direct-to-consumer sales through our on-line store;
- customer service costs;
- professional services costs;
- information systems and infrastructure costs;

* travel and related costs; and
* occupancy and other overhead costs.

We anticipate that selling, general and administrative expenses will increase in absolute dollars but remain relatively flat as a percentage of revenue in the foreseeable future as we continue to build the iRobot brand and also maintain company profitability.

For the fiscal years ended January 1, 2011 and January 2, 2010, selling, general and administrative expense was $87.2 million and $71.0 million, or 21.7% and 23.8% of total revenue, respectively.

Fiscal Periods

We operate and report using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, our fiscal quarters will end on the Saturday that falls closest to the last day of the third month of each quarter.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

We believe that of our significant accounting policies, which are described in the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe that the following accounting policies are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We recognize revenue from sales of consumer products under the terms of the customer agreement upon transfer of title and risk of loss to the customer, provided the price is fixed or determinable, collection is determined to be reasonably assured and no significant obligations remain. Sales to resellers are typically subject to agreements allowing for limited rights of return for defective products only, rebates and price protection. We have typically not taken product returns except for defective products. Accordingly, we reduce revenue for our estimates of liabilities for these rights at the time the related sale is recorded. We establish a provision for sales returns for products sold by resellers directly based on historical return experience and other relevant data. Our international distributor agreements do not currently allow for product returns and, as a result, no reserve for returns is established for this group of customers. We have aggregated and analyzed historical returns from resellers and end users which form the basis of our estimate of future sales returns by resellers or end users. When a right of return exists, the provision for these estimated returns is recorded as a reduction of revenue at the time that the related revenue is recorded. If actual returns from retailers differ significantly from our estimates, such differences could have a material impact on our results of operations for the period in which the actual returns become known. Our returns reserve is calculated as a percentage of gross consumer product revenue. A one percentage point increase or decrease in our actual experience of returns would have a material impact on our quarterly and annual results of operations. The estimates for returns are adjusted periodically based upon historical rates of returns. The estimates and reserve for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates. If future trends or our ability to estimate were to change significantly from those experienced in the past, incremental reductions or increases to revenue may result based on this new experience.

Under cost-plus research and development contracts, we recognize revenue based on costs incurred plus a pro-rata portion of the total fixed fee. Costs and estimated gross margins on contracts are recorded as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. We recognize revenue on firm fixed price (FFP) contracts using the percentage-of-completion method. For government product FFP contracts revenue is recognized as the product is shipped or in accordance with the contract terms. Changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements and government audit, may result in revisions to costs and income, and are recorded or recognized, as the case may be, in the period in which the revisions are determined. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to past performance in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period. Revenue earned in excess of billings, if any, is recorded as unbilled revenue. Billings in excess of revenue earned, if any, are recorded as deferred revenue.

Accounting for Stock-Based Awards

Under the provisions of the relevant authoritative guidance, we recognized $6.4 million of stock-based compensation expense during the fiscal year ended January 1, 2011 for stock options granted subsequent to our initial filing of our Form S-1 with the SEC. The unamortized fair value as of January 1, 2011 associated with these grants was $12.0 million with a weighted average remaining recognition period of 2.65 years.

The risk-free interest rate is derived from the average U.S. Treasury constant maturity rate, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. The dividend yield is zero based upon the fact that we have never paid and have no present intention to pay cash dividends. Prior to 2010, the expected term calculation was based upon the simplified method provided under the relevant authoritative guidance. During 2010, we began to rely solely on company specific historical data to calculate the expected term. Given our initial public offering in November 2005 and the resulting short history as a public company, we could not rely solely on company specific historical data for purposes of establishing expected volatility. Consequently, prior to 2010, we performed an analysis that included company specific historical data combined with data of several peer companies with similar expected option lives to develop expected volatility assumptions. During 2010, we began to rely solely on company specific historical data for purposes of establishing expected volatility.

Based upon the above assumptions, the weighted average fair value of each stock option granted for the fiscal year ended January 1, 2011 was $8.24.

During the fiscal year ended January 1, 2011, the Company recognized $0.1 million and $1.7 million of stock based compensation associated with restricted stock awards and restricted stock units, respectively. Unamortized expense associated with restricted stock awards and restricted stock units at January 1, 2011, was $0.1 million and $7.6 million, respectively.

We have assumed a forfeiture rate for all stock options, restricted stock awards and restricted stock-based units granted subsequent to the Company's initial filing of its Form S-1 with the SEC. In the future, we will record incremental stock-based compensation expense if the actual forfeiture rates are lower than estimated and will record a recovery of prior stock-based compensation expense if the actual forfeitures are higher than estimated.

Accounting for stock-based awards requires significant judgment and the use of estimates, particularly surrounding assumptions such as stock price volatility and expected option lives, as well as expected option forfeiture rates to value equity-based compensation.

Accounting for Income Taxes

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We monitor the realization of our deferred tax assets based on changes in circumstances, for example, recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. Our income tax provision and our assessment of the ability to realize our deferred tax assets involve significant judgments and estimates. In fiscal 2007, we completed an analysis of historical and projected future profitability which resulted in the full release of the valuation allowance relating to federal deferred tax assets. In fiscal 2010, based on recent and expected increased future profitability the valuation allowance relating to state deferred tax assets was released. At January 1, 2011, we have total deferred tax assets of $21.2 million with no valuation allowance.

During the quarter ending January 2, 2010, we recorded an out-of-period adjustment in the income tax provision of $0.2 million to correct an error with respect to the earnings of our India subsidiary. We believe that this adjustment did not have a material impact to our full year 2009 results. In addition, we do not believe the adjustment is material to the amounts reported in previous periods.

Warranty

We typically provide a one-year warranty (with the exception of European consumer products which typically have a two-year warranty period and our government and industrial spares and Negotiator products which typically have a warranty period of less than one year) against defects in materials and workmanship and will either repair the goods, provide replacement products at no charge to the customer or refund amounts to the customer for defective products. We record estimated warranty costs, based on historical experience by product, at the time we recognize product revenue. As the complexity of our products increases, we could experience higher warranty claims relative to sales than we have previously experienced, and we may need to increase these estimated warranty reserves.

Inventory Valuation

We value our inventory at the lower of the actual cost of our inventory or its current estimated market value. We write down inventory for obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. Actual demand and market conditions may be lower than those that we project and this difference could have a material adverse effect on our gross margin if inventory write-downs beyond those initially recorded become necessary. Alternatively, if actual demand and market conditions are more favorable than those we estimated at the time of such a write-down, our gross margin could be favorably impacted in future periods.

Overview of Results of Operations

The following table sets forth our results of operations for the periods shown:

	Fiscal Year Ended		
	January 1, 2011	January 2, 2010	December 27, 2008
	(In thousands)		
Revenue			
Product revenue	$360,394	$262,199	$281,187
Contract revenue	40,558	36,418	26,434
Total revenue	400,952	298,617	307,621
Cost of Revenue			
Cost of product revenue(1)	228,403	176,631	190,250
Cost of contract revenue(1)	27,117	30,790	23,900
Total cost of revenue	255,520	207,421	214,150
Gross margin	145,432	91,196	93,471
Operating Expenses			
Research and development(1)	24,809	14,747	17,566
Selling and marketing(1)	50,535	40,902	46,866
General and administrative(1)	36,618	30,110	28,840
Total operating expenses	111,962	85,759	93,272
Operating Income	33,470	5,437	199
Other Income (Expense), Net	504	(81)	926
Income Before Income Taxes	33,974	5,356	1,125
Income Tax Expense	8,460	2,026	369
Net Income	$ 25,514	$ 3,330	$ 756

(1) Stock-based compensation recorded in 2010, 2009 and 2008 breaks down by expense classification as follows.

	Fiscal Year Ended		
	January 1, 2011	January 2, 2010	December 27, 2008
	(In thousands)		
Cost of product revenue	$1,311	$1,127	$ 753
Cost of contract revenue	446	575	462
Research and development	725	351	359
Selling and marketing	1,161	1,410	1,055
General and administrative	4,522	4,099	3,310


Form 10-K

The following table sets forth our results of operations as a percentage of revenue for the periods shown:

	Fiscal Year Ended		
	January 1, 2011	January 2, 2010	December 27, 2008
Revenue			
Product revenue	89.9%	87.8%	91.4%
Contract revenue	10.1	12.2	8.6
Total revenue	100.0	100.0	100.0
Cost of Revenue			
Cost of product revenue	57.0	59.2	61.8
Cost of contract revenue	6.7	10.3	7.8
Total cost of revenue	63.7	69.5	69.6
Gross margin	36.3	30.5	30.4
Operating Expenses			
Research and development	6.2	4.9	5.7
Selling and marketing	12.6	13.7	15.2
General and administrative	9.1	10.1	9.4
Total operating expenses	27.9	28.7	30.3
Operating Income	8.4	1.8	0.1
Other Income (Expense), Net	0.1	0.0	0.3
Income Before Income Taxes	8.5	1.8	0.4
Income Tax Expense	2.1	0.7	0.1
Net Income	6.4%	1.1%	0.3%

Comparison of Years Ended January 1, 2011 and January 2, 2010

Revenue

	Fiscal Year Ended			
	January 1, 2011	January 2, 2010	Dollar Change	Percent Change
		(In thousands)		
Total Revenue	$400,952	$298,617	$102,335	34.3%

Our revenue increased 34.3% to $401.0 million in fiscal 2010 from $298.6 million in fiscal 2009. Revenue increased approximately $63.5 million, or 38.3%, in our home robots division and $38.8 million, or 29.3%, in our government and industrial division.

The $63.5 million increase in revenue from our home robots division was driven by a 28.4% increase in units shipped and a 9.7% increase in net average selling price. Total home robots shipped in fiscal 2010 were 1,269,000 units compared to 988,000 units in fiscal 2009. The increase in home robot division revenue and units shipped was primarily attributable to increased international sales of our home robot products resulting from our efforts to increase our global presence. In fiscal 2010, international home robot revenue increased $62.3 million, domestic home robot revenue from our retail channel increased $3.4 million, and domestic home robot revenue from our direct channel decreased $2.2 million as compared to fiscal 2009. Home robot division revenue from international sales, which consist of products having a higher average selling price than products sold to domestic customers, was 66.0% of total home robot division revenue in fiscal 2010 as compared to 53.8% in fiscal 2009.

The $38.8 million increase in revenue from our government and industrial division was driven by a $20.2 million increase in government and industrial robot revenue, a $14.5 million increase in product life cycle revenue (spare parts and accessories), and a $4.1 million increase in recurring contract development revenue generated under research and development contracts. The $20.2 million increase in government and industrial robots revenue was due to a 10.3% increase in units shipped in fiscal 2010 as compared to fiscal 2009. The $14.5 million increase in product life cycle revenue was the result of a higher installed base of our government and industrial robots, which during fiscal 2010 included product life cycle revenue related to our SUGV 310 product. The $4.1 million increase in recurring contract development revenue generated under research and development contracts was primarily attributable to an increase in funding of our SUGV program offset by decreases in funding of our PackBot and Warrior programs. Total government and industrial robots shipped in fiscal 2010 were 871 units compared to 789 units in fiscal 2009.

Cost of Revenue

	Fiscal Year Ended			
	January 1, 2011	January 2, 2010	Dollar Change	Percent Change
	(In thousands)			
Total cost of revenue	$255,520	$207,421	$48,099	23.2%
As a percentage of total revenue	63.7%	69.5%		

Total cost of revenue increased to $255.5 million in fiscal 2010, compared to $207.4 million in fiscal 2009. The increase is primarily due to the 28.4% increase in home robot units shipped and the 10.3% increase in government and industrial units shipped.

Gross Margin

	Fiscal Year Ended			
	January 1, 2011	January 2, 2010	Dollar Change	Percent Change
	(In thousands)			
Total gross margin	$145,432	$91,196	$54,236	59.5%
As a percentage of total revenue	36.3%	30.5%		

Gross margin increased $54.2 million, or 59.5%, to $145.4 million (36.3% of revenue) in fiscal 2010 from $91.2 million (30.5% of revenue) in fiscal 2009. The increase in gross margin as a percentage of revenue was the result of the home robots division gross margin increasing 7.8 percentage points and the government and industrial division gross margin increasing 2.9 percentage points. The 7.8 percentage point increase in the home robots division is attributable to lower return provisions, the increase in units shipped through our higher-margin international channel, price increases on certain international products, continued product cost reduction efforts, lower excess and obsolete inventory provisions and improved leverage of our overhead expense against higher revenue in fiscal 2010 as compared to fiscal 2009. The 2.9 percentage point increase in the government and industrial division is primarily attributable to leveraging our overhead expense against higher revenue, and an increase in higher-margin product life cycle revenue, partially offset by a decrease due to product mix primarily attributable to a significant number of SUGV 310 units shipped in fiscal 2010 as compared to fiscal 2009. Our margins relating to contract revenue increased in fiscal 2010 as compared to fiscal 2009 due to higher-margin firm-fixed-priced contracts awarded in 2010.

Research and Development

	Fiscal Year Ended			
	January 1, 2011	January 2, 2010	Dollar Change	Percent Change
	(In thousands)			
Total research and development	$24,809	$14,747	$10,062	68.2%
As a percentage of total revenue	6.2%	4.9%		

Research and development expenses increased by $10.1 million, or 68.2%, to $24.8 million (6.2% of revenue) in fiscal 2010, from $14.7 million (4.9% of revenue) for fiscal 2009. The increase in research and development expenses is primarily due to increases in compensation, recruiting, employee benefits, materials and consulting costs associated with internal research and development projects in our home robots division and expenses related to our healthcare research. The increase in our home robots division is primarily the result of our increased efforts in the areas of product development and advanced development relating to our consumer products.

In addition to our research and development activities classified as research and development expense, we incur research and development expenses under funded development arrangements with governments and industrial third parties. For fiscal 2010, these expenses amounted to $27.1 million compared to $30.8 million for fiscal 2009. In accordance with generally accepted accounting principles, these expenses have been classified as cost of contract revenue rather than research and development expense. The combined investment in future technologies, classified as cost of revenue and research and development expense, was $51.9 million for fiscal 2010, compared to $45.5 million for fiscal 2009.

Selling and Marketing

	Fiscal Year Ended			
	January 1, 2011	January 2, 2010	Dollar Change	Percent Change
		(In thousands)		
Total selling and marketing	$50,535	$40,902	$9,633	23.6%
As a percentage of total revenue	12.6%	13.7%		

Selling and marketing expenses increased by $9.6 million, or 23.6%, to $50.5 million (12.6% of revenue) in fiscal 2010 from $40.9 million (13.7% of revenue) in fiscal 2009. This was driven by an increase in our home robots division of $7.9 million attributable to increases in advertising, promotions, on-line media, sales commission expenses as a result of higher sales, and an increase in compensation and employee-related expense supporting our international home robot sales for fiscal 2010 as compared to fiscal 2009. Selling and marketing expenses in our government and industrial division increased by $1.7 million attributable to an increase in compensation expenses and other expenses relating to bid and proposal activities, and sales commissions as a result of higher sales in fiscal 2010 as compared to fiscal 2009.

In fiscal 2011, we expect to continue to invest in sales and marketing to increase brand awareness. Accordingly, we anticipate selling and marketing expenses will increase in absolute dollars but remain at the same level or slightly above fiscal 2010 as a percentage of revenue.

General and Administrative

	Fiscal Year Ended			
	January 1, 2011	January 2, 2010	Dollar Change	Percent Change
		(In thousands)		
General and administrative	$36,618	$30,110	$6,508	21.6%
As a percentage of total revenue	9.1%	10.1%		

General and administrative expenses increased by $6.5 million, or 21.6%, to $36.6 million (9.1% of revenue) in fiscal 2010 from $30.1 million (10.1% of revenue) in fiscal 2009. This increase is attributable to increased compensation, benefit and recruiting expenses related to increased headcount and an increase in incentive compensation expense, stock based compensation, and an increase in legal expense, primarily attributable to our international expansion and intellectual property prosecution and enforcement, for fiscal 2010 as compared to fiscal 2009.

Other Income (Expense), Net

	Fiscal Year Ended			
	January 1, 2011	January 2, 2010	Dollar Change	Percent Change
		(In thousands)		
Other Income (expense), net	$504	$(81)	$585	Not Meaningful
As a percentage of total revenue	0.1%	0.0%		

Other income (expense), net amounted to $0.5 million in fiscal 2010 compared to $(0.1) million in fiscal 2009. Other income (expense), net, for fiscal 2010 was related to interest income of $0.8 million offset by foreign currency exchange losses of $0.3 million resulting from foreign currency exchange rate fluctuations. Other income (expense), net, for fiscal 2009 was directly related to foreign currency exchange losses resulting from foreign currency exchange rate fluctuations.

Income Tax Provision

	Fiscal Year Ended			
	January 1, 2011	January 2, 2010	Dollar Change	Percent Change
	(In thousands)			
Income tax provision	$8,460	$2,026	$6,434	Not Meaningful
As a percentage of total revenue	2.1%	0.7%		

In fiscal 2010, we recorded a $8.5 million tax provision based on an effective income tax rate of 24.9%. The provision for income taxes for fiscal 2010 consists of $10.2 million of federal taxes, $0.1 million of foreign taxes and $(1.8) million of state taxes, which includes the $2.3 million associated with the full release of our valuation allowance relating to state deferred tax assets.

In fiscal 2009, we recorded a $2.0 million tax provision based on an effective income tax rate of 38%. The provision for income taxes for fiscal 2009 consists of $1.6 million of federal taxes and $0.4 million of state taxes. Included in the 2009 provision is a $0.2 million provision associated with an out-of-period error correction with respect to the earnings of our India subsidiary and a $0.3 million one-time benefit from the conversion of incentive stock options to non-qualified stock options as a result of our stock option exchange program which concluded in our second fiscal quarter of 2009.

Comparison of Years Ended January 2, 2010 and December 27, 2008

Revenue

	Fiscal Year Ended			
	January 2, 2010	December 27, 2008	Dollar Change	Percent Change
	(In thousands)			
Total Revenue	$298,617	$307,621	$(9,004)	(2.9)%

Our revenue decreased 2.9% to $298.6 million in fiscal 2009 from $307.6 million in fiscal 2008. Revenue decreased approximately $7.7 million, or 4.5%, in our home robots division and $1.3 million, or 0.9%, in our government and industrial division.

The $7.7 million decrease in revenue from our home robots division was driven by a 6.3% decrease in units shipped. Total home robots shipped in fiscal 2009 were approximately 988,000 units compared to approximately 1,054,000 units in fiscal 2008. The decrease in home robot division revenue and units shipped was attributable to decreased domestic demand of our home robot products in both retail and direct channels. The decrease in domestic and direct revenue was partially offset by increased international sales of our home robot products resulting from our increased efforts to expand our global presence. In fiscal 2009, home robot revenue from domestic retailers decreased $25.8 million and direct to consumers sales through our on-line store decreased $5.1 million, as compared to fiscal 2008. This was partially offset by an increase of 34.2% of home robots units shipped internationally in fiscal 2009 as compared to fiscal 2008. International home robots revenue increased $23.2 million in fiscal 2009 as compared to fiscal 2008.

The $1.3 million decrease in revenue from our government and industrial division was driven by a $15.0 million decrease in government and industrial robots revenue partially offset by a $3.7 million increase in product life cycle revenue (spare parts and accessories) and a $10.0 million increase in recurring contract development revenue generated under research and development contracts. The $15.0 million decrease in government and industrial robots revenue was due to a 17.0% decrease in units in fiscal 2009 as compared to fiscal 2008. Total government and industrial robots shipped in fiscal 2009 were 789 units compared to 951 units in fiscal

2008. The $10.0 million increase in recurring contract development revenue generated under research and development contracts was the result of revenue from new contract awards and increased funding on existing contracts for our PackBot, SUGV and research programs and contracts acquired through our September 2008 acquisition of Nekton Research, LLC.

Cost of Revenue

	Fiscal Year Ended			
	January 2, 2010	December 27, 2008	Dollar Change	Percent Change
		(In thousands)		
Total cost of revenue	$207,421	$214,150	$(6,729)	(3.1)%
As a percentage of total revenue	69.5%	69.6%		

Total cost of revenue decreased to $207.4 million in fiscal 2009, compared to $214.2 million in fiscal 2008. This decrease was due to the decrease in home robot and government and industrial product units shipped and lower costs associated with product mix in our government and industrial division, partially offset by an increase in cost of contracts resulting from new contract awards and increased funding on existing contracts for our PackBot, SUGV and research programs and contracts acquired through our September 2008 acquisition of Nekton Research, LLC.

Gross Margin

	Fiscal Year Ended			
	January 2, 2010	December 27 2008	Dollar Change	Percent Change
		(In thousands)		
Total gross margin	$91,196	$93,471	$(2,275)	(2.4)%
As a percentage of total revenue	30.5%	30.4%		

Gross margin decreased $2.3 million, or 2.4%, to $91.2 million (30.5% of revenue) in fiscal 2009, from $93.5 million (30.4% of revenue) in fiscal 2008. The increase in gross margin as a percentage of revenue was the result of the home robots division gross margin increasing 3.5 percentage points offset by a decrease in the government and industrial division gross margin of 4.2 percentage points. The 3.5 percentage point increase in the home robots division is attributable to price increases and the introduction of higher-priced products into the international market. In addition, domestic margins increased due to an increase in volume and margins on refurbished products in fiscal 2009 as compared to fiscal 2008. Also, during fiscal 2008, we recorded costs but did not record revenue for shipments to Linens "N' Things as a result of its bankruptcy filing. The 4.2 percentage point decrease in the government and industrial division is attributable to higher overhead expense on lower revenue, partially offset by higher margins due to product mix in fiscal 2009 as compared to fiscal 2008.

Research and Development

	Fiscal Year Ended			
	January 2, 2010	December 27, 2008	Dollar Change	Percent Change
		(In thousands)		
Total research and development	$14,747	$17,566	$(2,819)	(16.0)%
As a percentage of total revenue	4.9%	5.7%		

Research and development expenses decreased by $2.8 million, or 16.0%, to $14.7 million (4.9% of revenue) in fiscal 2009, from $17.6 million (5.7% of revenue) for fiscal 2008. The decrease in research and development expenses is due to a decrease in compensation and employee-related costs, contractor costs, occupancy expenses and material associated with internal research and development projects.

In addition to our research and development activities classified as research and development expense, we incur research and development expenses under funded development arrangements with governments and industrial third parties. For fiscal 2009, these expenses amounted to $30.8 million compared to $23.9 million for fiscal 2008. In accordance with generally accepted accounting principles, these expenses have been classified as cost of contract revenue rather than research and development expense. The combined investment in future technologies, classified as cost of revenue and research and development expense, was $45.5 million for fiscal 2009, compared to $41.5 million for fiscal 2008.

Selling and Marketing

	Fiscal Year Ended			
	January 2, 2010	December 27, 2008	Dollar Change	Percent Change
	(In thousands)			
Total selling and marketing	$40,902	$46,866	$(5,964)	(12.7)%
As a percentage of total revenue	13.7%	15.2%		

Selling and marketing expenses decreased by $6.0 million, or 12.7%, to $40.9 million (13.7% of revenue) in fiscal 2009 from $46.9 million (15.2% of revenue) in fiscal 2008. This was driven by a decrease in our home robots division of $6.3 million primarily attributable to a reduction of $4.5 million in television and other marketing expenses for fiscal 2009 as compared to fiscal 2008 as a result of our strategy to aggressively manage our expenses. The decrease of selling and marketing expenses in our home robots division was also attributable to decreases of $1.2 million in sales commission expenses as a result of lower sales to domestic retailers and $0.6 million in direct fulfillment expenses related to lower direct sales in fiscal 2009 as compared to fiscal 2008.

General and Administrative

	Fiscal Year Ended			
	January 2, 2010	December 27, 2008	Dollar Change	Percent Change
	(In thousands)			
General and administrative	$30,110	$28,840	$1,270	4.4%
As a percentage of total revenue	10.1%	9.4%		

General and administrative expenses increased by $1.3 million, or 4.4%, to $30.1 million (10.1% of revenue) in fiscal 2009 from $28.8 million (9.4% of revenue) in fiscal 2008. The increase in general and administrative expenses was primarily driven by increases of $2.7 million in incentive compensation and stock-based compensation partially offset by a decreases of $1.0 million in bad debt expense and $0.4 million in compensation and other general and administrative expenses in fiscal 2009 as compared to fiscal 2008.

Other Income (Expense), Net

	Fiscal Year Ended			
	January 2, 2010	December 27, 2008	Dollar Change	Percent Change
	(In thousands)			
Other Income (expense), net	$(81)	$926	$(1,007)	Not Meaningful
As a percentage of total revenue	0.0%	0.3%		

Other income (expense), net amounted to $(0.1) million in fiscal 2009 compared to $0.9 million in fiscal 2008. Other income (expense), net for fiscal 2009 was directly related to foreign currency exchange losses resulting from foreign currency exchange rate fluctuations. Other income (expense), net for fiscal 2008 was directly related to interest income resulting from investments in auction rate securities and money market accounts. All of our auction rate securities investments have been settled and our current money market investments earn significantly reduced interest rates as compared to fiscal 2008.

Income Tax Provision

	Fiscal Year Ended			
	January 2, 2010	December 27, 2008	Dollar Change	Percent Change
		(In thousands)		
Income tax provision (benefit)	$2,026	$369	$1,657	Not Meaningful
As a percentage of total revenue	0.7%	0.1%		

In fiscal 2009, we recorded a $2.0 million tax provision based on an effective income tax rate of 37.8%. The provision for income taxes for fiscal 2009 consists of $1.6 million of federal taxes and $0.4 million of state taxes. Included in the 2009 provision is a $0.2 million provision associated with an out-of-period error correction with respect to the earnings of our India subsidiary and a $0.3 million one-time benefit from the conversion of incentive stock options to non-qualified stock options as a result of our stock option exchange program which concluded in our second fiscal quarter of 2009.

In fiscal 2008, we recorded a $0.4 million tax provision based on an effective income tax rate of 32.8%. The provision for income taxes for fiscal 2008 consisted of $0.1 million of federal alternative minimum taxes and $0.3 million of state taxes.

Liquidity and Capital Resources

At January 1, 2011, our principal sources of liquidity were cash and cash equivalents totaling $108.4 million, short-term investments of $13.9 million and accounts receivable of $34.1 million.

We manufacture and distribute our products through contract manufacturers and third-party logistics providers. We believe that this approach gives us the advantages of relatively low capital investment and significant flexibility in scheduling production and managing inventory levels. By leasing our office facilities, we also minimize the cash needed for expansion. Accordingly, our capital spending is generally limited to leasehold improvements, computers, office furniture, product-specific production tooling, internal use software and test equipment. In the fiscal years ended January 1, 2011 and January 2, 2010, we spent $12.6 million and $5.0 million, respectively, on capital equipment.

Our strategy for delivering products to our retail customers gives us the flexibility to provide container shipments directly to the retailer from China and, alternatively, allows our retail partners to take possession of product on a domestic basis. Accordingly, our home robots product inventory consists of goods shipped to our third-party logistics providers for the fulfillment of retail orders and direct-to-consumer sales. Our inventory of government and industrial products is relatively low as they are generally built to order. Our contract manufacturers are responsible for purchasing and stocking the majority of components required for the production of our products, and they invoice us when the finished goods are shipped.

The balance of cash and short-term investments of $122.3 million at January 1, 2011 is primarily the result of improving profitability and our significant focus over the past two years on managing working capital. As of January 1, 2011, we did not have any borrowings outstanding under our working capital line of credit and had $1.9 million letters of credit outstanding under our working capital line of credit.

Discussion of Cash Flows

Net cash provided by operating activities for the fiscal year ended January 1, 2011 was $49.2 million, an increase of $8.6 million compared to the $40.6 million of net cash provided by operating activities for the fiscal year ended January 2, 2010. The increase in net cash provided by operating activities was primarily driven by the following factors:

- An increase in cash of $22.2 million resulting from net income of $25.5 million in 2010 versus a net income of $3.3 million in 2009;
- A decrease in cash of $4.3 million resulting from an increase in deferred tax assets of $7.6 million in 2010 versus an increase of $3.3 million in 2009;

- A decrease in cash of $2.0 million resulting from an increase in accounts receivable (including unbilled revenue) of $1.1 million in 2010 versus an decrease of $0.9 million in 2009, primarily due to growth in revenue partially offset by the impact of aggressive collections and a reduction in days sales outstanding;

- An increase in cash of $3.1 million resulting from a decrease in inventory of $5.2 million in 2010 versus a decrease of $2.1 million in 2009, primarily due to increased demand for our home robot products;

- A decrease in cash of $1.3 million resulting from an increase current assets primarily due to an increase in prepaid income taxes;

- A decrease in cash of $4.8 million resulting from an increase in accounts payable and accrued expenses of $9.6 million in 2010 versus an increase of $14.4 million in 2009, primarily due to a general increase in business activity and timing of payments to suppliers. In fiscal 2010 accounts payable was a source of cash, but cash provided was $4.8 million less than in fiscal 2009;

- A decrease in cash of $2.8 million resulting from an increase in accrued compensation of $4.3 million in 2010 versus an increase of $7.1 million in 2009, primarily due to the impact of improving profitability on the incentive compensation expense in 2009; and

- A decrease in cash of $1.7 million resulting from a decrease in deferred revenue and customers advances of $0.4 million in 2010 compared to an increase of $1.3 million in 2009, primarily due to a contract modification in 2010.

Net cash used in investing activities for the fiscal year ended January 1, 2011 was $21.6 million, representing an increase of $9.1 million compared to the $12.5 million of net cash used in investing activities for the fiscal year ended January 2, 2010. This increase in net cash used in investing activities was primarily driven by the following:

- Purchase of investments, net of the proceeds from the sale of investments, of $9.0 million in 2010 compared to the purchase of investments of $5.0 million in 2009;

- The purchase of property and equipment of $12.6 million in 2010, compared to $5.0 million in 2009, primarily due to an increase in self-constructed and demonstration assets, and tooling related to new products in our government and industrial division and a new contract manufacturer in our home robots division; and

- A reduction in net cash used in investing activities in 2010 associated with cash disbursed in 2009 to complete the purchase of Nekton Research LLC of $2.5 million.

Net cash provided from financing activities for the fiscal year ended January 1, 2011 was $8.9 million, an increase of $6.0 million compared to the $2.9 million of net cash provided by financing activities for the fiscal year ended January 2, 2010. The increase is due primarily to an increase in proceeds from stock option exercises.

Working Capital Facility

We have an unsecured revolving credit facility with Bank of America, N.A., which is available to fund working capital and other corporate purposes. The total amount available for borrowing under our credit facility is $40.0 million. As of January 1, 2011, $38.1 million was available for borrowing. The interest on loans under our credit facility will accrue, at our election, at either (i) the greater of the BBA LIBOR Daily Floating Rate or the Prime Rate of Lender plus fifty (50) basis points, or (ii) the LIBOR rate plus 2.00%. The credit facility will terminate and all amounts outstanding thereunder will be due and payable in full on June 5, 2012.

As of January 1, 2011, we had letters of credit outstanding of $1.9 million under our working capital line of credit. This credit facility contains customary terms and conditions for credit facilities of this type, including restrictions on our ability to incur or guaranty additional indebtedness, create liens, enter into transactions with affiliates, make loans or investments, sell assets, pay dividends or make distributions on, or repurchase, our stock, and consolidate or merge with other entities.

In addition, we are required to meet certain financial covenants customary with this type of agreement, including maintaining a minimum specified tangible net worth, a minimum specified adjusted EBITDA, and minimum specified interest coverage ratio.

This credit facility contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy and failure to discharge certain judgments. If a default occurs and is not cured within any applicable cure period or is not waived, our obligations under the credit facility may be accelerated.

As of January 1, 2011, we were in compliance with all covenants under the credit facility.

On January 4, 2011, we entered into a revolving letter of credit facility with Bank of America, N.A. The credit facility will be available to fund letters of credit on our behalf up to an aggregate outstanding amount of $5 million. We may terminate or from time to time permanently reduce the amount of the credit facility.

We pay a fee on outstanding letters of credit issued under the credit facility equal to 2% per annum of the daily maximum amount available to be drawn under the outstanding letters of credit. In addition, we pay a fee equal to 0.25% per annum of the actual daily amount by which the credit facility exceeds the aggregate undrawn amount of all outstanding letters of credit under the credit facility plus the aggregate of all unreimbursed drawings under all letters of credit under the credit facility. The maturity date for letters of credit issued under the credit facility shall be no later than seven days prior to June 5, 2012.

The credit facility contains customary terms and conditions for credit facilities of this type, including restrictions on our ability to incur or guaranty additional indebtedness, create liens, enter into transactions with affiliates, make loans or investments, sell assets, pay dividends or make distributions on, or repurchase, its stock, and consolidate or merge with other entities. In addition, we are required to meet certain financial covenants customary with this type of agreement, including maintaining a minimum specified tangible net worth, a minimum specified adjusted EBITDA and a minimum specified ratio of EBIT to interest expense.

The credit facility also contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy, and failure to discharge certain judgments. If a default occurs and is not cured within any applicable cure period or is not waived, the lender may accelerate the obligations under the credit facility.

Working Capital and Capital Expenditure Needs

We currently have no material cash commitments, except for normal recurring trade payables, expense accruals and operating leases, all of which we anticipate funding through working capital, funds provided by operating activities and our existing working capital line of credit. We do not currently anticipate significant investment in property, plant and equipment, and we believe that our outsourced approach to manufacturing provides us with flexibility in both managing inventory levels and financing our inventory. We believe our existing cash and cash equivalents, short-term investments, cash provided by operating activities, and funds available through our working capital line of credit will be sufficient to meet our working capital and capital expenditure needs over at least the next twelve months. In the event that our revenue plan does not meet our expectations, we may eliminate or curtail expenditures to mitigate the impact on our working capital. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and enhancements to existing products, the acquisition of new capabilities or technologies, and the continuing market acceptance of our products and services. Moreover, to the extent that existing cash and cash equivalents, short-term investments, cash from operations, and cash from short-term borrowing are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. As part of our business strategy, we may consider additional acquisitions of companies, technologies and products, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

We generally do not enter into binding purchase commitments. Our principal commitments consist of obligations under our working capital line of credit, leases for office space and minimum contractual obligations for services. The following table describes our commitments to settle contractual obligations in cash as of January 1, 2011:

	Payments Due by Period				
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
			(In thousands)		
Operating leases	$2,904	$ 5,112	$4,889	$10,327	$23,232
Minimum contractual payments	577	9,850	—	—	10,427
Other obligations	379	314	—	—	693
Total	$3,860	$15,276	$4,889	$10,327	$34,352

Our minimum contractual payments consist of payments to our provider of direct fulfillment services for direct to consumer sales of our home robots and payments to a key component supplier for our home robots, which payments are incurred in the ordinary course of business. Based on historical and current operations, we believe that we will exceed these minimum contractual obligations in our ordinary course of business. Other obligations consist of software license and services agreement for our home robots division web support.

Off-Balance Sheet Arrangements

As of January 1, 2011, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities, or VIEs. The elimination of the concept of a Qualifying Special Purpose Entity, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE and requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, this amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The implementation of this amendment did not impact our consolidated financial statements.

In January 2010, FASB updated the disclosure requirements for fair value measurements. The updated guidance requires companies to disclose separately the investments that transfer in and out of Levels 1 and 2 and the reasons for those transfers. Additionally, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), companies should present separately information about purchases, sales, issuances and settlements. We adopted the updated guidance at the beginning of fiscal 2010, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. We will adopt the remaining guidance at the beginning of fiscal 2011. The adoption of the required guidance did not have an impact on our financial position, results of operations, or disclosures. We do not expect that the adoption of the remaining guidance will have an impact on our financial position, results of operations, or disclosures.

From time to time, new accounting pronouncements are issued by FASB that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards, which are not yet effective, will not have a material impact on our consolidated financial statements upon adoption.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Foreign Currency Exchange Risk

We maintain sales and business operations in foreign countries. As such, we have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations, but we believe this exposure to be immaterial. Additionally, we accept orders for home robot products in currencies other than the U.S. dollar. We regularly monitor the level of non-U.S. dollar accounts receivable balances to determine if any actions, including possibly entering into foreign currency forward contracts, should be taken to minimize the impact of fluctuating exchange rates on our results of operations. Our international revenue is primarily denominated in U.S. dollars and therefore any fluctuations in the Euro or any other non-U.S. dollar currencies will have minimal direct impact on our international revenue. However, as the U.S. dollar strengthens or weakens against other currencies, our international distributors may be impacted, which could affect their profitability and our ability to maintain current pricing levels on our international consumer products.

Interest Rate Sensitivity

At January 1, 2011, we had unrestricted cash and cash equivalents of $108.4 million and short term investments of $13.9 million. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Some of the securities in which we invest, however, may be subject to market risk. This means that a change in prevailing interest rates may cause the fair market value of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents in a variety of securities, commercial paper, money market funds, debt securities and certificates of deposit. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. As of January 1, 2011, all of our cash and cash equivalents were held in interest-bearing demand deposits and money market accounts.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on any outstanding debt instruments, primarily certain borrowings under our working capital line of credit. The advances under the working capital line of credit bear a variable rate of interest determined as a function of the prime rate or the LIBOR rate at the time of the borrowing. At January 1, 2011, we had letters of credit outstanding of $1.9 million under our working capital line of credit.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

iROBOT CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of
iRobot Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of iRobot Corporation and its subsidiaries at January 1, 2011 and January 2, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 18, 2011

iROBOT CORPORATION

CONSOLIDATED BALANCE SHEETS

	January 1, 2011	January 2, 2010
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$108,383	$ 71,856
Short term investments	13,928	4,959
Accounts receivable, net of allowance of $88 and $90 at January 1, 2011 and January 2, 2010, respectively	34,056	35,171
Unbilled revenue	4,012	1,831
Inventory	27,160	32,406
Deferred tax assets	12,917	8,669
Other current assets	6,137	4,119
Total current assets	206,593	159,011
Property and equipment, net	25,620	20,230
Deferred tax assets	8,338	6,089
Other assets	13,780	14,254
Total assets	$254,331	$199,584
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 38,689	$ 30,559
Accrued expenses	15,790	14,384
Accrued compensation	17,827	13,525
Deferred revenue and customer advances	3,534	3,908
Total current liabilities	75,840	62,376
Long term liabilities	3,584	4,014
Commitments and contingencies (Note 11):		
Redeemable convertible preferred stock, 5,000,000 shares authorized and no shares issued or outstanding	—	—
Common stock, $0.01 par value, 100,000,000 and 100,000,000 shares authorized and 25,844,840 and 25,091,619 shares issued and outstanding at January 1, 2011 and January 2, 2010, respectively	258	251
Additional paid-in capital	156,620	140,613
Deferred compensation	—	(64)
Retained earnings (accumulated deficit)	17,949	(7,565)
Accumulated other comprehensive income (loss)	80	(41)
Total stockholders' equity	174,907	133,194
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$254,331	$199,584

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	January 1, 2011	January 2, 2010	December 27, 2008
	(In thousands, except per share amounts)		
Revenue:			
Product revenue	$360,394	$262,199	$281,187
Contract revenue	40,558	36,418	26,434
Total revenue	400,952	298,617	307,621
Cost of revenue:			
Cost of product revenue(1)	228,403	176,631	190,250
Cost of contract revenue(1)	27,117	30,790	23,900
Total cost of revenue	255,520	207,421	214,150
Gross margin	145,432	91,196	93,471
Operating expenses:			
Research and development(1)	24,809	14,747	17,566
Selling and marketing(1)	50,535	40,902	46,866
General and administrative(1)	36,618	30,110	28,840
Total operating expenses	111,962	85,759	93,272
Operating income	33,470	5,437	199
Other income (expense), net	504	(81)	926
Income before income taxes	33,974	5,356	1,125
Income tax expense	8,460	2,026	369
Net income	$ 25,514	$ 3,330	$ 756
Net income per share			
Basic	$ 1.00	$ 0.13	$ 0.03
Diluted	$ 0.96	$ 0.13	$ 0.03
Number of shares used in per share calculations			
Basic	25,394	24,998	24,654
Diluted	26,468	25,640	25,533

(1) Stock-based compensation recorded in fiscal 2010, 2009 and 2008 breaks down by expense classification as follows:

	Fiscal Year Ended		
	January 1, 2011	January 2, 2010	December 27, 2008
	(In thousands)		
Cost of product revenue	$1,311	$1,127	$ 753
Cost of contract revenue	446	575	462
Research and development	725	351	359
Selling and marketing	1,161	1,410	1,055
General and administrative	4,522	4,099	3,310

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Deferred Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Stockholder's Equity	Comprehensive Income
	Shares	Value						
Balance at December 29, 2007	24,494,931	$245	$122,318	$(685)	$(11,651)	$ —	$110,227	
Amortization of deferred compensation relating to restricted stock				14			14	
Issuance of common stock for exercise of stock options	289,970	3	1,008				1,011	
Conversion of deferred compensation	2,906						—	
Vesting of restricted stock units	22,929						—	
Tax benefit of excess stock based compensation deduction			1,648				1,648	
Amortization of deferred compensation relating to stock options			5,602	323			5,925	
Reversal of deferred compensation related to cancelled stock options			(34)	34			—	
Director's deferred compensation			95				95	
Net income					756		756	756
Comprehensive Income								$ 756
Balance at December 27, 2008	24,810,736	$248	$130,637	$(314)	$(10,895)	$ —	$119,676	
Issuance of common stock for exercise of stock options	243,791	3	735				738	
Vesting of restricted stock units	42,829						—	
Tax benefit of excess stock based compensation deduction			1,873				1,873	
Amortization of deferred compensation relating to stock options			7,318	244			7,562	
Stock withheld to cover tax withholdings requirements upon vesting of restricted stock units	(5,737)		(76)				(76)	
Reversal of deferred compensation related to cancelled stock options			(6)	6			—	
Unrealized loss on short term investment						(41)	(41)	(41)
Director's deferred compensation			132				132	
Net income					3,330		3,330	3,330
Comprehensive Income								$ 3,289
Balance at January 2, 2010	25,091,619	$251	$140,613	$ (64)	$ (7,565)	$(41)	$133,194	
Issuance of common stock for exercise of stock options	667,462	6	6,584				6,590	
Vesting of restricted stock units	101,348	1	(1)				—	
Tax benefit of excess stock based compensation deduction			1,475				1,475	
Amortization of deferred compensation relating to stock options			8,102	63			8,165	
Stock withheld to cover tax withholdings requirements upon vesting of restricted stock units	(15,589)		(284)				(284)	
Reversal of deferred compensation related to cancelled stock options			(1)	1			—	
Unrealized gain on short term investment						121	121	121
Director's deferred compensation			132				132	
Net income					25,514		25,514	25,514
Comprehensive Income								$25,635
Balance at January 1, 2011	25,844,840	$258	$156,620	$ —	$ 17,949	$ 80	$174,907	

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	January 1, 2011	January 2, 2010	December 27, 2008
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 25,514	$ 3,330	$ 756
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,541	8,074	7,029
Loss on disposal of property and equipment	204	202	231
Stock based compensation	8,165	7,562	5,939
In-process research and development relating to acquisition of Nekton Research LLC	—	—	200
Benefit from deferred tax assets	(7,620)	(3,317)	(1,967)
Non-cash director deferred compensation	132	132	95
Changes in operating assets and liabilities — (use) source			
Accounts receivable	1,115	759	12,221
Unbilled revenue	(2,181)	183	230
Inventory	5,246	2,154	10,662
Other current assets	(2,082)	(816)	(1,042)
Accounts payable	8,130	11,015	(25,350)
Accrued expenses	1,495	3,385	3,002
Accrued compensation	4,302	7,132	1,634
Deferred revenue and customer advances	(374)	1,276	1,026
Other	(430)	(430)	4,444
Net cash provided by operating activities	49,157	40,641	19,110
Cash flows from investing activities:			
Additions of property and equipment	(12,597)	(5,038)	(14,817)
Purchase of Nekton Research, LLC, net of cash received	—	(2,500)	(9,743)
Purchase of investments	(30,461)	(5,000)	(29,997)
Sales of investments	21,500	—	46,547
Net cash used in investing activities	(21,558)	(12,538)	(8,010)
Cash flows from financing activities:			
Borrowings under revolving line of credit	—	—	5,500
Repayment of borrowings under revolving credit line	—	—	(5,500)
Income tax withholding payment associated with restricted stock vesting	(284)	(76)	—
Proceeds from stock option exercises	6,590	738	1,011
Tax benefit of excess stock based compensation deductions	2,622	2,239	2,006
Net cash provided by financing activities	8,928	2,901	3,017
Net increase in cash and cash equivalents	36,527	31,004	14,117
Cash and cash equivalents, at beginning of period	71,856	40,852	26,735
Cash and cash equivalents, at end of period	$108,383	$ 71,856	$ 40,852
Supplemental disclosure of cash flow information			
Cash paid for interest	$ —	$ —	$ 60
Cash paid for income taxes	$ 17,807	$ 1,127	$ 89

Supplemental disclosure of noncash investing and financing activities (in thousands)

During 2010, 2009 and 2008, the Company transferred $3,637, $2,318 and $893 respectively, of inventory to property and equipment.

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business

iRobot Corporation ("iRobot" or the "Company") develops robotics and artificial intelligence technologies and applies these technologies in producing and marketing robots. The majority of the Company's revenue is generated from product sales and government and industrial research and development contracts.

The Company is subject to risks common to companies in high-tech industries including, but not limited to, uncertainty of progress in developing technologies, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, the need to obtain financing, if necessary, global economic conditions and associated impact on consumer spending, and changes in policies and spending priorities of the U.S. federal government and other government agencies.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of iRobot and its subsidiaries, after elimination of all intercompany accounts and transactions. iRobot has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, sales returns, bad debts, warranty claims, inventory reserves, valuation of investments, assumptions used in valuing stock-based compensation instruments and income taxes. The Company bases these estimates on historical and anticipated results, and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company's estimates.

Fiscal Year-End

The Company operates and reports using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, the Company's fiscal quarters will end on the Saturday that falls closest to the last day of the third month of each quarter.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents. The Company invests its excess cash primarily in money market funds or savings accounts of major financial institutions. Accordingly, its cash equivalents are subject to minimal credit and market risk. At January 1, 2011 and January 2, 2010, cash equivalents were comprised of money market and savings account funds totaling $93.4 million and $63.1 million, respectively. These cash equivalents are carried at cost, which approximates fair value.

Short Term Investments

The Company's investments are classified as available-for-sale and are recorded at fair value with any unrealized gain or loss recorded as an element of stockholders' equity. The fair value of investments is determined based on quoted market prices at the reporting date for those instruments. As of January 1, 2011 and January 2, 2010, investments consisted of:

	January 1, 2011		January 2, 2010	
	Cost	Fair Market Value	Cost	Fair Market Value
	(In thousands)			
Corporate bond	$11,465	$11,424	$ —	$ —
U.S. Government bond	2,498	2,504	5,000	4,959
Total short term investments	$13,963	$13,928	$5,000	$4,959

As of January 1, 2011, the Company's investments had maturity dates ranging from June 2010 to August 2013.

Revenue Recognition

The Company derives its revenue from product sales, government research and development contracts, and commercial research and development contracts. The Company sells products directly to customers and indirectly through resellers and distributors. The Company recognizes revenue from sales of home robots under the terms of the customer agreement upon transfer of title and risk of loss to the customer, net of estimated returns, provided that collection is determined to be reasonably assured and no significant obligations remain. Sales to resellers are typically subject to agreements allowing for limited rights of return for defective products only, rebates and price protection. The Company has typically not taken product returns except for defective products. Accordingly, the Company reduces revenue for its estimates of liabilities for these rights at the time the related sale is recorded. The Company makes an estimate of sales returns for products sold by resellers directly based on historical returns experience and other relevant data. The Company's international distributor agreements do not currently allow for product returns and, as a result, no reserve for returns is established for this group of customers. The Company has aggregated and analyzed historical returns from resellers and end users which form the basis of its estimate of future sales returns by resellers or end users. When a right of return exists, the provision for these estimated returns is recorded as a reduction of revenue at the time that the related revenue is recorded. If actual returns differ significantly from its estimates, such differences could have a material impact on the Company's results of operations for the period in which the returns become known. The estimates for returns are adjusted periodically based upon historical rates of returns. The estimates and reserve for rebates and price protection are based on specific programs, expected usage and historical experience. Actual results could differ from these estimates.

Under cost-plus-fixed-fee ("CPFF") type contracts, the Company recognizes revenue based on costs incurred plus a pro rata portion of the total fixed fee. Costs incurred include labor and material that are directly associated with individual CPFF contracts plus indirect overhead and general and administrative type costs based upon billing rates submitted by the Company to the Defense Contract Management Agency ("DCMA"). Annually, the Company submits final indirect billing rates to DCMA based upon actual costs incurred throughout the year. These final billing rates are subject to audit by the Defense Contract Audit Agency ("DCAA"), which can occur several years after the final billing rates are submitted and may result in material adjustments to revenue recognized based on estimated final billing rates. As of January 1, 2011, fiscal years 2007, 2008, 2009 and 2010 are open for audit by DCAA. In the situation where the Company's anticipated actual billing rates will be lower than the provisional rates currently in effect, the Company records a cumulative revenue adjustment in the period in which the rate differential is identified. Revenue on firm fixed price ("FFP") contracts is recognized using the percentage-of-completion method. For government product FFP contracts revenue is recognized as the product is shipped or in accordance with the contract terms. Costs and estimated gross margins on contracts are recorded as revenue as work is performed based on the percentage that incurred costs compare to estimated total costs utilizing the most recent estimates of costs and funding. Changes in job performance, job conditions, and estimated profitability, including those arising from final contract settlements and government audit, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to past performance in the current period. When the current contract estimate indicates a loss, a provision is made for the total anticipated loss in the current period. Revenue earned in excess of billings, if any, is recorded as unbilled revenue. Billings in excess of revenue earned, if any, are recorded as deferred revenue.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that may not be collected. The allowance is based upon an assessment of customer creditworthiness, historical payment experience and the age of outstanding receivables.

Activity related to the allowance for doubtful accounts was as follows:

	Fiscal Year Ended		
	January 1, 2011	January 2, 2010	December 27, 2008
		(In thousands)	
Balance at beginning of period	$90	$65	$ 65
Provision	—	32	1,005
Deduction(*)	(2)	(7)	(1,005)
Balance at end of period	$88	$90	$ 65

(*) Deductions related to allowance for doubtful accounts represent amounts written off against the allowance, less recoveries.

Inventory

Inventory is stated at the lower of cost or net realizable value with cost being determined using the first-in, first-out (FIFO) method. The Company maintains a reserve for inventory items to provide for an estimated amount of excess or obsolete inventory.

Activity related to the inventory reserve was as follows:

	Fiscal Year Ended		
	January 1, 2011	January 2, 2010	December 27, 2008
		(In thousands)	
Balance at beginning of period	$ 3,713	$ 2,770	$ 441
Provision	677	2,117	2,622
Deduction(*)	(1,554)	(1,174)	(293)
Balance at end of period	$ 2,836	$ 3,713	$2,770

(*) Deductions related to inventory reserve accounts represent amounts written off against the reserve.

Property and Equipment

Property and equipment are recorded at cost and consist primarily of computer equipment, business applications software and machinery. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

	Estimated Useful Life
Computer and research equipment	3 years
Furniture	5
Machinery	2-5
Tooling	2-5
Business applications software	5
Capital leases and leasehold improvements	Term of lease

Expenditures for additions, renewals and betterments of plant and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Long-Lived Assets, including Purchased Intangible Assets

The Company periodically evaluates the recoverability of long-lived assets, including other purchased intangible assets whenever events and changes in circumstances, such as reductions in demand or significant economic slowdowns in the industry, indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the asset group are evaluated in relation to the future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. There were no impairment charges recorded during any of the periods presented.

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The Company tests goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) annually or more frequently if the Company believes indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill.

Research and Development

Costs incurred in the research and development of the Company's products, classified as cost of contract and research and development, are expensed as incurred.

Internal Use Software

The Company capitalizes costs associated with the development and implementation of software obtained for internal use. At January 1, 2011 and January 2, 2010, the Company had $5.8 million and $4.9 million respectively, of costs related to enterprise-wide software included in fixed assets. Capitalized costs are being amortized over the assets' estimated useful lives. The Company has recorded $0.9 million, $0.9 million and $0.8 million of amortization expense for the years ended January 1, 2011, January 2, 2010 and December 27, 2008, respectively.

Concentration of Credit Risk and Significant Customers

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The individual balances, at times, may exceed federally insured limits. At January 1, 2011 and January 2, 2010 the Company exceeded the insured limit by $125.4 million and $79.4 million, respectively.

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. At January 1, 2011 and January 2, 2010, 6% and 23%, respectively, of the Company's accounts receivable were due from the federal government. At January 1, 2011, two additional customers accounted for 22% and 19% of the Company's accounts receivable balance. The customer accounting for 22% of the Company's accounts receivable balance secured their balance with guaranteed letters of credit. For the years ended January 1, 2011, January 2, 2010, and December 27, 2008, revenue from U.S. federal government orders, contracts and subcontracts, represented 38.4%, 36.9% and 40.3% of total revenue, respectively. For the fiscal year ended January 1, 2011, we generated 17.4% of total revenue from The Boeing Company as a subcontractor under U.S. federal government contracts.

Foreign Currency Forward Contracts

The Company periodically enters into foreign currency forward contracts to sell foreign currencies for United States dollars. The Company's objective in entering into these contracts was to reduce foreign currency exposure to appreciation or depreciation in the value of its foreign currency based accounts receivable balances by partially offsetting a portion of such exposure with gains or losses on the forward contracts.

These foreign currency contracts did not qualify for hedge accounting. Accordingly, the foreign currency forward contracts were marked-to-market and recorded at fair value with unrealized gains and losses reported along with foreign currency gains or losses in the caption "other income (expense), net" on the Company's consolidated statements of operations. As of January 1, 2011, the Company did not have any foreign currency forward contracts.

Stock-Based Compensation

The Company accounts for stock-based compensation through recognition of the fair value of the stock-based compensation as a charge against earnings. Stock-based compensation cost for stock options is estimated at the grant date based on each option's fair-value as calculated by the Black-Scholes option-pricing model. Stock-based compensation cost for restricted stock awards and restricted stock units is measured based on the closing fair market value of the Company's common stock on the date of grant. The Company recognizes stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period, net of estimated forfeitures.

Advertising Expense

The Company expenses advertising costs as they are incurred. During the years ended January 1, 2011, January 2, 2010 and December 27, 2008 advertising expense totaled $13.8 million, $7.0 million and $11.6 million, respectively.


Form 10-K

Net Income Per Share

The following table presents the calculation of both basic and diluted net income per share:

	Fiscal Year Ended		
	January 1, 2011	January 2, 2010	December 27, 2008
Net income	$25,514	$ 3,330	$ 756
Weighted average shares outstanding	25,394	24,998	24,654
Dilutive effect of employee stock options and restricted shares	1,074	642	879
Diluted weighted average shares outstanding	26,468	25,640	25,533
Basic income per share	$ 1.00	$ 0.13	$ 0.03
Diluted income per share	$ 0.96	$ 0.13	$ 0.03

Potentially diluted securities representing approximately 1.0 million, 2.3 million and 2.1 million shares of common stock for the fiscal years ended January 1, 2011, January 2, 2010 and December 27, 2008, respectively, were excluded from the computation of diluted earnings per share for these periods because their effect would have been antidilutive.

Income Taxes

Effective December 31, 2006, the Company adopted the relevant authoritative guidance which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The impact of adoption on the Company's opening balance of retained earnings was zero. As of the beginning of fiscal year 2010, the Company had no material unrecognized tax benefits and no material unrecognized tax benefits were recorded in the fiscal year ended January 1, 2011. The Company recognizes interest and penalties related to unrecognized tax benefits in its tax provision and there were no accrued interest or penalties as of January 1, 2011, January 2, 2010 or December 27, 2008.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. The statute of limitations for assessment by the IRS and state tax authorities is closed for fiscal years prior to December 31, 2007, although carryforward attributes that were generated prior to fiscal year 2007 may still be adjusted upon examination by the IRS or state tax authorities if they either have been or will be used in a future period. There are currently no federal or state audits in progress.

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company monitors the realization of its deferred tax assets based on changes in circumstances, for example recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. The Company's income tax provisions and its assessment of the ability to realize its deferred tax assets involve significant judgments and estimates.

In fiscal 2007, the Company completed an analysis of historical and projected future profitability which resulted in the full release of the valuation allowance relating to federal deferred tax assets. In fiscal 2010, based on recent and expected increased future profitability, the Company released its valuation allowance relating to state deferred tax assets. At January 1, 2011, the Company has total deferred tax assets of $21.2 million with no valuation allowance.

Comprehensive Income

Accumulated other comprehensive income includes unrealized gains and losses on certain investments. The differences between net income and comprehensive income were related to unrealized gains (losses) on investments, net of tax.

Fair Value Measurements

The Company has adopted the authoritative guidance for fair value measurement as of December 30, 2007, for financial instruments. Although the adoption of this guidance did not materially impact its financial condition, results of operations, or cash flow, the Company is now required to provide additional disclosures as part of its financial statements.

The Company has adopted the authoritative guidance for fair value measurement as of December 28, 2008 for nonfinancial assets and nonfinancial liabilities. This adoption did not impact the Company's consolidated financial statements.

The authoritative guidance for fair value establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company's assets measured at fair value on a recurring basis at January 1, 2011, were as follows:

Description	Fair Value Measurements as of January 1, 2011		
	Level 1	Level 2	Level 3
	(In thousands)		
Assets:			
Money Market Funds	$5,090	$ —	$—
U.S. Government bonds		2,504	
Corporate bonds	—	11,424	—
Total assets measured at fair value	$5,090	$13,928	$—

The bond investments are valued based on observable market values as of the Company's reporting date and are included in Level 2. The bond investments are recorded at fair value and marked-to-market at the end of each reporting period and realized and unrealized gains and losses are included in comprehensive income for that period. The fair value of the Company's bond investments are included in short term investments in its consolidated balance sheet.

The Company's assets measured at fair value on a recurring basis at January 2, 2010, were as follows:

Description	Fair Value Measurements as of January 2, 2010		
	Level 1	Level 2	Level 3
	(In thousands)		
Assets:			
Money Market Funds	$20,077	$ —	$—
Investment in U.S. Government bonds	—	4,959	—
Total assets measured at fair value	$20,077	4,959	$—

The bond investment is valued based on observable market values as of the Company's reporting date and is included in Level 2. The bond investment is recorded at fair value and marked-to-market at the end of each reporting period and realized and unrealized gains and losses are included in comprehensive income for that period. The fair value of the Company's bond investment is included in short term investments in its consolidated balance sheet.


Form 10-K

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities ("VIEs"). The elimination of the concept of a Qualifying Special Purpose Entity, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE and requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, this amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The implementation of this amendment did not impact the Company's consolidated financial statements.

In January 2010, FASB updated the disclosure requirements for fair value measurements. The updated guidance requires companies to disclose separately the investments that transfer in and out of Levels 1 and 2 and the reasons for those transfers. Additionally, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), companies should present separately information about purchases, sales, issuances and settlements. The Company adopted the updated guidance at the beginning of fiscal 2010, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company will adopt the remaining guidance at the beginning of fiscal 2011. The adoption of the required guidance did not have an impact on the Company's financial position, results of operations, or disclosures. The Company does not expect that the adoption of the remaining guidance will have an impact on its financial position, results of operations, or disclosures.

From time to time, new accounting pronouncements are issued by FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

3. Inventory

Inventory consists of the following at:

	January 1, 2011	January 2, 2010
	(In thousands)	
Raw materials	$ 6,723	$ 3,735
Work in process	27	687
Finished goods	20,410	27,984
	$27,160	$32,406

4. Property and Equipment

Property and equipment consists of the following at:

	January 1, 2011	January 2, 2010
	(In thousands)	
Computer and equipment	$16,852	$12,789
Furniture	2,484	1,656
Machinery	1,981	1,517
Tooling	5,213	3,723
Leasehold improvements	13,532	12,579
Software purchased for internal use	5,771	4,858
	45,833	37,122
Less: accumulated depreciation	20,213	16,892
	$25,620	$20,230

Depreciation expense for the years ended January 1, 2011, January 2, 2010 and December 27, 2008 was $7.0 million, $7.5 million, and $6.9 million, respectively.

5. Other Assets

Other assets consists of the following at:

	January 1, 2011	January 2, 2010
	(In thousands)	
Goodwill and intangible assets, net	$11,280	$11,754
Investment in Advanced Scientific Concepts, Inc.	2,500	2,500
	$13,780	$14,254

Goodwill and Intangible assets are the result of the acquisition of Nekton Research, LLC ("Nekton"), See Notes 13 and 14 to the Consolidated Financial Statements for a more detailed discussion of the Goodwill and intangible assets, net.

In November 2007, the Company recorded an investment of $2.5 million in a series of preferred stock of Advanced Scientific Concepts, Inc. This investment is accounted for at cost. The Company regularly monitors this investment to determine if facts and circumstances have changed in a manner that would require a change in accounting methodology. Additionally, the Company regularly evaluates whether or not this investment has been impaired by considering such factors as economic environment, market conditions, operational performance and other specific factors relating to the business underlying the investment. If any such impairment is identified, a reduction in the carrying value of the investment would be recorded at that time.


Form 10-K

6. Accrued Expenses

Accrued expenses consist of the following at:

	January 1, 2011	January 2, 2010
	(In thousands)	
Accrued warranty	$ 9,284	$ 6,105
Accrued direct fulfillment costs	2,405	1,836
Accrued rent	592	532
Accrued sales commissions	432	472
Accrued accounting fees	439	401
Accrued income taxes	—	2,177
Accrued other	2,638	2,861
	$15,790	$14,384

7. Revolving Line of Credit

The Company has an unsecured revolving credit facility with Bank of America, N.A., which is available to fund working capital and other corporate purposes. The amount available for borrowing under its credit facility is $40.0 million. As of January 1, 2011, $38.1 million was available for borrowing. The interest on loans under the credit facility will accrue, at the Company's election, at either (i) the greater of the BBA LIBOR Daily Floating Rate or the Prime Rate of Lender plus fifty (50) basis points, or (ii) the LIBOR rate plus 2.00%. The credit facility will terminate and all amounts outstanding thereunder will be due and payable in full on June 5, 2012.

As of January 1, 2011, the Company had letters of credit outstanding of $1.9 million under its working capital line of credit. This credit facility contains customary terms and conditions for credit facilities of this type, including restrictions on the Company's ability to incur or guaranty additional indebtedness, create liens, enter into transactions with affiliates, make loans or investments, sell assets, pay dividends or make distributions on, or repurchase, the Company's stock, and consolidate or merge with other entities.

In addition, the Company is required to meet certain financial covenants customary with this type of agreement, including maintaining a minimum specified tangible net worth, a minimum specified adjusted EBITDA, and minimum specified interest coverage ratio.

This credit facility contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy and failure to discharge certain judgments. If a default occurs and is not cured within any applicable cure period or is not waived, the Company's obligations under the credit facility may be accelerated.

As of January 1, 2011, the Company was in compliance with all covenants under its credit facility.

8. Common Stock

Common stockholders are entitled to one vote for each share held and to receive dividends if and when declared by the Board of Directors and subject to and qualified by the rights of holders of the preferred stock. Upon dissolution or liquidation of the Company, holders of common stock will be entitled to receive all available assets subject to any preferential rights of any then outstanding preferred stock.

9. Stock Option Plans and Stock-Based Compensation

The Company has options outstanding under three stock incentive plans: the 1994 Stock Option Plan (the "1994 Plan"), the 2004 Stock Option and Incentive Plan (the "2004 Plan") and the 2005 Stock Option and Incentive

Plan (the "2005 Plan" and together with the 1994 Plan and the 2004 Plan, the "Plans"). The 2005 Plan is the only one of the three plans under which new awards may currently be granted. Under the 2005 Plan, which became effective October 10, 2005, 1,583,682 shares were initially reserved for issuance in the form of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards and restricted stock awards. Additionally, the 2005 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning in 2007, by 4.5% of the outstanding number of shares of common stock on the immediately preceding December 31. Stock options returned to the Plans as a result of their expiration, cancellation or termination are automatically made available for issuance under the 2005 Plan. Eligibility for incentive stock options is limited to those individuals whose employment status would qualify them for the tax treatment associated with incentive stock options in accordance with the Internal Revenue Code of 1986, as amended. As of January 1, 2011, there were 3,008,963 shares available for future grant under the 2005 Plan.

Options granted under the Plans are subject to terms and conditions as determined by the compensation committee of the board of directors, including vesting periods. Options granted under the Plans are exercisable in full at any time subsequent to vesting, generally vest over periods from zero to five years, and expire seven or ten years from the date of grant or, if earlier, 60 or 90 days from employee termination. The exercise price of incentive stock options is equal to the closing price on the NASDAQ Global Market on the date of grant. The exercise price of nonstatutory options may be set at a price other than the fair market value of the common stock.

In connection with the initial public offering, the Company retrospectively reassessed the fair value of its common stock for options granted during the period from July 1, 2004 to November 8, 2005. As a result of this reassessment, the Company determined that the estimated fair market value used in granting options for the period from July 1, 2004 to December 31, 2004 was reasonable and appropriate. Accordingly, no deferred compensation was recorded for these grants. For the period from January 1, 2005 through November 8, 2005, the Company determined that the estimated fair value of its common stock increased from $4.60 to $21.60 due to a number of factors such as, among other things, the likelihood of an initial public offering, its improving operating results and the achievement of other corporate milestones in 2005. Based upon this determination, the Company recorded deferred compensation of approximately $3.4 million in the twelve months ended December 31, 2005 relating to stock options with exercise prices below the retrospectively reassessed fair market value on the date of grant. The Company recognized associated stock-based compensation expense of $0.1 million, $0.2 million and $0.3 million for the fiscal years ended January 1, 2011, January 2, 2010 and December 27, 2008, respectively.

The Company recognized $6.4 million of stock-based compensation expense during the fiscal year ended January 1, 2011 for stock options granted subsequent to the Company's initial filing of its Form S-1 with the SEC. The unamortized fair value as of January 1, 2011 associated with these grants was $12.0 million with a weighted average remaining recognition period of 2.65 years.

On May 29, 2009, the Company completed a one-time stock option exchange program as approved by its stockholders on May 28, 2009. In accordance with the terms and conditions of the stock option exchange program, the Company issued new options to purchase an aggregate of 310,607 shares of the Company's common stock in exchange for the cancellation of options to purchase an aggregate of 678,850 of the Company's common stock. The exchange ratios were designed to result in the fair value, for accounting purposes, of the new options being approximately equal to the fair value of the exchanged eligible options to ensure the Company minimized any additional compensation expense in connection with the stock option exchange program. The Company incurred no additional compensation expense in connection with the program.

The fair value of each option grant for the fiscal years ended January 1, 2011, January 2, 2010 (excluding the new options issued in conjunction with the stock option exchange program described in the preceding paragraph for which no incremental compensation expense was realized) and December 27, 2008 was computed on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Year Ended January 1, 2011	Fiscal Year Ended January 2, 2010	Fiscal Year Ended December 27, 2008
Risk-free interest rate	1.27% — 2.28%	1.45% — 2.50%	2.24% — 3.45%
Expected dividend yield	—	—	—
Expected life	4.00 — 4.75 years	3.50 — 4.75 years	3.50 — 4.75 years
Expected volatility	57.0% — 62.0%	55.0% — 56.5%	55.0%

The risk-free interest rate is derived from the average U.S. Treasury constant maturity rate, which approximates the rate in effect at the time of grant, commensurate with the expected life of the instrument. The dividend yield is zero based upon the fact the Company has never paid and has no present intention to pay cash dividends. The expected term calculation is based upon the simplified method provided under the relevant authoritative guidance, the expected term is developed by averaging the contractual term of the stock option grants (7 or 10 years) with the associated vesting term (typically 4 to 5 years). Given the Company's initial public offering in November 2005 and the resulting short history as a public company, the Company could not rely solely on company specific historical data for purposes of establishing expected volatility. Consequently, prior to 2010, the Company performed an analysis that included company specific historical data combined with data of several peer companies with similar expected option lives to develop expected volatility assumptions. During 2010, the Company began to rely solely on company specific historical data for purposes of establishing expected volatility.

Based upon the above assumptions, the weighted average fair value of each stock option granted for the fiscal years ended January 1, 2011, January 2, 2010 (excluding the new options issued in conjunction with the stock option exchange program for which no incremental compensation expense was realized) and December 27, 2008 was $8.24, $4.91 and $7.12, respectively.

The table below summarizes stock option plan activity:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value(1)
Outstanding at December 29, 2007	3,246,088	$12.29		
Granted	1,007,660	14.58		
Exercised	(289,970)	3.49		
Canceled	(439,847)	15.71		
Outstanding at December 27, 2008	3,523,931	$13.24		
Granted	941,406	11.09		
Exercised	(243,791)	3.02		
Canceled	(824,918)	19.89		
Outstanding at January 2, 2010	3,396,628	$11.77		
Granted	1,058,323	16.65		
Exercised	(667,348)	9.87		
Canceled	(130,568)	15.21		
Outstanding at January 1, 2011	3,657,035	$13.40	4.86 years	$42.0 million
Vested and expected to vest at January 1, 2011	3,476,378	$13.30	4.80 years	$40.3 million
Exercisable as of January 1, 2011	1,897,121	$12.04	4.0 years	$24.4 million
Weighted average fair value of options granted during the fiscal year ended January 1, 2011		$ 8.24		
Options available for future grant at January 1, 2011	3,008,963			

(1) The aggregate intrinsic value on the table was calculated based upon the positive difference between the closing market value of the Company's stock on January 1, 2011 of $24.88 and the exercise price of the underlying option.

During fiscal years 2010, 2009, and 2008, the total intrinsic value of stock options exercised was $7.5 million, $2.0 million and $3.2 million, respectively. No amounts relating to stock-based compensation have been capitalized.

The following table summarizes information about stock options outstanding at January 1, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.55 - $ 4.60	365,914	3.30 years	$ 2.64	365,914	$ 2.64
4.96 - 7.76	431,702	4.57	6.10	332,184	5.61
8.10 - 12.50	392,675	4.38	11.06	132,381	11.92
12.82 - 14.05	507,715	4.88	13.62	320,516	13.74
14.09 - 14.13	145,760	4.54	14.10	69,569	14.10
14.52 - 14.52	637,600	6.25	14.52	—	0.00
14.54 - 17.13	371,199	3.55	16.14	315,747	16.10
17.40 - 18.74	382,374	5.92	18.21	72,075	18.39
19.85 - 24.53	401,381	5.25	23.22	268,020	22.71
24.88 - 27.80	20,715	2.05	26.96	20,715	26.96
$ 0.55 - $27.80	3,657,035	4.86 years	$13.40	1,897,121	$12.04

The table below summarizes activity relating to restricted stock awards:

	Number of Shares Underlying Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding at December 29, 2007	45,784	$10.11
Granted	—	—
Vested	(29,038)	6.69
Forfeited	—	—
Outstanding at December 27, 2008	16,746	$16.03
Granted	—	—
Vested	(5,582)	16.03
Forfeited	—	—
Outstanding at January 2, 2010	11,164	$16.03
Granted	—	—
Vested	(5,582)	16.03
Forfeited	—	—
Outstanding at January 1, 2011	5,582	$16.03

During the fiscal year ended January 1, 2011, the Company recognized $0.1 million of stock based compensation expense associated with restricted stock awards. As of January 1, 2011, the unamortized fair value of all restricted stock awards was $0.1 million which the Company expects to recognize as stock-based compensation expense in 2011.

The table below summarizes activity relating to restricted stock units:

	Number of Shares Underlying Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding at December 29, 2007	24,447	$19.05
Granted	168,547	15.40
Vested	(22,929)	17.64
Forfeited	(1,349)	18.02
Outstanding at December 27, 2008	168,716	$15.60
Granted	183,139	9.94
Vested	(46,162)	15.09
Forfeited	(4,469)	16.23
Outstanding at January 2, 2010	301,224	$12.23
Granted	382,564	16.84
Vested	(98,015)	13.18
Forfeited	(15,696)	13.17
Outstanding at January 1, 2011	570,077	$15.14

During the fiscal year ended January 1, 2011, the Company recognized $1.7 million of stock based compensation expense associated with restricted stock units. As of January 1, 2011, the unamortized fair value of all restricted stock units was $7.6 million. The Company expects to recognize associated stock-based compensation expense of $2.3 million, $2.2 million, $1.9 million and $1.2 million in 2011, 2012, 2013 and 2014, respectively.

The following includes significant activity that is included in the stock option activity and restricted stock activity tables above:

On December 30, 2010, in connection with his employment, the Company granted a senior vice president of human resources a stock option exercisable for 100,000 shares of the Company's common stock and 35,000 restricted stock units. On December 30, 2010, in connection with the commencement of their employment, the Company granted three employees stock options exercisable for an aggregate of 21,000 shares of the Company's common stock and 10,500 restricted stock units. Each of the above stock options have a per share exercise price of $24.53, the closing price of the Company's common stock on NASDAQ on December 30, 2010. The stock options will vest 25% on the first anniversary of the grant date and quarterly thereafter over the following three years. The restricted stock units will vest 25% on each anniversary of the grant date.

On October 1, 2010, in connection with the commencement of their employment, the Company granted three employees stock options exercisable for an aggregate of 100,000 shares of the Company's common stock and 28,000 restricted stock units. Additionally, on October 1, 2010, the Company granted to certain employees an annual merit grant totaling 40,420 restricted stock units. Also, on October 1, 2010 in connection with their promotions, the Company granted three employees, including executive officers, stock options exercisable for an aggregate of 38,073 shares of the Company's common stock and 10,344 restricted stock units. Each of the above stock options have a per share exercise price of $18.61, the closing price of the Company's common stock on NASDAQ on October 1, 2010. The stock options will vest 25% on the first anniversary of the grant date and quarterly thereafter over the following three years. The restricted stock units will vest 25% on each anniversary of the grant date.

On July 2, 2010, the Company granted each of its nine non-employee board members a stock option exercisable for 10,000 shares of the Company's common stock with an exercise price per share of $17.70, the per share closing price of the Company's common stock on NASDAQ on July 2, 2010. These stock options will vest 100% on the first anniversary of the grant date.

On April 2, 2010, in connection with the appointment of a new member to its board of directors, the Company granted a stock option exercisable for 40,000 shares of the Company's common stock. On April 2, 2010, in connection with his employment, the Company granted a senior vice president of product development a stock option exercisable for 80,000 shares of the Company's common stock and 20,000 restricted stock units. Additionally, on April 2, 2010, the Company granted to certain employees, including executive officers, an annual merit grant of stock options totaling 520,750 shares of the Company's common stock and 185,650 restricted stock units. Each of the above stock options have a per share exercise price of $14.52, the closing price of the Company's common stock on NASDAQ on April 2, 2010. The stock options will vest 25% on the first anniversary of the grant date and quarterly over the following three years, and the restricted stock units will vest 25% on each anniversary of the grant date.

10. Income Taxes

The components of income tax expense were as follows:

	2010	2009	2008
		(In thousands)	
Current			
Federal	$14,353	$ 5,019	$ 2,137
State	1,685	369	231
Foreign	112	42	10
Total current tax provision	16,150	5,430	2,378
Deferred			
Federal	(4,196)	(3,404)	(2,009)
State	(3,494)	—	—
Total deferred tax provision	(7,690)	(3,404)	(2,009)
Total income tax provision	$ 8,460	$ 2,026	$ 369

No provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries as these earnings have been indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable. As of January 1, 2011, a deferred tax liability has not been established for approximately $1.0 million of cumulative undistributed earnings of non-U.S. subsidiaries, as the Company plans to keep these amount permanently reinvested overseas.

During the quarter ending January 2, 2010, the Company recorded an out-of-period adjustment in the income tax provision of $0.2 million to correct an error with respect to the earnings of the Company's India subsidiary. The Company believes that this adjustment did not have a material impact to its full year 2009 results. In addition, management does not believe the adjustment is material to the amounts reported by the Company in previous periods.

The components of net deferred tax assets are as follows at January 1, 2011 and January 2, 2010:

	2010	2009
	(In thousands)	
Net deferred tax assets		
Current net deferred tax assets		
Reserves and accruals	$12,917	$ 9,922
Valuation allowance	—	(1,253)
Total current net deferred tax assets	12,917	8,669
Non-current net deferred tax assets		
Capital loss carryforwards	—	99
Tax credits	1,698	1,450
Fixed assets	725	1,398
Stock based compensation	5,915	5,757
Valuation allowance	—	(2,615)
Total non-current net deferred tax assets	8,338	6,089
Total net deferred tax assets	$21,255	$14,758

In fiscal 2010, based on recent and expected increased future profitability, the Company released its valuation allowance relating to state deferred tax assets.

The table below summarizes activity relating to the valuation allowance:

Fiscal Year Ended	Balance at beginning of period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
		(In thousands)		
December 27, 2008	$2,680	$772		$3,452
January 2, 2010	3,452	416		3,868
January 1, 2011	$3,868	—	$3,868	—

The net deferred tax assets as of January 1, 2011 and January 2, 2010 were $21.3 million and $14.8 million, respectively.

As of January 1, 2011, the Company has research and development credits carryforwards available to offset future state taxes of $2.7 million and investment tax credit carryforwards to offset future state taxes of $0.4 million, which expire at various dates from 2016 to 2025. As of January 2, 2010, the Company had research and development credits carryforwards to offset future federal and state taxes of $0.7 million and $2.2 million respectively, and investment tax credit carryforwards to offset future state taxes of $0.6 million, which expire at various dates from 2012 to 2024. Under the Internal Revenue Code, certain substantial changes in the Company's ownership could result in an annual limitation on the amount of these tax carryforwards which can be utilized in future years.

The reconciliation of the expected tax (benefit) expense (computed by applying the federal statutory rate to income before income taxes) to actual tax expense was as follows:

	2010	2009	2008
	(In thousands)		
Expected federal income tax	$11,891	$1,991	$ 382
Miscellaneous permanent items	164	125	127
State taxes	1,545	94	(690)
Credits	(997)	(367)	(494)
Non deductible stock compensation	—	259	189
Conversion of incentive stock options(1)	—	(346)	—
Other	(275)	111	16
Increase (decrease) in valuation allowance	(3,868)	159	839
	$ 8,460	$2,026	$ 369

(1) The Company recorded a discrete benefit from the conversion of incentive stock options to non-qualified stock options as a result of its stock option exchange program which concluded in the second fiscal quarter of 2009.

At January 1, 2011, the Company had no material unrecognized tax benefits. Additionally, there were no accrued interest or penalties as of January 1, 2011, January 2, 2010 or December 27, 2008.

We follow the with and without approach for direct and indirect effects of the windfall tax deductions.

11. Commitments and Contingencies

Legal

On August 17, 2007, the Company filed a lawsuit in Massachusetts Superior Court against Robotic FX, Inc. and Jameel Ahed alleging, among other things, misappropriation of trade secrets and breach of contract, and seeking both injunctive and monetary relief. The case was subsequently removed to the United States District Court for the District of Massachusetts. On November 2, 2007, the court issued a preliminary injunction, and on December 21, 2007 issued a permanent injunction, against Robotic FX, Inc. and Mr. Ahed preventing the sale of products using certain of the Company's trade secrets, including the Robotic FX Negotiator product.

In addition, on August 17, 2007, the Company filed a lawsuit in the United States District Court for the Northern District of Alabama against Robotic FX, Inc. alleging willful infringement of two patents owned by the Company, and seeking both injunctive and monetary relief. On December 21, 2007, the court entered a judgment that Robotic FX, Inc. knowingly infringed on both asserted patents.

In a related settlement, Robotic FX, Inc. was dissolved and certain residual assets were retained by the Company at its election. Mr. Ahed is prohibited from participating in competitive activities in the robotics industry for five years.

The cumulative litigation and settlement-related expenditures associated with this dispute are expected to total approximately $3.0 million, including an obligation to make cash payments up to $0.4 million through 2012, contingent upon Mr. Ahed and Robotic FX, Inc. continuing to meet obligations pursuant to various agreements, including but not limited to certain non-competition provisions. The Company paid $0.1 million to Mr. Ahed during the fiscal year ended January 1, 2011. These contingent payments will continue to be expensed, when and if earned.

Lease Obligations

The Company leases its facilities. Rental expense under operating leases for fiscal 2010, 2009 and 2008 amounted to $3.7 million, $3.9 million, and $3.8 million, respectively. The Company recorded $0.7 million of expense in the fiscal year ended December 27, 2008 for remaining lease commitments, net of estimated sublease income, at its former corporate headquarters in Burlington, MA. Future minimum rental payments under operating leases were as follows as of January 1, 2011:

	Operating Leases
2011	$ 2,904
2012	2,646
2013	2,466
2014	2,447
2015	2,442
Thereafter	10,327
Total minimum lease payments	$23,232

Guarantees and Indemnification Obligations

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party, generally the Company's customers, in connection with any patent, copyright, trade secret or other proprietary right infringement claim by any third party with respect to the Company's software. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of January 1, 2011 and January 2, 2010, respectively.

Government Contract Contingencies

Several of the Company's prime contracts with the U.S. federal government do not contain a limitation of liability provision, creating a risk of responsibility for direct and consequential damages. Several subcontracts with prime contractors hold the prime contractor harmless against liability that stems from our work and do not contain a limitation of liability. These provisions could cause substantial liability for the Company. In addition, the Company is subject to audits by the U.S. federal government as part of routine audits of government contracts. As part of an audit, these agencies may review the Company's performance on contracts, cost structures and compliance with applicable laws, regulations and standards. If any of its costs are found to be allocated improperly to a specific contract, the costs may not be reimbursed and any costs already reimbursed for such contract may have to be refunded. Accordingly, an audit could result in a material adjustment to our revenue and results of operations. Annually, the Company submits final indirect billing rates to DCMA based upon actual costs incurred throughout the year. These final billing rates are subject to audit by DCAA. As of January 1, 2011, fiscal years 2007, 2008, 2009 and 2010 are open for audit by DCAA.

Warranty

The Company provides warranties on most products and has established a reserve for warranty based on identified warranty costs. The reserve is included as part of accrued expenses (Note 6) in the accompanying balance sheets.

Activity related to the warranty accrual was as follows:

	Fiscal Year Ended		
	January 1, 2011	January 2, 2010	December 27, 2008
		(In thousands)	
Balance at beginning of period	$ 6,105	$ 5,380	$ 2,491
Provision	6,402	4,870	7,728
Warranty usage(*)	(3,223)	(4,145)	(4,839)
Balance at end of period	$ 9,284	$ 6,105	$ 5,380

(*) Warranty usage includes the pro rata expiration of product warranties not utilized.

Sales Taxes

The Company collects and remits sales tax in jurisdictions in which it has a physical presence or it believes nexus exists, which therefore obligates the Company to collect and remit sales tax. The Company continually evaluates whether it has established a nexus in new jurisdictions with respect to sales tax. The Company has recorded a liability for potential exposure in several states where there is uncertainty about the point in time at which the Company established a sufficient business connection to create nexus. The Company continues to analyze possible sales tax exposure, but does not currently believe that any individual claim or aggregate claims that might arise will ultimately have a material effect on its consolidated results of operations, financial position or cash flows.

12. Employee Benefits

The Company sponsors a retirement plan under Section 401(k) of the Internal Revenue Code (the "Retirement Plan"). All Company employees, with the exception of temporary, contract and international employees are eligible to participate in the Retirement Plan after satisfying age and length of service requirements prescribed by the plan. Under the Retirement Plan, employees may make tax- deferred contributions, and the Company, at its sole discretion, and subject to the limits prescribed by the IRS, may make either a nonelective contribution on behalf of all eligible employees or a matching contribution on behalf of all plan participants.

The Company elected to make a matching contribution of approximately $1.5 million, $1.2 million and $0.9 million for the plan years ended January 1, 2011, January 2, 2010 and December 27, 2008 ("Plan-Year 2010," "Plan-Year 2009" and "Plan-Year 2008"), respectively. The employer contribution represents a matching contribution at a rate of 50% of each employee's first six percent contribution. Accordingly, each employee participating during Plan-Year 2010, Plan-Year 2009 and Plan-Year 2008 is entitled up to a maximum of three percent of his or her eligible annual payroll. The employer matching contribution for Plan-Year 2010 is included in accrued compensation.

13. Acquisition of Nekton Research, LLC

In September 2008 the Company acquired Nekton, an unmanned underwater robot technology company based in Raleigh, North Carolina. The Company acquired Nekton for a purchase price of $10 million, consisting primarily of cash and direct acquisition costs, with the potential for additional consideration up to $5 million based on the achievement of certain business and financial milestones. In connection with the acquisition, the Company assumed $0.1 million in net liabilities, and initially recorded $4.5 million of intangible assets and $5.4 million of goodwill. Approximately $0.2 million of the purchase price was allocated to in-process research and development and was expensed upon completion of the acquisition. In December 2009, $2.5 million of additional consideration was paid and recorded as goodwill, under the earn-out provisions of the original agreement, bringing the total goodwill recorded for this acquisition to $7.9 million. There will be no additional consideration paid in connection with this acquisition.

The consolidated financial statements for the year ended December 27, 2008 include the results of operations of Nekton commencing as of September 8, 2008, the acquisition date. No supplemental pro forma information is presented for the acquisition due to the immaterial effect of the acquisition on the Company's results of operations.

14. Goodwill and other intangible assets

The carrying amount of the goodwill at January 1, 2011 of $7.9 million is from the acquisition of Nekton completed in September 2008. In October 2010, the Company completed its annual goodwill impairment test and did not identify any goodwill impairment.

Other intangible assets include the value assigned to completed technology, research contracts, and a trade name. The estimated useful lives for all of these intangible assets are two to ten years. The intangible assets are being amortized on a straight-line basis, which is consistent with the pattern that the economic benefits of the intangible assets are expected to be utilized.

Intangible assets at January 1, 2011 and January 2, 2010 consisted of the following:

	January 1, 2011			January 2, 2010		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
		(In thousands)			(In thousands)	
Completed technology	$3,700	$ 865	$2,835	$3,700	$496	$3,204
Research contracts	100	100	—	100	64	36
Tradename	700	165	535	700	96	604
Total	$4,500	$1,130	$3,370	$4,500	$656	$3,844

Amortization expense related to acquired intangible assets was $475,000 and $492,000 for the fiscal years ended January 1, 2011 and January 2, 2010. The estimated future amortization expense related to current intangible assets in each of the five succeeding fiscal years is expected to be as follows:

	(In thousands)
2011	444
2012	444
2013	444
2014	444
2015	444
Total	$2,220

15. Industry Segment, Geographic Information and Significant Customers

The Company operates in two reportable segments, the home robots division and the government and industrial division. The nature of products and types of customers for the two segments vary significantly. As such, the segments are managed separately.

Home Robots

The Company's home robots division offers products to consumers through a network of retail businesses throughout the United States, to various countries through international distributors and retailers, and through the

Company's on-line store. The Company's home robots division includes mobile robots used in the maintenance of domestic households.

Government and Industrial

The Company's government and industrial division offers products through a small U.S. government-focused sales force, while products are sold to a limited number of countries, other than the United States, through international distribution. The Company's government and industrial robots are used by various U.S. and foreign governments, primarily for reconnaissance and bomb disposal missions.

The table below presents segment information about revenue, cost of revenue, gross margin and income before income taxes:

	Fiscal Year Ended		
	January 1, 2011	January 2, 2010	December 27, 2008
		(In thousands)	
Revenue:			
Home Robots	$229,348	$165,860	$173,602
Government & Industrial	171,604	132,757	134,019
Total revenue	400,952	298,617	307,621
Cost of revenue:			
Home Robots	137,568	112,429	123,833
Government & Industrial	117,952	94,992	90,317
Total cost of revenue	255,520	207,421	214,150
Gross margin:			
Home Robots	91,780	53,431	49,769
Government & Industrial	53,652	37,765	43,702
Total gross margin	145,432	91,196	93,471
Research and development	24,809	14,747	17,566
Selling and marketing	50,535	40,902	46,866
General and administrative	36,618	30,110	28,840
Litigation and related expenses	—	—	—
Other income (expense), net	504	(81)	926
Income before income taxes	$ 33,974	$ 5,356	$ 1,125

As of January 1, 2011, goodwill of $7.9 million and purchased intangible assets, net of $3.4 million recorded in conjunction with the acquisition of Nekton in September 2008, as well as the $2.5 million investment in Advanced Scientific Concepts, Inc., are directly associated with the government and industrial division. Other long lived assets are not directly attributable to individual business segments.

Geographic Information

For the fiscal years ended January 1, 2011, January 2, 2010 and December 27, 2008, sales to non-U.S. customers accounted for 41.1%, 33.3% and 23.4% of total revenue, respectively.

Significant Customers

For the fiscal years ended January 1, 2011, January 2, 2010 and December 27, 2008, U.S. federal government orders, contracts and subcontracts accounted for 38.4%, 36.9% and 40.3% of total revenue, respectively. For the fiscal year ended January 1, 2011, we generated 17.4% of total revenue from The Boeing Company as a subcontractor under U.S. federal government contracts. For the fiscal years ended January 1, 2011, January 2,

2010 and December 27, 2008 approximately 65.7% 56.0% and 56.3%, respectively, of our home robot product revenue resulted from sales to 15 customers.

16. Quarterly Information (Unaudited)

	Fiscal Quarter Ended							
	March 28, 2009	June 27, 2009	September 26, 2009	January 2, 2010	April 3, 2010	July 3, 2010	October 2, 2010	January 1, 2011
	(In thousands, except per share amounts)							
Revenue	$56,936	$61,340	$78,619	$101,722	$94,930	$97,804	$94,223	$113,995
Gross margin	16,206	16,409	24,195	34,386	32,717	33,970	33,257	45,488
Net income (loss)	(1,787)	(2,609)	2,594	5,132	6,168	5,314	7,032	7,000
Diluted earnings (loss) per share	$ (0.07)	$ (0.10)	$ 0.10	$ 0.20	$ 0.24	$ 0.20	$ 0.27	$ 0.26

17. Subsequent Events

On January 4, 2011, the Company entered into a revolving letter of credit facility with Bank of America, N.A. The credit facility will be available to fund letters of credit on behalf of the Company up to an aggregate outstanding amount of $5 million. The Company may terminate or from time to time permanently reduce the amount of the credit facility.

The Company shall pay the lender a fee on outstanding letters of credit issued under the credit facility equal to 2% per annum of the daily maximum amount available to be drawn under the outstanding letters of credit. In addition, the Company shall pay the lender a fee equal to 0.25% per annum of the actual daily amount by which the credit facility exceeds the aggregate undrawn amount of all outstanding letters of credit under the credit facility plus the aggregate of all unreimbursed drawings under all letters of credit under the credit facility. The maturity date for letters of credit issued under the credit facility shall be no later than seven days prior to June 5, 2012.

The credit facility contains customary terms and conditions for credit facilities of this type, including restrictions on the Company's ability to incur or guaranty additional indebtedness, create liens, enter into transactions with affiliates, make loans or investments, sell assets, pay dividends or make distributions on, or repurchase, its stock, and consolidate or merge with other entities. In addition, the Company is required to meet certain financial covenants customary with this type of agreement, including maintaining a minimum specified tangible net worth, a minimum specified adjusted EBITDA and a minimum specified ratio of EBIT to interest expense.

The credit facility also contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy, and failure to discharge certain judgments. If a default occurs and is not cured within any applicable cure period or is not waived, the lender may accelerate the obligations of the Company under the credit facility.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not Applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of disclosure controls and procedures.

As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), of the effectiveness, as of the end of the period covered by this report, of the design and operation of our "disclosure controls and procedures" as defined in Rule 13a-15(e) promulgated by the SEC under the Exchange Act. Based upon that evaluation, our CEO and our CFO concluded that our disclosure controls and procedures, as of the end of such period, were adequate and effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of January 1, 2011, based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of January 1, 2011 based on the specified criteria.

The effectiveness of the Company's internal control over financial reporting as of January 1, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

During the quarter ended January 1, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Our policy governing transactions in our securities by our directors, officers, and employees permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-l under the Securities Exchange Act of 1934, as amended. We have been advised that certain of our officers and directors (including Colin Angle, Chief Executive Officer, Joseph Dyer, Chief Operating Officer, Glen Weinstein, Senior Vice President, General Counsel and Secretary, John Leahy, Executive Vice President, Chief Financial Officer and Treasurer, Alison Dean, Senior Vice President of Corporate Finance and Principal Accounting Officer, Robert Moses, President Government and Industrial Division, Rodney Brooks, Director, and Helen Greiner, Director) of the Company have entered into trading plans (each a "Plan" and collectively, the "Plans") covering periods after the date of this Annual Report on Form 10-K in accordance with Rule 10b5-l and our policy governing transactions in our securities. Generally, under these trading plans, the individual relinquishes control over the transactions once the trading plan is put into place. Accordingly, sales under these plans may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving our company.

We anticipate that, as permitted by Rule 10b5-l and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of our executive officers and directors who establish a trading plan in compliance with Rule 10b5-l and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports on Form 10-Q and 10-K filed with the Securities and Exchange Commission. We, however, undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended January 1, 2011.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended January 1, 2011.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended January 1, 2011.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended January 1, 2011.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended January 1, 2011.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following are filed as part of this Annual Report on Form 10-K:

1. Financial Statements

The following consolidated financial statements are included in Item 8:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at January 1, 2011 and January 2, 2010

Consolidated Statements of Operations for the Years ended January 1, 2011, January 2, 2010, and December 27, 2008

Consolidated Statements of Stockholders' Equity (Deficit) for the Years ended January 1, 2011, January 2, 2010, and December 27, 2008

Consolidated Statements of Cash Flows for the Years ended January 1, 2011, January 2, 2010, and December 27, 2008

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

All other schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the Notes thereto.

3. Exhibits — See item 15(b) of this report below

(b) Exhibits

The following exhibits are filed as part of and incorporated by reference into this Annual Report:

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among the Registrant, Farragut Acquisition, LLC, Nekton Research, LLC and the Members Representative named therein, dated September 5, 2008 (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on September 8, 2008 and incorporated by reference herein)
3.1(1)	Form of Second Amended and Restated Certificate of Incorporation of the Registrant dated November 15, 2005
3.2(1)	Amended and Restated By-laws of the Registrant
4.1(1)	Specimen Stock Certificate for shares of the Registrant's Common Stock
4.2(1)	Shareholder Rights Agreement between the Registrant and Computershare Trust Company, Inc., as the Rights Agent dated November 15, 2005
10.1(1)	Fifth Amended and Restated Registration Rights Agreement by and among the Registrant, the Investors and the Stockholders named therein, dated as of November 10, 2004
10.2†(1)	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers

Exhibit Number	Description
10.3†	Registrant's Senior Executive Incentive Compensation Plan (filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated by reference herein)
10.4†(1)	Amended and Restated 1994 Stock Plan and forms of agreements thereunder
10.5†	Amended and Restated 2001 Special Stock Option Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein)
10.6†	Amended and Restated 2004 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.7	Lease Agreement between the Registrant and Burlington Crossing Office LLC for premises located at 63 South Avenue, Burlington, Massachusetts, dated as of October 29, 2002, as amended (filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended January 2, 2010 and incorporated by reference herein)
10.8†	Form of Executive Agreement between the Registrant and certain executive officers of the Registrant, as amended (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 2, 2010 and incorporated by reference herein)
10.9†(1)	Employment Agreement between the Registrant and Colin Angle, dated as of January 1, 1997
10.10†(1)	Employment Agreement between the Registrant and Joseph W. Dyer, dated as of February 18, 2004
10.11(1)	Government Contract DAAE07-03-9-F001 (Small Unmanned Ground Vehicle)
10.12(1)	Government Contract N00174-03-D-0003 (Man Transportable Robotic System)
10.13†	2005 Stock Option and Incentive Plan, as amended, and forms of agreements thereunder (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 2, 2009 and incorporated by reference herein)
10.14#(1)	Manufacturing and Services Agreement between the Registrant and Gem City Engineering Corporation, dated as of July 27, 2004
10.15†	Non-Employee Directors' Deferred Compensation Program, as amended (filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated by reference herein)
10.16	Lease Agreement between the Registrant and Boston Properties Limited Partnership for premises located at 4-18 Crosby Drive, Bedford, Massachusetts, dated as of February 22, 2007 (filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated by reference herein)
10.17	Credit Agreement between the Registrant and Bank of America, N.A., dated as of June 5, 2007 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.18#	Manufacturing Agreement between the Registrant and Kin Yat Industrial Co. Ltd., dated as of March 23, 2007 (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.19†	Senior Executive Incentive Compensation Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 and incorporated by reference herein)
10.20	First Amendment and Waiver to Credit Agreement by and between the Registrant and Bank of America, N.A., dated April 30, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 29, 2008 and incorporated by reference herein)
10.21	Second Amendment and Waiver to Credit Agreement by and between the Registrant and Bank of America, N.A., dated September 5, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 10, 2008 and incorporated by reference herein)
10.22	First Amendment to Note by and between the Registrant and Bank of America, N.A., dated April 30, 2008 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 29, 2008 and incorporated by reference herein)

Exhibit Number	Description
10.23†	Form of Deferred Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.24†	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.25†	Amended and Restated Independent Contractor Agreement by and between the Registrant and Rodney A. Brooks, dated August 8, 2008 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 27, 2008 and incorporated by reference herein)
10.26†	Employment Separation Agreement by and between the Registrant and Helen Greiner, dated October 22, 2008 (filed as Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the year ended December 27, 2008 and incorporated by reference herein)
10.27	Third Amendment to Credit Agreement by and between the Registrant and Bank of America, N.A., dated February 12, 2010 (filed as Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended January 2, 2010 and incorporated by reference herein)
10.28	Second Amendment to Note by and between the Registrant and Bank of America, N.A., dated February 12, 2010 (filed as Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the year ended January 2, 2010 and incorporated by reference herein)
10.29#	Manufacturing Services Agreement between the Registrant and Jabil Circuit, Inc., dated as of March 18, 2010 (filed as Exhibit 10.1 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 3, 2010 and incorporated by reference herein)
10.30#	First Amendment to Manufacturing Agreement between the Registrant and Kin Yat Industrial Co. Ltd., dated as of March 22, 2010 (filed as Exhibit 10.2 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 3, 2010 and incorporated by reference herein)
10.31	Reimbursement Agreement between the Registrant and Bank of America, N.A. dated January 4, 2011 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 6, 2011 and incorporated by reference herein)
21.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein)
23.1*	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (incorporated by reference to the signature page of this report on Form 10-K)
31.1*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
31.2*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Indicates a management contract or any compensatory plan, contract or arrangement.

Confidential treatment requested for portions of this document.

(1) Incorporated by reference herein to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-126907)

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

iROBOT CORPORATION

By: /s/ Colin M. Angle

Colin M. Angle
Chairman of the Board,
Chief Executive Officer and Director

Date: February 18, 2011

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Colin M. Angle and John Leahy, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated on February 18, 2011.

Signature	Title(s)
/s/ COLIN M. ANGLE Colin M. Angle	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ JOHN LEAHY John Leahy	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
/s/ ALISON DEAN Alison Dean	Senior Vice President, Corporate Finance (Principal Accounting Officer)
/s/ RONALD CHWANG Ronald Chwang	Director
/s/ JACQUES S. GANSLER Jacques S. Gansler	Director
/s/ RODNEY A. BROOKS Rodney A. Brooks	Director
/s/ ANDREA GEISSER Andrea Geisser	Director

Signature	Title(s)
/s/ GEORGE C. MCNAMEE George C. McNamee	Director
/s/ HELEN GREINER Helen Greiner	Director
/s/ PETER MEEKIN Peter Meekin	Director
/s/ PAUL J. KERN Paul J. Kern	Director
/s/ PAUL SAGAN Paul Sagan	Director

Form 10-K

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger by and among the Registrant, Farragut Acquisition, LLC, Nekton Research, LLC and the Members Representative named therein, dated September 5, 2008 (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on September 8, 2008 and incorporated by reference herein)
3.1(1)	Form of Second Amended and Restated Certificate of Incorporation of the Registrant dated November 15, 2005
3.2(1)	Amended and Restated By-laws of the Registrant
4.1(1)	Specimen Stock Certificate for shares of the Registrant's Common Stock
4.2(1)	Shareholder Rights Agreement between the Registrant and Computershare Trust Company, Inc., as the Rights Agent dated November 15, 2005
10.1(1)	Fifth Amended and Restated Registration Rights Agreement by and among the Registrant, the Investors and the Stockholders named therein, dated as of November 10, 2004
10.2†(1)	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers
10.3†	Registrant's Senior Executive Incentive Compensation Plan (filed as Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated by reference herein)
10.4†(1)	Amended and Restated 1994 Stock Plan and forms of agreements thereunder
10.5†	Amended and Restated 2001 Special Stock Option Plan and forms of agreements thereunder (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein)
10.6†	Amended and Restated 2004 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.7	Lease Agreement between the Registrant and Burlington Crossing Office LLC for premises located at 63 South Avenue, Burlington, Massachusetts, dated as of October 29, 2002, as amended (filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended January 2, 2010 and incorporated by reference herein)
10.8†	Form of Executive Agreement between the Registrant and certain executive officers of the Registrant, as amended (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 2, 2010 and incorporated by reference herein)
10.9†(1)	Employment Agreement between the Registrant and Colin Angle, dated as of January 1, 1997
10.10†(1)	Employment Agreement between the Registrant and Joseph W. Dyer, dated as of February 18, 2004
10.11(1)	Government Contract DAAE07-03-9-F001 (Small Unmanned Ground Vehicle)
10.12(1)	Government Contract N00174-03-D-0003 (Man Transportable Robotic System)
10.13†	2005 Stock Option and Incentive Plan, as amended, and forms of agreements thereunder (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 2, 2009 and incorporated by reference herein)
10.14#(1)	Manufacturing and Services Agreement between the Registrant and Gem City Engineering Corporation, dated as of July 27, 2004
10.15†	Non-Employee Directors' Deferred Compensation Program, as amended (filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated by reference herein)
10.16	Lease Agreement between the Registrant and Boston Properties Limited Partnership for premises located at 4-18 Crosby Drive, Bedford, Massachusetts, dated as of February 22, 2007 (filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated by reference herein)
10.17	Credit Agreement between the Registrant and Bank of America, N.A., dated as of June 5, 2007 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.18#	Manufacturing Agreement between the Registrant and Kin Yat Industrial Co. Ltd., dated as of March 23, 2007 (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated by reference herein)
10.19†	Senior Executive Incentive Compensation Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 and incorporated by reference herein)

Exhibit Number	Description
10.20	First Amendment and Waiver to Credit Agreement by and between the Registrant and Bank of America, N.A., dated April 30, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 29, 2008 and incorporated by reference herein)
10.21	Second Amendment and Waiver to Credit Agreement by and between the Registrant and Bank of America, N.A., dated September 5, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 10, 2008 and incorporated by reference herein)
10.22	First Amendment to Note by and between the Registrant and Bank of America, N.A., dated April 30, 2008 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on May 29, 2008 and incorporated by reference herein)
10.23†	Form of Deferred Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.24†	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.25†	Amended and Restated Independent Contractor Agreement by and between the Registrant and Rodney A. Brooks, dated August 8, 2008 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 27, 2008 and incorporated by reference herein)
10.26†	Employment Separation Agreement by and between the Registrant and Helen Greiner, dated October 22, 2008 (filed as Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the year ended December 27, 2008 and incorporated by reference herein)
10.27	Third Amendment to Credit Agreement by and between the Registrant and Bank of America, N.A., dated February 12, 2010 (filed as Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended January 2, 2010 and incorporated by reference herein)
10.28	Second Amendment to Note by and between the Registrant and Bank of America, N.A., dated February 12, 2010 (filed as Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the year ended January 2, 2010 and incorporated by reference herein)
10.29#	Manufacturing Services Agreement between the Registrant and Jabil Circuit, Inc., dated as of March 18, 2010 (filed as Exhibit 10.1 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 3, 2010 and incorporated by reference herein)
10.30#	First Amendment to Manufacturing Agreement between the Registrant and Kin Yat Industrial Co. Ltd., dated as of March 22, 2010 (filed as Exhibit 10.2 to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 3, 2010 and incorporated by reference herein)
10.31	Reimbursement Agreement between the Registrant and Bank of America, N.A. dated January 4, 2011 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 6, 2011 and incorporated by reference herein)
21.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference herein)
23.1*	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (incorporated by reference to the signature page of this report on Form 10-K)
31.1*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
31.2*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Indicates a management contract or any compensatory plan, contract or arrangement.

Confidential treatment requested for portions of this document.

(1) Incorporated by reference herein to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-126907)

* Filed herewith

The following graph compares the cumulative 5-year total return provided shareholders on iRobot Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite index, the S&P Technology Hardware & Equipment Industry Group index, and the NASDAQ Computer & Data Processing index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each index on 12/31/2005 and its relative performance is tracked through 12/31/2010.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among iRobot Corporation, the NASDAQ Composite Index,
the NASDAQ Computer & Data Processing Index
and S&P Technology Hardware & Equipment Industry Group


$160
$140
$120
$100
$80
$60
$40
$20
$0
12/05 3/06 6/06 9/06 12/06 3/07 6/07 9/07 12/07 3/08 6/08 9/08 12/08 3/09 6/09 9/09 12/09 3/10 6/10 9/10 12/10
iRobot Corporation
NASDAQ Composite
NASDAQ Computer & Data Processing
S&P Technology Hardware & Equipment Industry Group

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/05	1/06	2/06	3/06	4/06	5/06	6/06	7/06	8/06
iRobot Corporation	100.00	106.66	82.51	83.41	65.41	66.58	74.65	52.54	53.11
NASDAQ Composite	100.00	104.30	102.92	106.07	105.55	99.28	99.15	95.88	100.11
NASDAQ Computer & Data Processing	100.00	103.94	99.47	102.48	99.96	92.68	95.77	94.09	99.24
S&P Technology Hardware & Equipment Industry Group	100.00	105.60	105.95	110.32	109.27	109.43	111.18	113.46	114.61

9/06	10/06	11/06	12/06	1/07	2/07	3/07	4/07	5/07	6/07	7/07	8/07	9/07	10/07	11/07
60.19	61.54	55.84	54.19	54.82	41.73	39.21	47.55	49.38	59.56	53.65	66.19	59.65	54.28	48.06
103.62	108.88	112.06	111.74	114.22	112.14	112.33	117.10	120.66	121.24	118.51	120.91	126.88	134.50	124.82
105.04	111.07	114.40	112.40	116.07	111.02	112.30	116.45	120.82	119.12	115.35	116.50	123.33	141.69	130.59
116.95	115.86	117.07	119.75	115.47	112.37	111.36	108.58	109.42	106.40	96.15	101.73	101.36	98.32	95.23

12/07	1/08	2/08	3/08	4/08	5/08	6/08	7/08	8/08	9/08	10/08	11/08	12/08	1/09	2/09
54.25	60.52	54.97	51.34	48.12	42.06	41.22	41.55	41.97	44.46	30.96	31.32	27.09	22.80	23.64
124.67	112.13	106.61	106.70	113.29	118.46	107.89	107.94	109.43	96.13	79.57	71.42	73.77	69.28	64.98
134.94	118.87	107.78	109.00	116.92	121.83	112.29	108.65	111.95	102.54	84.97	76.78	77.33	73.49	71.04
90.78	91.93	86.33	90.08	90.91	89.70	72.95	80.66	83.01	93.84	82.65	76.88	78.47	61.01	54.42

3/09	4/09	5/09	6/09	7/09	8/09	9/09	10/09	11/09	12/09	1/10	2/10	3/10	4/10	5/10
22.80	34.41	37.50	38.94	33.63	34.41	36.93	40.11	42.30	52.81	47.40	48.57	45.48	60.49	64.39
71.64	80.03	83.15	86.12	92.96	94.71	99.74	96.66	101.50	107.12	101.37	105.77	113.19	115.75	106.12
78.68	87.15	91.13	96.86	99.83	102.24	107.45	110.35	116.05	122.47	112.69	116.67	122.47	123.57	111.41
59.06	61.58	59.76	56.33	59.05	57.62	56.64	53.24	51.76	55.61	59.64	60.98	65.97	70.63	64.34

6/10	7/10	8/10	9/10	10/10	11/10	12/10
56.38	61.09	49.71	55.72	62.65	60.91	74.65
99.74	106.62	100.43	112.49	119.00	118.51	125.93
103.05	113.24	106.68	119.60	130.91	125.44	135.78
59.47	58.76	54.39	57.46	57.82	58.94	67.88

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Corporate Office
8 Crosby Drive
Bedford, Massachusetts 01730
Phone: 781-430-3000
Fax: 781-430-3001

Transfer Agent
Computershare Trust
Company, Inc.
350 Indiana Street
Suite 750
Golden, Colorado 80401
Phone: 303.262.0600

Legal Counsel
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
Phone: 617.570.1000

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
125 High Street
Boston, Massachusetts 02110
Phone: 617.530.5000

Common Stock Information
Our common stock is traded on the Nasdaq National Market under the symbol IRBT.

Investor Information
Elise P. Caffrey
Vice President, Investor Relations

A copy of our financial reports, stock quotes, news releases, SEC filings, as well as information on our products is available in the Investor Relations section of www.irobot.com

Board Members
Colin M. Angle
Co-founder, Chairman of the Board and Chief Executive Officer

Dr. Rodney A. Brooks
Co-founder

Dr. Ronald Chwang
Director

Dr. Jacques S. Gansler
Director, Nominating & Corporate Governance Committee Chair

Andrea Geisser
Director, Audit Committee Chair

Helen Greiner
Co-founder

General Paul J. Kern
(U.S. Army, Ret.)
Director

George C. McNamee
Lead Independent Director, Compensation Committee Chair

Peter T. Meekin
Director

Paul L. Sagan
Director

Executive Team
Colin M. Angle
Chief Executive Officer

John J. Leahy
Executive Vice President, Chief Financial Officer and Treasurer

Vice Admiral Joseph W. Dyer
(U.S. Navy, Ret.)
Chief Operating Officer

Jeffrey A. Beck
President and General Manager, Home Robots

Captain Robert L. Moses
(U.S. Navy, Ret.)
President and General Manager, Government & Industrial Robots

Russell J. Campanello
Senior Vice President, Human Resources

Alison Dean
Senior Vice President, Corporate Finance

Glen D. Weinstein
Senior Vice President and General Counsel

iRobot Mission | Build cool stuff • Deliver great product • Make money • Have fun • **Change the world**

iRobot®

Corporate Headquarters

8 Crosby Drive
Bedford, MA 01730
USA

Phone: 781.430.3000
Fax: 781.430.3001

www.irobot.com
info@irobot.com